Banco Itau Holding Financeira S.A. | Cycle 03 - 08/03/2006 14:50:36 | ba6635.sif, Seq: 1
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<SUBMISSION-INFORMATION-FILE>

<TYPE> 6-K </TYPE>
<CONFIRMING-COPY> NO </CONFIRMING-COPY>
<SROS> NYSE </SROS>
<FILER>
<FILER-CIK> 0001132597 </FILER-CIK>
<FILER-CCC> kgsmrj#7 </FILER-CCC>
</FILER>
<SUBMISSION-CONTACT>
<CONTACT-NAME> </CONTACT-NAME>
<CONTACT-PHONE> </CONTACT-PHONE>
</SUBMISSION-CONTACT>
<NOTIFY-INTERNET> edgardesk@prnewswire.com </NOTIFY-INTERNET>
<RETURN-COPY> NO </RETURN-COPY>
<PERIOD> 05-15-2006 </PERIOD>

</SUBMISSION-INFORMATION-FILE>

===

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number: 001-15276

Banco Itau Holding Financeira S.A.
(Itau Holding Financing Bank S.A.)
(Translation of Registrant's Name Into English)

Praca Alfredo Egydio de Souza Aranha, 100
04344-902 Sao Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):
82- _____.

Enclosure: Financial Statements
            June 2006

            Management Discussion and Analysis
            June 2006

===

<PAGE>

[LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

[GRAPHIC APPEARS HERE]

MANAGEMENT DISCUSSION & ANALYSIS AND COMPLETE
FINANCIAL STATEMENTS JUNE 2006

<PAGE>

CONTENTS

Please note that the data relating to previous periods shown in this report has
been reclassified for the purposes of comparability, without causing impacts on
the net income.

Please note that the pro forma data relating to previous periods shown in this
report has been recalculated in the interests of adequacy of criteria. Please
note also that the pro forma reports of Itaucred take into consideration 100% of
FAI - Financeira Americanas Itau.

The tables in this report show the figures in millions. However, the variations
were calculated using the figures in units.

Future expectations arising from a reading of this analysis must take into
consideration the risks and uncertainties that involve any activities and that
are outside the control of the companies of the conglomerate (political and
economic changes, volatility in interest and foreign exchange rates,
technological changes, inflation, financial disintermediation, pressures on
products and prices and changes in the tax legislation).

2   Management Discussion and Analysis
                         Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

EXECUTIVE SUMMARY

HIGHLIGHTS - MANAGERIAL CRITERIA

R$ Million (except where indicated)

<TABLE>
<CAPTION>

STATEMENTS OF INCOME	2ND Q./06	1ST Q./06	2ND Q./05	1ST HALF/06	1ST HALF/05
Net Income	1,498	1,460	1,333	2,958	2,475
Managerial Financial Margin (1)	3,920	4,087	3,305	8,007	6,291
Net Result from Financial Operations	2,694	2,801	2,814	5,495	5,206
INCOME PER SHARE (R$)					
Consolidated Net Income per share (2)	1.35	1.32	1.19	2.67	2.20
Number of Outstanding Shares - in thousands (2)	1,107,942	1,107,735	1,124,533	1,107,942	1,124,533
Book Value per share (2)	15.84	15.00	13.36	15.84	13.36
Dividends / JCP (3) (R$ Million)	360	470	300	831	593
Dividends / JCP (3) per share (2)	0.33	0.42	0.27	0.75	0.53
Market Capitalization (4)(R$ Million)	69,911	70,895	48,580	69,911	48,580
Market Capitalization (4) (US$ Million)	32,302	32,634	20,669	32,302	20,669
PERFORMANCE RATIOS (%)					
Return on Average Equity - Annualized (5)	35.1%	36.3%	36.0%	35.7%	34.0%
Return on Average Assets - Annualized	3.6%	3.7%	3.6%	3.6%	3.5%
Solvency Ratio (BIS Ratio)	16.3%	16.9%	18.3%	16.3%	18.3%
Net Interest Margin	13.9%	15.1%	13.6%	14.5%	13.3%
Provision for Loan Losses / Nonperforming Loans	164%	181%	203%	164%	203%
Efficiency Ratio	43.5%	45.2%	50.8%	44.4%	50.3%

</TABLE>

<TABLE>
<CAPTION>

BALANCE SHEET	JUN 30, 06		MAR 31, 06		JUN 30, 05	
Total Assets		172,413		164,423		146,158
Credit Operations	67,383		63,969		52,348	
Sureties, Endorsements and Guarantees	7,401	74,783	8,077	72,046	6,299	58,647
	-------		-------		-------	
Total Deposits		52,921		51,688		43,694
Stockholders' Equity of Itau						
Consolidated		17,555		16,619		15,027
RELEVANT DATA						
Assets Under Management		138,923		135,576		105,785
Employees (Units)		53,277		51,765		46,881
Active Customers (Million)		12.6		12.6		11.9
Products / Customer (Units)		5.1		5.1		5.0
Branches (Units) (6)		2,423		2,408		2,289
CSBs (Units)		779		791		776
Automated Teller Machines (Units)		22,502		22,316		21,358

</TABLE>

(1) Described on page 4.
(2) A stock split was carried out in Oct/05. The amounts of the previous
    periods have been adjusted for better comparability.
(3) JCP- Interest on Net Equity. Net Amount (Note 15 - bll).
(4) Calculated based on the closing quotation for preferred shares.
(5) The calculation of the Annualized Return of Average Stockholder's Equity
    (ROE) was carried out by dividing the Net Income of the Parent Company by
    the Average Stockholders' Equity of the Parent Company. This quotient was
    multiplied by the number of periods in the year to get the annualized ROE
    ratio.
(6) Includes 96 Personnalite branches at 6/30/2006, 95 at 3/31/2006, and 87 at
    6/30/2005.

```
         MARKET SHARES - JUN/2006
         -------------------------------------------------
         Asset Management                 14.5%
         Automobile Finance *             20.0%
         CPMF Collections                 14.7%
         Credit Cards                     21.9%
         Total Deposits *                  8.1%
         Insurance Premiums *             11.5%
         Private Pension Plans *          10.7%
         -------------------------------------------------

         (*)  Referring to March 2006
         Sources: BACEN, Susep, Anbid, Abel, Federal Revenue and Abecs
         The Market Share of Insurance Premiums does not include Health
         Insurance
```

Please see page 12 this Report for pro forma information on Banco Itau Holding
Financeira Consolidated and BankBoston in Brazil.

MACROECONOMIC INDICES

	JUN 30, 06	MAR 31, 06	JUN 30, 05
EMBI Brazil Risk	254	235	411
CDI (in the Quarter)	3.6%	4.0%	4.6%
Exchange Rate (Var. in the Quarter)	-0.4%	-7.2%	-11.8%
Exchange Rate (Quotation in R$)	2.1643	2.1724	2.3504
IGPM (in the Quarter)	0.7%	0.7%	0.2%
Savings (TR + 6% p.y.)	2.0%	2.0%	2.3%

3   Management Discussion and Analysis
                    Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

NON-RECURRING EFFECTS ON RESULTS

Our consolidated results suffered the impact of a set of non-recurring events. Below, we present a table with the description of these items, as well as the amounts associated to each one of them; it should be highlighted that the impact of this set of events on net income was immaterial.

R$ Millions

<TABLE>
<CAPTION>

2ND Q./06	INCOME BEFORE TAX	PIS/COFINS	INCOME TAX AND SOCIAL CONTRIBUTION	INCOME NET OF TAX	
<S>	<C>	<C>	<C>	<C>	
Net Income				1,498	Detailed description in this report:
Financial Margin from Banking Transactions	(145)	2	49	(94)	
Securities available for sale	(104)	5	35	(64)	Page 13
Reversal of additional provision for securities	(100)	-	34	(66)	
Hedge of BankBoston's positions	59	(3)	(20)	36	
Result from Loan Losses	20	-	(7)	13	
Loans Sold	(185)	-	63	(122)	Page 14. Note to the Financial Statement n DEG. 7e.
Exceeding Allowance	100	-	(34)	66	
Effects of the Adaptation of Credicard's Provisioning Criteria	105	-	(36)	69	
Extraordinary Results (*)	60	-	-	60	
Amortization of Goodwill from acquisition of BPI shares	98	-	-	98	
Minority Interests	(38)	-	-	(38)	
Total - Non recurring effects	(65)	2	42	(21)	
Recurring net income				1,477	

</TABLE>

<TABLE>
<CAPTION>

1ST Q./06	INCOME BEFORE TAX	PIS/COFINS	INCOME TAX AND SOCIAL CONTRIBUTION	INCOME NET OF TAX	
<S>	<C>	<C>	<C>	<C>	
Net Income				1,460	Details description in the report for the 1st Qtr./06:
Financial Margin from Banking Transactions	(259)	12	88	(158)	
Revenue and expenses of deposits and demandable funds	(169)	12	57	(99)	Page 14
Reversal of additional provision for securities	(90)	-	31	(59)	Page 14
Result from Loan Losses	130	-	(44)	86	
Exceeding Allowance	130	-	(44)	86	Page 15
Extraordinary Results (*)	10	-	-	10	
Amortization of Goodwill from acquisition of BPI shares	17	-	-	17	
Minority Interests	(7)	-	-	(7)	
Total - Non recurring effects	(119)	12	44	(63)	
Recurring net income				1,397	

</TABLE>

(*) Not considering minority interest

MANAGERIAL STATEMENT OF INCOME

The analyses of the Management Discussion and Analysis Report are based on the Managerial Statement of Income, which is obtained from a series of reclassifications made to the accounting statement of income. These reclassifications are carried out as a result of the impacts of our strategy for managing the foreign exchange risk on the capital invested abroad, which has the objective of not allowing effects on the results from exchange rate variation. This statement was introduced one year ago, and the details relating to the reclassifications can be obtained by consulting the reports of June 2005 to March 2006.

Next, we present a table detailing the managerial financial margin from the management of the foreign exchange risk of the investments .

It should be noted that the Real appreciated 0.4% in relation to the Dollar in the second quarter of 2006. During the first quarter of 2006, the Real appreciated 7.2% in relation to the Dollar. In relation to the Euro, the Real depreciated 5.1% in the second quarter of 2006, compared to an appreciation of 4.9% in the first quarter.

As from June 2006, the accounting statement of income now shows the amortization of goodwill as an integral part of Other Operating Expenses, including the associated tax effects. However, in the Management Discussion and Analysis Report, amortization of goodwill will continue to be shown as an item following Income Tax and Social Contribution on Net Income, including the related tax effects.

MANAGERIAL FINANCIAL MARGIN FROM MANAGEMENT OF FOREIGN EXCHANGE RISK ON THE INVESTMENTS ABROAD

R$ Millions

<TABLE>
<CAPTION>

	2ND QUARTER 2006		
	INITIAL	RESULT GROSS OF	RESULT NET

	BALANCE	TAXES	TAX EFFECTS	OF TAXES
<S>	<C>	<C>	<C>	<C>
Capital Investments Abroad (A)	5,816			
Exchange Variation on Investments Abroad (B)		19		19
Effect of exchange risk management of investment abroad (C) = (D) + (E)		184	(68)	116
Assets Position in DI (D)	5,816	214	(79)	135
Liabilities Position in Foreign Currency (E)	(9,241)	(30)	11	(19)
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		203	(68)	135

<CAPTION>

	1ST QUARTER 2006			
	INITIAL BALANCE	RESULT GROSS OF TAXES	TAX EFFECTS	RESULT NET OF TAXES
<S>	<C>	<C>	<C>	<C>
Capital Investments Abroad (A)	5,822			
Exchange Variation on Investments Abroad (B)		(406)		(406)
Effect of exchange risk management of investment abroad (C) = (D) + (E)		882	(327)	555
Assets Position in DI (D)	5,822	236	(88)	149
Liabilities Position in Foreign Currency (E)	(9,251)	646	(239)	406
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		476	(327)	149

</TABLE>

4 Management Discussion and Analysis
Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

MANAGERIAL STATEMENT OF INCOME

MANAGERIAL ADJUSTMENTS CARRIED OUT:

Adjustment 1: Transfer of the Amortization of Goodwill from Other Operating
Income/Expenses to Extraordinary Result.
Adjustment 2: Distribution of the Foreign Exchange Variation of the Investments
Abroad.
Adjustment 3: Tax Effect of the Hedge of the Investments Abroad.

R$ Million

| | BANCO ITAU HOLDING | | | | |
| | | MANAGERIAL ADJUSTMENTS | | | |
2ND QUARTER 2006	ACCOUNTING	1ST ADJ.	2ND ADJ.	3RD ADJ.	MANAGERIAL
Managerial Financial Margin	3,998		(9)	(68)	3,920
o Banking Operations	3,603				3,603
o Treasury	182				182
o Management of Foreign Exchange Risk from Investments Abroad – net of tax effects	212		(9)	(68)	135
Result from Loan Losses	(1,227)		1		(1,226)
Provision for Loan and Lease Losses	(1,444)		1		(1,443)
Recovery of Credits Written Off as Losses	217				217
Net Result from Financial Operations	2,771		(8)	(68)	2,694
Other Operating Income/ (Expenses)	(445)	98	(24)	9	(362)
Banking Service Fees	2,127		(0)		2,127
Result from Operations of Insurance, Capitalization and Pension Plans	292				292
Non-Interest Expenses	(2,809)	98	(0)		(2,711)
Tax Expenses for ISS, PIS and COFINS	(399)			9	(391)
Equity in the Earnings of Associated Companies	61		(24)		37
Other Operating Income	283				283
Operating Income	2,326	98	(32)	(60)	2,332
Non-Operating Income	29		0		29
Income Before Tax	2,355	98	(32)	(60)	2,361
Income Tax and Social Contribution	(732)		2	60	(670)
Extraordinary Results	–	(98)			(98)
Profit Sharing	(108)				(108)
Minority Interests	(16)		30		14
Net Income	1,498				1,498

Reconciliation with the Managerial Financial Margin of the Foreign Exchange Risk
of the Investments Abroad (table on the preceding page); R$ 212 million - R$ 9
million = R$ 203 million.

R$ Million

| | BANCO ITAU HOLDING | | | | |
| | | MANAGERIAL ADJUSTMENTS | | | |
1ST QUARTER 2006	ACCOUNTING	1ST ADJ.	2ND ADJ.	3RD ADJ.	MANAGERIAL
Managerial Financial Margin	4,380		34	(327)	4,087
o Banking Operations	3,642				3,642
o Treasury	296				296
o Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	442		34	(327)	149
Result from Loan Losses	(1,281)		(6)		(1,287)
Provision for Loan and Lease Losses	(1,440)		(6)		(1,445)
Recovery of Credits Written Off as Losses	159				159
Net Result from Financial Operations	3,099		28	(327)	2,801
Other Operating Income/ (Expenses)	(739)	17	18	41	(664)
Banking Service Fees	2,121		1		2,121
Result from Operations of Insurance, Capitalization and Pension Plans	226				226
Non-Interest Expenses	(2,789)	17	(7)		(2,779)
Tax Expenses for ISS, PIS and COFINS	(466)			41	(425)
Equity in the Earnings of Associated Companies	37		24		61
Other Operating Income	132				132
Operating Income	2,360	17	46	(286)	2,137
Non-Operating Income	(2)		1		(2)
Income Before Tax	2,358	17	47	(286)	2,135
Income Tax and Social Contribution	(732)		(3)	286	(449)
Extraordinary Results	–	(17)			(17)
Profit Sharing	(167)				(167)
Minority Interests	2		(43)		(42)
Net Income	1,460				1,460

Reconciliation with the Managerial Financial Margin of the Foreign Exchange Risk
of the Investments Abroad (table on the preceding page); R$ 442 million + R$ 34
million = R$ 476 million.

5   Management Discussion and Analysis
                 Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

EXECUTIVE SUMMARY

SECOND QUARTER OF 2006

NET INCOME AND ANNUALIZED RETURN ON AVERAGE EQUITY

[CHART APPEARS HERE]

We reached a consolidated net income of R$ 1,498 million in the second quarter
of 2006, corresponding to a 2.6% increase when compared to the result achieved
in the first quarter of the year. The balance of the parent company's
stockholders' equity added up to R$ 17,555 million on June 30, 2006, which is
equivalent to a 5.6% rise in relation to the balance on March 31, 2006. Total
assets amounted to R$ 172,413 million, with a 4.9% increase over the balance of
the previous quarter. Accordingly, the annualized return on average
stockholders' equity reached 35.1% in the second quarter of 2006.

CREDIT OPERATIONS(*)

[CHART APPEARS HERE]

(*) Inclueds endorsements and sureties.

LOAN PORTFOLIO (*)

R$ Million

	JUN 30, 06	MAR 31, 06	DEC 31, 05	JUN 30, 05	VARIATION (%) JUN 06- MAR 06	JUN 06- DEC 05	JUN 06- JUN 05
Individuals	33,992	30,813	28,471	22,816	10.3%	19.4%	49.0%
Credit Card	7,372	6,904	7,216	5,359	6.8%	2.2%	37.6%
Personal Loans	12,575	11,457	10,320	9,276	9.8%	21.9%	35.6%
Vehicles	14,046	12,451	10,936	8,181	12.8%	28.4%	71.7%
Businesses	36,128	36,703	34,744	31,584	-1.6%	4.0%	14.4%
Corporate	22,104	22,962	21,960	20,437	-3.7%	0.7%	8.2%
Small and middle market	14,024	13,741	12,784	11,147	2.1%	9.7%	25.8%
Directed Loans	4,663	4,529	4,541	4,247	3.0%	2.7%	9.8%
Total	74,783	72,046	67,756	58,647	3.8%	10.4%	27.5%

The balance of the loan portfolio, including endorsements and sureties, reached
R$ 74,783 million, growing 3.8% in relation to the previous quarter.
Transactions with individual customers were once again the highlight, with
growth of 10.3% in the period, to reach a balance of R$ 33,992 million. Vehicle
financing enjoyed a noteworthy performance in the quarter, with 12.8% growth in
the balance of the transactions, to reach a total of R$ 14,046 million.
Likewise, personal credit also showed noteworthy growth in the period, with a
balance adding up to R$ 12,575 million, which is equivalent to a 9.8% increase
in relation to March 2006. Credit card transactions grew 6.8% in the period,
after a seasonal downturn that characterizes the first few months of the year,
to reach a balance of R$ 7,372 million. The business loan portfolio suffered
basically the impact of the reduction of the balance of endorsements and
sureties granted to large companies, which contributed towards the decrease of
R$ 575 million in the total of the portfolio, which reached R$ 36,128 million at
the end of the second quarter of 2006.

MANAGERIAL FINANCIAL MARGIN

[CHART APPEARS HERE]

The managerial financial margin totaled R$ 3,920 million in the second quarter
of 2006, showing a reduction of R$ 167 million in relation to the previous
quarter. This fall can be explained by the following factors: (i) non-recurring
results described on page 4, which correspond to a reduction of R$ 113 million;
(ii) lower result from Treasury, with a reduction of R$ 114 million, due to the
impact of the volatility of the markets on the positions that we have taken,
notably in the interest rate, sovereign debt and foreign exchange markets; (iii)
fall of R$ 14 million, referring to the management of the foreign exchange risk
of the investments abroad, basically associated with the reduction of the Selic
interest rate; and (iv) a rise of R$ 75 million, as a result of the growth of
loan transactions.

<PAGE>

EXECUTIVE SUMMARY

SECOND QUARTER OF 2006

NPL RATIO*- INDIVIDUALS x BUSINESSES

[CHART APPEARS HERE]

(*) Nonperforming Loans: Loan transactions overdue more than 60 days

The expense for setting up allowances for loan losses remained practically
unchanged between the quarters. On the other hand, an intense campaign for
negotiating and recovering overdue loans and financing transactions made the
revenue from the recovery of loans written off as losses grow R$ 59 million, in
the comparison between the periods. Our nonperforming loan ratio showed growth
of 0.4 percentage points in the period, to reach the rate of 4.4% in June 2006.
However, in this quarter, we altered the criteria for writing off loan
transactions against allowances for loan losses adopted in the publication of
the consolidated financial statements. Up until the previous quarter, we used to
write off all credit operations that we considered remotely realizable, since
this was the best way of representing the management expectation. The Brazilian
Central Bank did not agree with this accounting criteria and then we started to
carry out the write-off of the transactions against the provision only after 180
days in risk level H, which corresponds to a less conservative criteria than the
one previously adopted.

BANKING SERVICES FEES

[CHART APPEARS HERE]

Our banking service fees amounted to R$ 2,127 million in the second quarter of
2006, remaining practically unchanged in relation to the first quarter of the
year. In the period, we noted the rise in the revenues from consortium
administration and current account and credit card services, which were offset
by the reduction in collection services revenues, in particular for the services
of receiving taxes paid at the beginning of the year, and by the non-recurrence
of the large volume of operations of coordinating the primary offer of shares,
contributing towards the reduction in the revenues from brokerage services and
other services.

NON INTEREST EXPENSES

[CHART APPEARS HERE]

The non-interest expenses in the second quarter of 2006 totaled R$ 2,711
million, with a reduction of R$ 68 million in the comparison with the expenses
of the previous quarter. We believe, however, that this reduction does not
indicate a trend, in view of the branch network investment and expansion program
forecast for the second half of 2006. In the year, we are forecasting that the
non-interest expenses will maintain the trend of growth observed in the
comparison of the first half of 2006 with the same period of 2005. Our
efficiency ratio reached 43.5% in the period, showing a 1.7 percentage point
improvement in relation to the previous quarter.

EFFICIENCY RATIO (%)(*)

[CHART APPEARS HERE]

(*) The criteria for calculating the efficiency ratio are detailed on page 18.

UNREALIZED PROFIT/(LOSS)

[CHART APPEARS HERE]

On June 30, 2006, the unrealized profit/(loss) in results added up to R$ 2,252
million, which corresponds to a R$ 283 million decrease in the comparison with
the balance of the previous quarter. The increase of our stockholding interest
in Banco BPI contributed towards the R$ 228 million rise in the unrealized
profit. However, the reversal of R$ 100 million of additional provision for
securities, the realization of part of the surplus value of the portfolio of
securities available for sale and the effect of marking to market on the
portfolios of securities available for sale and securities held to maturity
reduced the total balance of the unrealized profit for the quarter. We also note
that the balance of the provision in excess of the minimum required to meet
possible loan losses had an addition of R$ 100 million in the quarter, to reach
a balance of R$ 1,600 million; this provision is not considered in the balance
of unrealized profit/(loss).

7   Management Discussion and Analysis
                         Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

EXECUTIVE SUMMARY

CONSOLIDATED BALANCE SHEET

R$ Million

<TABLE>
<CAPTION>

| | | | | VARIATION | |
| | | | | JUN.06- | JUN.06- |
ASSETS	JUN 30, 06	MAR 31, 06	JUN 30, 05	MAR.06	JUN.05
<S>	<C>	<C>	<C>	<C>	<C>
Current and Long Term Assets	169,458	161,509	143,365	7,949	26,094
Cash and Cash Equivalents	2,402	2,332	2,076	71	327
Short Term Interbank Deposits	27,619	22,362	23,141	5,256	4,478
Securities and Derivative Financial Instruments	37,023	35,601	29,217	1,422	7,806
Interbank and Interbranch Accounts	13,801	13,471	13,105	329	696
Loans, Leasing Operations and Other Credits	67,383	63,969	52,348	3,413	15,035
(Allowance for Lean Losses)	(5,609)	(4,668)	(3,242)	(940)	(2,367)
Other Assets	26,840	28,442	26,720	(1,602)	120
Foreign Exchange Portfolio	12,084	13,840	13,606	(1,756)	(1,522)
Others	14,756	14,602	13,114	154	1,642
Permanent Assets	2,954	2,914	2,794	40	160
Investments	868	827	727	41	141
Fixed Assets	1,800	1,808	1,858	(8)	(57)
Deferred Changes	286	279	210	7	77
TOTAL ASSETS	172,413	164,423	146,158	7,990	26,254

</TABLE>

R$ Million

<TABLE>
<CAPTION>

| | | | | VARIATION | |
| | | | | JUN.06- | JUN.06- |
LIABILITIES	JUN 30, 06	MAR 31, 06	JUN 30, 05	MAR.06	JUN.05
<S>	<C>	<C>	<C>	<C>	<C>
Current and Long Term Liabilities	153,664	146,390	129,983	7,274	23,681
Deposits	52,921	51,688	43,694	1,233	9,226
Demand Deposits	11,190	11,681	10,463	(491)	727
Savings Account	19,306	19,204	18,571	102	735
Interbank Deposits	1,174	800	556	374	618
Time Deposits	21,251	20,003	14,104	1,248	7,147
Deposits Received under Securities Repurchase					
Agreements	27,606	21,915	17,888	5,691	9,718
Funds from Acceptances and Issue of Securities	6,791	6,714	5,350	77	1,441
Interbank and Interbranch Accounts	2,964	2,271	2,530	693	435
Borrowings and On-lendings	7,927	8,201	9,111	(274)	(1,185)
Derivative Financial Instruments	2,507	2,290	1,734	217	773
Technical Provisions for Insurance, Pension					
Plans and Cap	16,409	15,538	12,506	871	3,903
Other Liabilities	36,539	37,773	37,169	(1,233)	(630)
Foreign Exchange Portfolio	12,308	14,032	13,814	(1,724)	(1,506)
Subordinated Debt	4,535	4,471	4,537	64	(3)
Others	19,696	19,270	18,817	427	879
Deferred Income	67	73	40	(6)	27
Minority Interest in subsidiaries	1,126	1,341	1,109	(215)	17
Stockholders' Equity	17,555	16,619	15,027	936	2,528
TOTAL LIABILITIES	172,413	164,423	146,158	7,990	26,254
Deposits	52,921	51,688	43,694	1,233	9,226
Assets under Management	138,923	135,576	105,785	3,346	33,137
Total Deposits + Assets under Management	191,843	187,264	149,480	4,579	42,364

</TABLE>

8   Management Discussion and Analysis
         Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

EXECUTIVE SUMMARY

CONSOLIDATED STATEMENT OF INCOME

R$ Million

<TABLE>
<CAPTION>

	2ND Q./06	1ST Q./06	1ST S./06	1ST S./05	VARIATION 2ND Q06- 1ST Q06	VARIATION 1STS06 - 1ST S05
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Managerial Financial Margin	3,920	4,087	8,007	6,291	(167)	1,717
o Banking Operations	3,603	3,642	7,246	5,561	(39)	1,685
o Treasury	182	296	478	417	(114)	61
o Management of Foreign Exchange Risk from Investments Abroad- net of tax effects	135	149	283	312	(14)	(29)
Result from Loan Losses	(1,226)	(1,287)	(2,513)	(1,085)	61	(1,428)
Provision for Loan and Lease Losses	(1,443)	(1,445)	(2,888)	(1,437)	2	(1,452)
Recovery of Credits Written Off as Losses	217	159	376	352	59	23
Net Result from Financial Operations	2,694	2,801	5,495	5,206	(106)	289
Other Operation Income (Expenses)	(362)	(664)	(1,026)	(1,259)	302	233
Banking Service Fees	2,127	2,121	4,249	3,646	6	602
Result from Operations of Insurance, Cap. and Pension Plans	292	226	518	398	67	120
Non-Interest Expenses	(2,711)	(2,779)	(5,489)	(4,944)	68	(545)
Tax Expenses for ISS, PIS and COFINS	(391)	(425)	(816)	(695)	35	(121)
Equity in the Earnings of Associated Companies	37	61	98	154	(24)	(56)
Other Operating Income	283	132	415	182	151	233
Operating Income	2,332	2,137	4,469	3,947	195	522
Non-operating Income	29	(2)	27	5	31	22
Income before Tax	2,361	2,135	4,496	3,953	226	543
Income Tax and Social Contribution	(670)	(449)	(1,119)	(928)	(221)	(192)
Extraordinary Results	(98)	(17)	(115)	(232)	(82)	116
Profit Sharing	(108)	(167)	(275)	(225)	59	(50)
Minority Interests	14	(42)	(28)	(93)	56	66
Net Income	1,498	1,460	2,958	2,475	38	484
Number of shares outstanding (1) (in thousands)	1,107,942	1,107,735	1,107,942	1,124,533	208	(16,591)
Book value per share - (R$) (1)	15.84	15.00	15.84	13.36	0.84	2.48
Net Income per share - (R$) (1)	1.35	1.32	2.67	2.20	0.03	0.47

</TABLE>

(1) In Oct/05, a stock split was carried out. The amounts of the previous periods were adjusted for better comparability.

9 Management Discussion and Analysis
Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

EXECUTIVE SUMMARY - SECOND QUARTER OF 2006 - INCOME BY SEGMENT

ITAUBANCO

The net income of the Itaubanco segment added up to R$ 1,026 million in the
second quarter of 2006, which represents a 19.3% increase in relation to the
previous quarter. The managerial financial margin totaled R$ 2,609 million,
which corresponds to a R$ 66 million increase in comparison with the first
quarter of the year, and which was particularly affected by the financial margin
of treasury, which grew R$ 104 million in relation to the previous period,
reflecting gains obtained in the positions linked to the dollar, notably in the
Brazilian derivative markets. The expense connected with credit risk showed a
reduction of R$ 129 million in the comparison between the periods, because of
the intense campaign for recovering and renegotiating overdue transactions
carried out in the second quarter of 2006 and from the assignment of part of the
loan portfolio. Banking service fees and non-interest expenses remained
practically unchanged in the comparison between the periods. The rise in the
expense for income tax and social contribution is due basically to the impact of
a lower tax deduction from Interest on Net Equity in the second quarter of 2006
(further details can be found on page 19 of this report). The item Others showed
an increase of R$ 144 million between the quarters. This increase arises
basically from the R$ 67 million increase in the results of operations of
insurance, pension plans and capitalization, benefited by the reduction in the
expenses for claims.

ITAU BBA

The second quarter of 2006 showed a financial margin of R$ 361 million, which
reflects a 40.9% decrease in relation to the margin of the previous quarter. The
managerial financial margin from banking transactions totaled R$ 255 million,
with a reduction of 9.2%, basically because of the reduction of the interest
rates that remunerate the capital allocated for these transactions. In relation
to the treasury transactions, the result of R$ 67 million in the second quarter
of 2006 basically reflects a period of significant volatility in the various
markets, such as the Brazilian sovereign debt and the local fixed income
markets, resulting in gains below the historical average. The result from
doubtful loans showed a R$ 46 million reversal of provision in the second
quarter of 2006, basically due to the reassessment of the credit risk of
companies that showed an improvement in their performance indicators and to the
recovery of loans written off as losses. Banking service fees totaled R$ 110
million in the second quarter of 2006, which corresponds to a 15.6% reduction in
relation to the previous quarter. In this quarter, there was no repetition of
the large volume of operations of coordinating the primary offer of shares, as a
result of the greater volatility of the markets, contributing towards the
reduction in the revenues from brokerage services and other services.

Non-interest expenses of R$ 145 million showed a 13.8% reduction in relation to
the previous period. Accordingly, the pro forma net income of Itau BBA added up
to R$ 298 million in the second quarter of 2006, with a 23.7% decrease in
relation to the previous quarter, corresponding to an annualized return on
average allocated capital of 27.7%.

ITAUCRED

In the second quarter of 2006, the Itaucred segment obtained a net income of R$
121 million, which corresponds to a 12.1% reduction in relation to the first
quarter of the year. In this period, the managerial financial margin of the
banking transactions totaled R$ 922 million, with growth of R$ 103 million in
the comparison between the quarters. The main factor responsible for this growth
of the financial margin was the 13.9% increase in the volume of the loan
portfolio, which reached R$ 21,236 million at June 30, 2006. The expense
associated with credit risk grew 27.3%, reflecting in part the process of
standardizing the risk ratings employed in our credit card portfolio with the
classifications of the portfolio acquired from Credicard, which generated an
expense of R$ 48 million in this segment. We also had a greater expense for the
setting up of allowances for loan losses in excess of the minimum required by
the banking authorities, with an impact of R$ 22 million in the comparison
between the periods. Our credit risk assessment models take into consideration
the possibility of the occurrence of volatility in the level of the allowances
set up, associated with the possible reversal of economic cycles. The growth
observed in banking service fees is basically due to the revenues from loan
transactions and is linked to the increase in the volume of vehicle financing
and leasing. The greater level of operational activity contributed towards the
R$ 18 million increase in ISS, PIS and Cofins Tax Expenses, affecting the item
Others. Likewise, the increase in the expense for income tax and social
contribution on net income is basically associated with the increase in the
segment's level of operational activity.

CORPORATION

In the second quarter of 2006, the managerial financial margin of the
corporation showed a reduction of R$ 85 million in the comparison between the
periods, because of the reduction in the basic interest rate and the R$ 59
million impact arising from the hedging of the foreign exchange exposure of
BankBoston, offset, in the quarter, in BankBoston itself, which is not
consolidated in our financial statements. Moreover, in the second quarter we had
R$ 98 million of amortization of goodwill paid on the acquisition of shares,
because of the expansion of our stockholding interest in Banco BPI to 17.5%.

10   Management Discussion and Analysis
                              Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

EXECUTIVE SUMMARY

SECOND QUARTER OF 2006

The pro forma financial statements of Itaubanco, Itau BBA, Itaucred and
Corporation segments, set out below, are based on managerial information and
reflect more accurately the performance of our various business units. The
following variations were observed in the statements of income of the segments
between the second quarter of 2006 and the first quarter of the year.

PRO FORMA STATEMENT OF INCOME PER SEGMENT

R$ Million

<TABLE>
<CAPTION>

	2ND Q./06	1ST Q./06	VARIATION	2ND Q./05
ITAUBANCO				
Managerial Financial Margin	2,609	2,543	66	2,073
Result from Loan Losses	(799)	(929)	129	(509)
Banking Service Fees	1,708	1,721	(13)	1,562
Non-Interest Expenses (1)	(2,031)	(2,065)	34	(2,028)
Income Tax and Social Contribution	(482)	(289)	(194)	(264)
Other (2)	22	(122)	144	(128)
Net Income of Itaubanco (A)	1,026	860	166	706
ITAU BBA				
Managerial Financial Margin	361	611	(250)	502
Result from Loan Losses	46	13	33	39
Banking Service Fees	110	131	(21)	96
Non-Interest Expenses (1)	(145)	(168)	23	(176)
Income Tax and Social Contribution	(116)	(125)	9	(65)
Other (2)	40	(72)	112	(67)
Net Income of Itau BBA (B)	298	390	(93)	330
ITAUCRED				
Managerial Financial Margin	922	819	103	526
Result from Loan Losses	(473)	(371)	(101)	(20)
Banking Service Fees	311	270	41	194
Non-Interest Expenses (1)	(509)	(484)	(24)	(356)
Income Tax and Social Contribution	(53)	(41)	(11)	(100)
Other (2)	(78)	(55)	(23)	(28)
Net Income of Itaucred (C)	121	138	(17)	217
CORPORATION				
Managerial Financial Margin	28	114	(85)	203
Banking Service Fees	(1)	(1)	0	(0)
Non-Interest Expenses (1)	(28)	(62)	34	(14)
Income Tax and Social Contribution	(19)	6	(25)	(31)
Extraordinary Result	(98)	(17)	(82)	(50)
Other (3)	171	32	139	(26)
Net Income of Corporation (D)	53	71	(19)	81
NET INCOME OF ITAU (A) + (B) + (C) + (D)	1,498	1,460	38	1,333

</TABLE>

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses
     - CPMF and Other Taxes, and Other Operating Expenses.
(2) Includes the Result from Insurance, Pension Plan and Capitalization
     Operations, Tax Expenses - ISS, PIS and COFINS, Other Operating Revenues,
     Non-Operating Income and Profit Sharing.
(3) Includes Result from Doubtful Loans, Tax Expenses - ISS, PIS and
     COFINS, Equity in the Earnings of Associated Companies, Other Operating
     Revenues, Non-Operating Income, Profit Sharing and Minority Interests in
     Subsidiary Companies.

11   Management Discussion and Analysis
                     Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

EXECUTIVE SUMMARY

SECOND QUARTER OF 2006

BANCO ITAU HOLDING FINANCEIRA -- BANKBOSTON BRAZIL

The consolidated assets and liabilities of Banco Itau Holding Financeira -
Consolidated and BankBoston in Brazil on June 30, 2006 are stated below. It
should be pointed that this is a pro forma, preliminary, unaudited information,
intended only to provide a partial view of the impacts of this acquisition on
the balance sheet data.

PRO FORMA BALANCE SHEET

R$ Million

<TABLE>
<CAPTION>

	JUNE 30, 06		
ASSETS	ITAU	BANKBOSTON	ITAU + BKB
<S>	<C>	<C>	<C>
Current and Long Term Assets	169,458	21,702	191,160
Cash and Cash Equivalents	2,402	1,140	3,542
Short Term Interbank Deposits	27,619	5,134	32,752
Securities and Derivative Financial Instruments	37,023	2,497	39,520
Interbank and Interbranch Accounts	13,801	1,898	15,699
Loans, Leasing Operations and Other Credits	67,383	9,063	76,445
(Allowance for Lean Losses)	(5,609)	(394)	(6,003)
Other Assets	26,840	2,364	29,204
Permanent Assets	2,954	482	3,437
TOTAL ASSETS	172,413	22,184	194,597

</TABLE>

R$ Million

<TABLE>
<CAPTION>

	JUNE 30, 06		
LIABILITIES	ITAU	BANKBOSTON	ITAU + BKB
<S>	<C>	<C>	<C>
Current and Long Term Liabilities	153,664	19,951	173,615
Deposits	52,921	6,061	58,982
Deposits Received under Securities Repurchase Agreements	27,606	3,820	31,426
Funds from Acceptances and Issue of Securities	6,791	575	7,366
Interbank and Interbranch Accounts	2,964	2,618	5,583
Borrowings and On-lendings	7,927	2,270	10,197
Derivative Financial Instruments	2,507	635	3,142
Other Liabilities	36,539	3,971	40,511
Technical Provisions for Insurance, Pension Plans and Cap.	16,409	–	16,409
Deferred Income	67	8	75
Minority Interest in Subsidiaries	1,126	–	1,126
Stockholders' Equity	17,555	2,225	19,780(*)
TOTAL LIABILITIES	172,413	22,184	194,597
ASSETS UNDER MANAGEMENT	138,923	27,965	166,888

</TABLE>

(*) The Consolidated Stockholders' Equity considers the integral
     amortization of the goodwill.

12 Management Discussion and Analysis
                        Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

[LOGO OF BANCO ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

[GRAPHIC APPEARS HERE]

ANALYSIS OF THE CONSOLIDATED NET INCOME

<PAGE>

ANALYSIS OF THE CONSOLIDATED NET INCOME

MANAGERIAL FINANCIAL MARGIN

R$ Million

	2ND Q./06	1ST Q./06	VARIATION
Managerial Financial Margin	3,920	4,087	(167)
o Banking Operations	3,603	3,642	(39)
Revenues and Expenses of Deposits and Demandable Funds	–	(169)	169
Sale of Securities Available for Sale	(104)	–	(104)
Reversal of Additional Provision for Securities	(100)	(90)	(10)
Hedge of BankBoston's positions	59	–	59
o Recurring Banking Operations	3,458	3,383	75
o Treasury	182	296	(114)
o Management of Foreign Exchange Risk from Investments Abroad-net of tax effects	135	149	(14)

MANAGERIAL FINANCIAL MARGIN

The managerial financial margin of the second quarter of 2006 amounted to R$
3,920 million, which corresponds to a 4.1% reduction in relation to the margin
of the first quarter of the year. This reduction is basically associated with
two factors:

Firstly, the managerial financial margin of the banking transactions showed a
reduction of R$ 39 million, in comparison with the first quarter of the year,
adding up to R$ 3,603 million.

Our strategy of expanding the balance of loan transactions, together with the
channeling of funds into transactions capable of generating a wider financial
margin, has been consistently increasing the financial margin of the loans and
financing; in this period, we achieved an increase of R$ 270 million in relation
to the margin of the previous quarter. The contribution arising from this
strategy of ours covered the R$ 195 million reduction of the margin of funding
and working capital, affected by the fall of interest rates.

Also in the period, we note the impact associated with non-recurring events in
the financial margin from banking transactions, which are described as follows:
(i) realization of part of our portfolio of securities available for sale, which
generated a contribution of R$ 104 million to the financial margin from banking
transactions, (ii) reversal of R$ 100 million of additional provision set up to
meet risks of present and future oscillation in the quotations of securities,
indicated by our stress scenario models for risk management; (iii) and a
reduction of R$ 59 million associated with the hedge which we have now made for
BankBoston's positions in foreign currency. The sum of the impacts of the non-
recurring items of the second quarter of 2006 corresponds to a reduction of R$
113 million in relation to the impact of the non-recurring items of the first
quarter of the year. In that period, we had the recognition of revenues and
expenses of deposits and demandable funds connected with the filing of tax and
social security appeals, in a total of R$ 169 million, and we reversed R$ 90
million of additional provision for securities.

The second factor that caused an impact on the managerial financial margin is
associated with treasury transactions. In the second quarter of 2006, we
achieved a financial margin from treasury of R$ 182 million, which corresponds
to a decrease of R$ 114 million in relation to the previous quarter. The
unfavorable impact of the volatility of the markets on the strategy we had
adopted, notably in the interest, sovereign debt and foreign exchange markets,
was responsible for this reduction.

The financial margin from the management of the foreign exchange risk of the
investments abroad - net of tax effects - had a reduction of R$ 14 million in
relation to the previous quarter, due, once again, to the fall in the Selic
interest rate.

Accordingly, the annualized rate of the managerial financial margin came to
13.9% in the quarter, while in the previous quarter the rate was 15.1%.

ANALYSIS OF THE MANAGERIAL FINANCIAL MARGIN

R$ Million

	2ND Q./06	1ST Q./06	2ND Q./05	1ST H./06	1ST H./05
Managerial Financial Margin (A)	3,920	4,087	3,305	8,007	6,291
Average Balance From Operations (B)	112,499	108,231	96,914	110,235	94,687
Average of (Cash and Cash Equivalents + Short-Term Interbank Deposits + Securities – Money Market Funding – Derivative Financial Instruments)	36,399	34,857	34,453	35,473	34,162
Average Interbank and Interbranch Accounts	13,636	13,589	12,519	13,660	11,972
Average Net Foreign Exchange Portfolio	(208)	(156)	(179)	(179)	(202)
Average Net Loans (*)	62,672	59,942	50,122	61,281	48,754
MANAGERIAL NET INTEREST MARGIN = A/B	13.9%	15.1%	13.6%	14.5%	13.3%

Note: The quarter's average balance is obtained from the arithmetical
average of the balance on the last day of both the current quarter and
the previous quarter. The average balance of the half is obtained from
the arithmetical average of the balance on the last day of the last
three quarters (Dec + Mar + Jun)/3.

(*)   Average Loan and Leases, net of nonperforming loans.

<PAGE>

ANALYSIS OF THE CONSOLIDATED NET INCOME

RESULTS OF LOAN AND LEASE LOSSES

The expense for allowance for loan losses in the second quarter of 2006 totaled
R$ 1,443 million, with a reduction of R$ 2 million in relation to the previous
quarter. In the period, we noted a rise of R$ 213 million in the expenses for
setting up general and specific provisions. Of this total, R$ 108 million is
basically associated with the growth of overdue transactions. In this quarter,
we also conformed the risk ratings of our credit card portfolio and the ratings
in the portfolio acquired from Credicard, which caused an impact R$ 105 million
on the expenses. Still, in the period we had assignment part of our loan
operations by the amount of R$ 185 million, according to a valuation report in
compliance with Resolution n(0) 2,836 of May 30, 2001 of CMN (See the Note n(0)
7e to the Financial Statements). The use of our credit risk assessment models in
the current scenario of rapid growth of the balance of the portfolio and of a
significant change in the product and customer mix has been indicating the need
for increasing the total balance of provision for credit risk. So we setup in
the period a R$ 100 million provision in excess of the minimum required by the
banking authorities, increasing the balance of the exceeding provision to R$
1,600 million on June 30, 2006. Regarding the income from the recovery of loans
written off as losses, we highlight the increase of R$ 59 million, as a result
of an intense campaign for recovering and renegotiating past due credits carried
out by our collection area.

ANALYSIS OF RESULTS FROM LOAN LOSSES

R$ Million

| | 2ND Q./06 | | | 1ST Q./06 | | | VARIATION |
	INDIVIDUALS	BUSINESSES	TOTAL	INDIVIDUALS	BUSINESSES	TOTAL	TOTAL
(Increase)/Reversal Generic Provision	(304)	6	(298)	(44)	(15)	(59)	(239)
(Increase)/Reversal Specific Provision	(1,046)	(184)	(1,229)	(1,044)	(212)	(1,256)	26
Subtotal (Increase)/Reversal	(1,350)	(177)	(1,528)	(1,088)	(226)	(1,315)	(213)
Loans Sold			185	–	–		185
Exceeding Provision			(100)			(130)	30
Expenses for Provision for Loan Losses			(1,443)			(1,445)	2
Recovery of Credits Written Off as Losses			217			159	59
Result from Loan Losses			(1,226)			(1,287)	61

In the quarter, the adjusted banking profit added up to R$ 2,917 million, with
an increase of R$ 40 million in relation to the previous quarter. Our strategy
of expanding the balance of loan transactions, giving priority to consumer
finance transactions, capable of generating a larger contribution to the
financial margin, caused a positive impact on our managerial financial margin on
recurring banking transactions and covered the growth of the expenses associated
with the assumption of credit risk, as demonstrated in the table below.

CONTRIBUTION OF THE CHANGE OF MIX OF THE CREDIT PORTFOLIO

R$ Million

	2ND Q./06	1ST Q./06	2ND Q./05
Recurring Managerial Financial Margin - Banking Operations (A)	3,458	3,383	2,956
Banking Service Fees on Loans and Credit Cards (B)	866	847	732
Taxes Expenses for PIS and COFINS (C)	(201)	(197)	(171)
Banking Product (D = A + B + C)	4,123	4,034	3,516
Adjustment 1 - Result from Loan and Lease Losses (E)	(1,226)	(1,287)	(491)
Adjustment 2 - Loans Sold (F)	(185)	–	–
Adjustment 3 - Effects of the Adaptation of Credicard's Provisioning Criteria (G)	105	–	–
Adjustment 4 - Exceeding Provision (H)	100	130	–
Adjustment 5 - Revision of Classification - Operations Secured by Assets (I)	–	–	(135)
Adjusted Results From Loan and Lease Losses (J = E + F + G + H + I)	(1,206)	(1,157)	(626)
Adjusted Banking Product (K = D + J)	2,917	2,877	2,890
Average Credit Operations (*) (L)	62,672	59,942	50,122
Adjusted Banking Product / Average Credit Operations-annualized (K/L)	18.6%	19.2%	23.1%

(*) Average balance of credit portfolio net of nonperforming loans.

15   Management Discussion and Analysis
                    Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ANALYSIS OF THE CONSOLIDATED NET INCOME

The nonperforming loan ratio grew 40 basis points, reaching the level of 4.4% in June 2006. Once again, our strategy of channeling funds into transactions capable of generating larger financial margins - and which simultaneously represent taking on greater risks - resulted in the increase in the nonperformance ratio.

However, in this quarter, we altered the criteria for writing off loan transactions against allowances for loan losses adopted in the publication of the consolidated financial statements. Up until the previous quarter, we used to write off all credit operations that we considered as of remote realization, since this was the best way of representing the management expectation. The Brazilian Central Bank did not agree with this accounting criteria and then we started to carry out the write-off of the transactions against provision only after 180 days in risk level H, which corresponds to a less conservative criteria than the one previously adopted. Accordingly, our nonperforming loan ratio went up to 5.1% in the second quarter of 2006, with a 1.1 percentage point growth in relation to the previous period. As a result of this alteration, we observed a rise of R$ 477 million in the balance of loan transactions overdue more than 60 days and in the total balance of the loan portfolio. If the previous criteria were maintained, the amount of the write-off of loans against the allowance for loan losses would total R$ 981 million in the second quarter of 2006, against a total of R$ 504 million determined by the new criteria.

In the second quarter of 2006, the balance of the overdue portfolio exceeded the balance of the allowances for loan losses by R$ 95 million, which corresponds to a variation of R$ 165 million in relation to the difference between the balances of the previous quarter.

The coverage ratio - calculated by dividing the balance of the provision for doubtful loans by the balance of loans overdue for more than 60 days - amounted to 163.9% at the end of the period, reflecting the impact of the growth of overdue transactions. In view of the current economic prospects, we consider this level adequate for the development of our activities.

NONPERFORMING LOANS

R$ Million

	JUNE 30, 06(*)	JUNE 30, 06	MARCH 31, 06
Total Nonperforming Loans (a)	3,423	2,946	2,585
Credit Portfolio (b)	67,383	66,906	63,969
NPL Ratio [(a) / (b)] x 100	5.1%	4.4%	4.0%

(*) Altering the criterion of write-off against allowances.
(a) Loans overdue for more than 60 days, and which did not accrue revenues.
(b) Endorsements and Sureties not included.

ABNORMAL PORTFOLIO (*)

R$ Million

	JUNE 30, 06	MARCH 31, 06	DECEMBER 31, 05
Abnormal Portfolio	5,704	4,928	3,959
Provision for Loan Losses	(5,609)	(4,668)	(4,107)
Difference	(95)	(260)	149

(*) Abnormal Portfolio is the total of installments overdue for more than 15 days.

COVERAGE RATIO (*)

[CHART APPEARS HERE]

(*) Provision for Loan and Lease Losses / Total Nonperforming Loans

16   Management Discussion and Analysis
                    Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ANALYSIS OF THE CONSOLIDATED NET INCOME

BANKING SERVICE FEES

R$ Million

<TABLE>
<CAPTION>

	2Q06	1Q06	1H06	1H05	VARIATION 2Q06 - 1Q06	VARIATION 1H06 - 1H05
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Asset Management	462	449	911	813	13	98
Mutual Fund Management Fees	435	434	869	787	2	83
Income from Administration of Consortia	27	15	42	26	12	16
Current Account Services	375	365	739	683	10	56
Credit Operations and Guarantees Provided	390	388	778	568	3	210
Credit Operations	364	360	724	521	3	203
Income from Guarantees Provided	26	27	54	47	(1)	7
Collection Services	207	224	431	402	(17)	29
Collection	103	109	212	192	(5)	19
Interbank Fees (Bills, Checks and Documents)	51	53	104	99	(2)	5
Tax Collection	53	63	116	111	(9)	5
Credit Cards	502	487	989	895	16	94
Others	190	210	400	285	(19)	115
Foreign Exchange Services	7	7	14	20	(0)	(6)
Brokerage Services	50	59	109	54	(9)	55
Income from Inquiries of the Serasa Databases	54	50	103	82	4	21
Custody Services and Managed Portfolios	21	19	40	28	2	12
Financial and Economic Advisory Services	19	21	40	20	(2)	20
Other Services	40	54	94	81	(14)	13
Total	2,127	2,121	4,249	3,646	6	602

</TABLE>

During the second quarter of 2006, Banking Service Fees totaled R$ 2,127
million, compared to R$ 2,121 million in the first quarter of the year.

The coverage index of Banking Service Fees to Non-Interest Expenses was 79% in
the second quarter of 2006, compared to 76% in the prior quarter. Considering
only Personnel Expenses, Banking Service Fees showed a coverage index of 201%,
against 187% in the previous period.

The significant 80% increase in Income from Administration of Consortia, which
reached R$ 27 million in the quarter, is due to the non-recurring effect of the
payment of management fees by customers who withdrew from the consortium before
the termination of their groups.

The R$ 10 million growth in Current Account Services, amounting to R$ 375
million in the second quarter of 2006, was driven by the improved efficiency in
the collection of charges.

The increase in revenues from Credit Operations is a result of the continuous
growth in the volume of vehicle financing and leasing transactions.

Tax Collection services declined by R$ 9 million chiefly due to the seasonal
effect of receipt of taxes such as IPVA, IPTU and DPVAT, highly concentrated at
the beginning of the year.

The R$ 16 million growth in Revenues from Credit Cards, which reached R$ 502
million in the second quarter of 2006, is mainly attributable to the increased
volume of transactions.

During the second quarter of 2006, the volume of primary offerings of shares of
large companies coordinated by Itau was lower than it was in the first quarter
of the year. Such variation was the main driver of the changes seen in Brokerage
Services and revenues from Other Services.

COVERAGE INDEX OF BANKING SERVICE FEES AS A PERCENTAGE OF
NON-INTEREST EXPENSES (*)

[CHART APPEARS HERE]

(*) Calculated by dividing Banking Service Fees by Personnel Expenses and
     Non-Interest Expenses (Personnel Expenses, Other Administrative Expenses,
     Other Operating Expenses, and Tax Expenses for CPMF and Other Taxes).

NUMBER OF ACTIVE CLIENTS (*) AND CURRENT ACCOUNTS

[CHART APPEARS HERE]

(*) Conceptually, a client (represented by a CPF/CNPJ number) is considered
     active when performing one or more transactions in a current account in the
     last six months or having an average 3-month account balance not null.

17   Management Discussion and Analysis
                    Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ANALYSIS OF THE CONSOLIDATED NET INCOME

NON-INTEREST EXPENSES

R$ Million

<TABLE>
<CAPTION>

	2Q06	1Q06	1H06	1H05	VARIATION 2Q06 - 1Q06	VARIATION 1H06 - 1H05
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Personnel Expenses	1,058	1,132	2,190	1,927	(75)	263
Remuneration	596	607	1,203	1,057	(11)	145
Charges	186	182	368	326	4	42
Social Benefits	156	166	322	286	(10)	36
Training	21	10	30	26	11	5
Employee Termination and Labor Claims	99	167	267	233	(68)	34
Other Administrative Expenses	1,289	1,229	2,518	2,280	59	239
Data Processing and Telecommunication	292	291	583	558	1	25
Depreciation and Amortization	139	139	278	296	0	(18)
Premises	183	181	364	331	2	33
Third-Party Services	219	217	436	384	2	52
Financial System Service	98	107	205	172	(9)	33
Advertising, Promotions and Publications	131	77	208	146	54	62
Transportation	54	51	105	92	2	13
Materials	48	47	94	70	1	25
Security	39	38	77	66	1	11
Legal and Judicial	16	16	32	40	0	(8)
Travel	16	11	27	21	4	6
Others	55	55	109	102	(0)	7
Other Operating Expenses	299	335	634	544	(36)	90
Provision for contingencies	108	99	207	236	9	(29)
Tax and Social Security	18	25	43	27	(7)	16
Civil Lawsuits	90	74	164	183	15	(19)
Others	0	–	0	26	0	(26)
Sales - Credit Cards	77	68	145	124	9	21
Claims	42	54	96	75	(12)	22
Others	72	114	186	109	(42)	77
Tax Expenses	66	82	146	193	(16)	(47)
CPMF	41	58	99	155	(17)	(56)
Other taxes	25	24	47	38	1	9
TOTAL NON-INTEREST EXPENSES	2,711	2,779	5,489	4,944	(68)	545

</TABLE>

Non-Interest Expenses totaled R$ 2,711 million in the second quarter of 2006,
decreasing by 2.4% when compared to the first quarter.

PERSONNEL EXPENSES

The R$ 75 million (i.e. 6.5%) decline from the previous quarter is mainly
attributable to lower labor claim expenses.

Training expenses, up R$ 11 million, are historically higher in the second than
in the first quarter of the year (seasonal effect).

OTHER ADMINISTRATIVE EXPENSES

Other Administrative Expenses reached R$ 1,289 million in the second quarter of
2006, compared to R$ 1,229 million in the first quarter, corresponding to a R$
59 million increase, or 4.8%.

Such increase was mainly driven by advertising, promotion and publication
expenses, up R$ 54 million mostly as a result of advertising campaigns during
the Soccer World Cup.

Other lines remained virtually unaltered from the previous quarter.

NON-INTEREST EXPENSES

[CHART APPEARS HERE]

NUMBER OF EMPLOYEES (*)

[CHART APPEARS HERE]

(*) -   Includes Orbitall and Intercap bank sales promoting company as from
         Dec/04.
     -   Includes Credicard Itau employees as from Jun/06.
     -   Includes the FIC (Financeira Itau CBD) which is 100% consolidated,
         although Itau's holding is limited to 50%.

18   Management Discussion and Analysis
                    Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ANALYSIS OF THE CONSOLIDATED NET INCOME

OTHER OPERATING EXPENSES

Other Operating Expenses added up to R$ 299 million in the second quarter of 2006, declining by R$ 36 million compared to the prior quarter.

Itau has taken strong steps in order to reduce losses from frauds, such as the implementation of debit cards with chips and security cards to access Bankline. These actions helped to reduce fraud expenses by R$ 12 million during the quarter.

Sales efforts carried out by Credicard Itau were the main drivers of the R$ 9 million increase in credit card selling expenses quarter-on-quarter, leading to growth both in the customer base and revenues from credit card services.

EFFICIENCY RATIO (1)

The efficiency ratio stood at 43.5%, declining by 1.7 percentage point compared to the prior quarter, primarily as a result of lower non-interest

EFFICIENCY RATIO

[CHART APPEARS HERE]

TAX EXPENSES FOR CPMF AND OTHER TAXES

Tax expenses decreased by 19.7% compared to the previous quarter, totaling R$ 66 million in the second quarter of 2006. The main driver of this drop was the 29.7% decline in CPMF expenses. During the first quarter of 2006, CPMF expenses were higher because of corporate restructurings and supplementary payments of interest on own capital for 2005, in March of 2006.

INTERNET BANKING CUSTOMERS

[CHART APPEARS HERE]

On June 30, 2006, the number of registered Internet Banking customers reached 4.5 million, of which approximately 1.9 million accessed Bankline in Jun/06.

NETWORK EVOLUTION (*)

[CHART APPEARS HERE]

(*) Includes Banco Itau Buen Ayre and Banco Itau BBA. Does not include Taii

At the end of the second quarter of 2006, our network comprised 25,704 points of service, with the addition of 189 new units.

VOLUME OF SELF-SERVICE TRANSACTIONS

(Quantity in million)

<TABLE>
<CAPTION>

| | ATM | | | CONTACT CENTERS | | | | |
PERIOD	USUAL TRANSACTION	WARNING (*)	AUTOMATED PROGRAMMED DEBIT	INTERACTIVE VOICE RESPONSE	CUSTOMER SERVICE AGENT	HOME & OFFICE BANKING	PURCHASES USING DEBIT CARD	TOTAL
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
2002	946	192	284	179	52	344	89	2,086
2003	1,033	586	302	188	53	440	121	2,723
2004	1,074	692	322	170	48	525	158	2,987
2005	1,108	656	375	173	67	646	203	3,228
1Q05	277	156	88	43	16	149	45	773
2Q05	272	158	92	43	17	157	46	784
3Q05	274	167	96	42	17	168	51	815
4Q05	285	175	99	46	17	172	61	855
2006	558	303	198	85	29	356	112	1,642
1Q06	284	156	99	43	16	178	56	831
2Q06	274	147	99	42	14	178	56	811

</TABLE>

(*) Transaction through warning screen on ATM.

Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses for CPMF and Other Taxes)

(1) Efficiency Ratio= --
(Managerial Financial Margin + Banking Service Fees + Operating Result of Insurance, Capitalization and Pension Plans + Other Operating Income + Tax Expenses for PIS/COFINS/ISS)

<PAGE>

ANALYSIS OF THE CONSOLIDATED NET INCOME

TAX EXPENSES FOR ISS, PIS AND COFINS

Tax expenses totaled R$ 391 million in the second quarter of 2006, down 8.1%
from the prior quarter. In the second quarter of 2006, certain events seen in
the first quarter of the year did not reoccur, such as the recognition of income
and expenses relating to deposits and liabilities associated with tax and social
security funds, and the receipt of interest on own capital paid by other group
companies. These items impacted chiefly PIS and Cofins expenses for the period.

NON OPERATING INCOME

Non-Operating Income reached R$ 29 million in the second quarter of 2006,
primarily as a result of gains on the disposal of the investments in shares and
quotas in companies.

EXTRAORDINARY RESULT

In the second quarter of 2006, extraordinary result refers to a R$ 98 million
expense for the amortization of goodwill on the acquisition of shares, due to
the decision to increase our shareholding in Banco BPI from 16.4% in March to
17.5% in June 2006.

INCOME TAX AND SOCIAL CONTRIBUTION

The net expense for Income Tax and Social Contribution on Net Income amounted to
R$ 670 million in the second quarter of 2006, compared to R$ 449 million in the
previous quarter, representing a 49.2% growth. This growth is primarily due to
the lower deduction of Interest on Own Capital in the second quarter of 2006
compared to the prior period. The Brazilian tax law allows companies to
distribute dividends as Interest on Own Capital (JCP). Such distribution entails
a tax benefit, as Interest on Own Capital is tax-deductible, while dividends are
not. However, the deduction of JCP is essentially limited to the amount
corresponding to the multiplication of stockholders' equity by the Long-Term
Interest Rate (TJLP) for the period. .

Itau has distributed earnings as Interest on Own Capital for some years now.
However, the accumulated amounts in the first half of the year are in excess of
the deduction cap, as a result, among other reasons, of the reduction in the
TJLP, which stood at 8.15% p.y. on June 30, 2006. Accordingly, a portion of the
earnings will be distributed as dividends.

It should be pointed out that, although JCP is subject to withholding taxes at
the rate of 15%, net amounts to be received by stockholders will be the same

			R$ Million
	2ND Q./06	1ST Q./06	VARIATION
Income Before Income Tax and Social Contribution	2,355	2,358	(3)
Income Tax and Social Contribution At the Rates of 25% and 9%, Respectively, (A)	(801)	(802)	1
(Inclusions) Exclusions and Others (B)	68	70	(1)
Exchange Variation on Investments Abroad	7	(156)	163
Interest on Own Capital	71	189	(118)
Others	(9)	37	(46)
Sub Total (C) = (A) + (B)	(732)	(732)	(0)
Reclassification of Exchange Variation on Investments Abroad (D)	2	(3)	6
Reclassification of Tax Effects from Hedge of Investments Abroad (E)	60	286	(226)
Income Tax and Social Contribution (C)+(D)+(E)	(670)	(449)	(221)

Finally, the ratio derived from the division of the deferred tax asset balances
by the stockholders' equity reached 31.1% in the second quarter of 2006, a 1.2
percentage point change in comparison with the prior quarter, maintaining the
reduction trend observed in this indicator.

DEFERRED TAX ASSETS VS. STOCKHOLDERS' EQUITY (%)

[CHART APPEARS HERE]

<PAGE>

[LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

[GRAPHIC APPEARS HERE]

PRO FORMA FINANCIAL STATEMENT

<PAGE>

PRO FORMA FINANCIAL STATEMENTS BY SEGMENT

ALLOCATED CAPITAL

The pro forma financial information has been adjusted in such a way as to evidence the impacts associated with the allocation of capital, using a proprietary model that takes into consideration the credit, market and operational risks, without failing to take into consideration the regulatory model and the fixed asset ratio.

This makes it possible to determine the Risk-Adjusted Return on Capital (RAROC), which corresponds to a measure of performance consistently adjusted to the necessary capital to provide support for the risk of the asset and liability positions assumed.

The adjustments to the balance sheet and statement of income of the period were based on managerial information from the business units.

The Corporation column shows the result associated with the excess of capital and subordinated debt, as well as equity in the earnings of companies that are not associated to one of the segments. Moreover, the adjustment referring to minority interests in subsidiaries and the extraordinary result were allocated to the Corporation column.

The tax effects of the payment of interest on capital of each segment were reversed and reallocated proportionally to the amount of Tier 1 allocated capital, while the financial statements were adjusted such that the book stockholders' equity was replaced by funding at market prices. Subsequently, the financial statements were adjusted to incorporate the revenues connected with the allocated capital. Finally, the cost of the subordinated debt and the respective remuneration at market prices were allocated proportionally to the segments, in accordance with the allocated Tier 1 capital.

Next, we show a diagram of the alterations carried out in the financial statements in such a way as to reflect the impacts of the allocation of capital.

ADJUSTMENTS TO THE FINANCIAL STATEMENTS

Return on Stockholders' Equity	Adjustment in the Financial Statements	The financial statements were adjusted to include	Return on Allocated Tier I Capital
Net Income	to replace the net book value of	allocated capital (Tier I and II) based on	Pro Forma Net Income
Stockholders' Equity	Stockholders' Equity and Subordinated Debt with funding at market prices.	proprietary models, as well as their respective revenues (CDI) and expenses (cost of subordinated debt).	Allocated Tier I Capital

23   Management Discussion and Analysis
                     Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

PRO FORMA FINANCIAL STATEMENTS BY SEGMENT

We show below pro forma financial statements of Itaubanco, Itau BBA and Itaucred
that use managerial information generated by the internal models, in such a way
as to reflect more accurately the performance of the business units.

ON JUNE 30, 2006

R$ Million

<TABLE>
<CAPTION>

	BANCO ITAU HOLDING				
ASSETS	ITAUBANCO	ITAU BBA	ITAUCRED	CORPORATION	ITAU
<S>	<C>	<C>	<C>	<C>	<C>
Current and Long-Term Assets	130,364	44,336	19,947	2,292	169,458
Cash and Cash Equivalents	2,266	136	–	0	2,402
Short-term Interbank Deposits	39,020	12,005	–	365	27,619
Short-term Interbank Deposits - Intercompany	14,702	8,619	–	–	–
Other	24,318	3,386	–	365	27,619
Securities	26,270	11,888	–	1,459	37,023
Interbank and Interbranch Accounts	13,799	30	–	0	13,801
Loans	28,293	17,853	21,236	–	67,382
(Allowance for Loan Losses)	(3,647)	(319)	(1,642)	–	(5,609)
Other Assets	24,363	2,744	352	468	26,840
Permanent Assets	2,021	109	141	684	2,954
TOTAL ASSETS	132,384	44,445	20,088	2,976	172,413

</TABLE>

R$ Million

<TABLE>
<CAPTION>

	BANCO ITAU HOLDING				
LIABILITIES	ITAUBANCO	ITAU BBA	ITAUCRED	CORPORATION	ITAU
<S>	<C>	<C>	<C>	<C>	<C>
Current and Long-Term Liabilities	122,193	40,184	18,018	750	153,664
Deposits	52,577	20,052	1	–	52,921
Deposits - Intercompany	4,707	14,702	–	–	–
Other	47,870	5,350	1	–	52,921
Securities Repurchase Agreements	11,191	5,734	15,043	–	27,606
Securities Repurchase Agreements - Intercompany	3,912	250	–	–	–
Other	7,279	5,484	15,043	–	27,606
Funds from Acceptances and Issue of Securities	6,758	580	–	–	6,791
Interbank and Interbranch Accounts	2,279	714	0	–	2,964
Borrowings	2,235	5,595	96	–	7,927
Derivative Financial Instruments	1,346	2,891	–	38	2,507
Other Liabilities	29,398	4,619	2,877	911	36,539
Technical Provisions of Insurance, Capitalization and Pension Plans	16,409	–	–	–	16,409
Deferred Income	56	11	–	–	67
Minority Interest in Subsidiaries	–	–	–	1,126	1,126
Allocated Capital Tier I	10,136	4,249	2,070	1,100	17,555
TOTAL LIABILITIES	132,384	44,445	20,088	2,976	172,413

</TABLE>

NB: The Consolidated figures do not represent the sum of the parts, because
    there are transactions between the companies that were eliminated only in
    the Consolidated figures.

PRO FORMA FINANCIAL STATEMENT BY SEGMENT

R$ Million

<TABLE>
<CAPTION>

	BANCO ITAU HOLDING				
2ND QUARTER/06	ITAUBANCO	ITAU BBA	ITAUCRED	CORPORATION	ITAU
<S>	<C>	<C>	<C>	<C>	<C>
Managerial Financial Margin	2,609	361	922	28	3,920
o Banking Operations	2,398	255	922	28	3,603
o Treasury	115	67	–	–	182
o Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	96	39	–	–	135
Result from Loan Losses	(799)	46	(473)	0	(1,226)
Provision for Loan and Lease Losses	(968)	37	(512)	0	(1,443)
Recovery of Credits Written Off as Losses	169	9	39	–	217
Net Result from Financial Operations	1,809	407	450	28	2,694
Other Operating Income/(Expenses)	(223)	22	(272)	111	(362)
Banking Service Fees	1,708	110	311	(1)	2,127
Operating Result of Insurance, Capitalization and Pension Plans	292	0	0	–	292
Non-Interest Expenses	(2,031)	(145)	(509)	(28)	(2,711)
Tax Expenses for ISS, PIS and COFINS	(264)	(30)	(92)	(4)	(391)
Equity in the Earnings of Associated Companies	–	–	–	37	37
Other Operating Income	72	86	18	107	283
Operating Income	1,586	429	177	139	2,332
Non-Operating Income	10	(0)	(0)	19	29
Income Before Tax and Profit Sharing	1,597	429	177	158	2,361
Income Tax and Social Contribution	(482)	(116)	(53)	(19)	(670)
Extraordinary Results	–	–	–	(98)	(98)
Profit Sharing	(88)	(16)	(3)	(1)	(108)
Minority Interests	–	–	–	14	14
Net Income	1,026	298	121	53	1,498
(RAROC) - Return on Average Tier I Allocated Capital	42.1%	27.7%	23.7%	21.6%	35.1%
Efficiency Ratio	46.0%	27.4%	43.9%	21.5%	43.5%

</TABLE>

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses. The Itaucred segment includes 100% of FAI - Financeira Americanas Itau.

24 Management Discussion and Analysis
Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

PRO FORMA FINANCIAL STATEMENTS BY SEGMENT

ON MARCH 31, 2006

R$ Million

<TABLE>
<CAPTION>

| | BANCO ITAU HOLDING | | | | |
ASSETS	ITAUBANCO	ITAU BBA	ITAUCRED	CORPORATION	ITAU
<S>	<C>	<C>	<C>	<C>	<C>
Current and Long-Term Assets	125,186	44,278	17,531	2,371	161,509
Cash and Cash Equivalents	2,258	73	–	0	2,332
Short-term Interbank Deposits	34,226	12,336	–	473	22,362
Short-term Interbank Deposits - Intercompany	16,296	7,849	–	–	–
Other	17,930	4,487	–	473	22,362
Securities	24,966	11,556	–	1,461	35,601
Interbank and Interbranch Accounts	13,467	42	–	0	13,471
Loans	27,506	17,817	18,646	–	63,969
(Allowance for Loan Losses)	(2,953)	(347)	(1,368)	–	(4,668)
Other Assets	25,715	2,801	252	436	28,442
Permanent Assets	2,039	101	122	652	2,914
TOTAL ASSETS	127,225	44,378	17,653	3,023	164,423

</TABLE>

R$ Million

<TABLE>
<CAPTION>

| | BANCO ITAU HOLDING | | | | |
LIABILITIES	ITAUBANCO	ITAU BBA	ITAUCRED	CORPORATION	ITAU
<S>	<C>	<C>	<C>	<C>	<C>
Current and Long-Term Liabilities	117,794	40,012	15,625	817	146,390
Deposits	51,662	20,997	(0)	90	51,688
Deposits - Intercompany	4,284	16,296	–	–	–
Other	47,378	4,701	(0)	90	51,688
Securities Repurchase Agreements	7,554	5,024	13,049	–	21,915
Securities Repurchase Agreements - Intercompany	3,565	118	–	–	–
Other	3,989	4,906	13,049	–	21,915
Funds from Acceptances and Issue of Securities	6,719	538	–	–	6,714
Interbank and Interbranch Accounts	1,756	553	0	–	2,271
Borrowings	2,363	5,770	68	–	8,201
Derivative Financials Instrument	1,426	2,477	–	33	2,290
Other Liabilities	30,775	4,652	2,508	693	37,773
Technical Provisions of Insurance, Capitalization and Pension Plans	15,538	–	–	–	15,538
Deferred Income	61	12	–	–	73
Minority Interest in Subsidiaries	–	–	–	1,341	1,341
Allocated Capital Tier I	9,371	4,354	2,028	865	16,619
TOTAL LIABILITIES	127,225	44,378	17,653	3,023	164,423

</TABLE>

NB: The Consolidated figures do not represent the sum of the parts, because
     there are transactions between the companies that were eliminated only in
     the Consolidated figures.

PRO FORMA FINANCIAL STATEMENT BY SEGMENT

R$ Million

<TABLE>
<CAPTION>

| | BANCO ITAU HOLDING | | | | |
1ST QUARTER/06	ITAUBANCO	ITAU BBA	ITAUCRED	CORPORATION	ITAU
<S>	<C>	<C>	<C>	<C>	<C>
Managerial Financial Margin	2,543	611	819	114	4,087
o Banking Operations	2,428	281	819	114	3,642
o Treasury	11	285	–	–	296
o Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	104	44	–	–	149
Result from Loan Losses	(929)	13	(371)	–	(1,287)
Provision for Loan and Lease Losses	(1,045)	1	(401)	–	(1,445)
Recovery of Credits Written Off as Losses	117	12	30	–	159
Net Result from Financial Operations	1,615	624	448	114	2,801
Other Operating Income/(Expenses)	(349)	(63)	(264)	12	(664)
Banking Service Fees	1,721	131	270	(1)	2,121
Operating Result of Insurance, Capitalization and Pension Plans	224	1	0	–	226
Non-Interest Expenses	(2,065)	(168)	(484)	(62)	(2,779)
Tax Expenses for ISS, PIS and COFINS	(299)	(39)	(74)	(13)	(425)
Equity in the Earnings of Associated Companies	–	–	–	61	61
Other Operating Income	69	12	24	27	132
Operating Income	1,266	561	184	126	2,137
Non-Operating Income	(3)	2	0	(0)	(2)
Income Before Tax and Profit Sharing	1,262	563	184	125	2,135
Income Tax and Social Contribution	(289)	(125)	(41)	6	(449)
Extraordinary Results	–	–	–	(17)	(17)
Profit Sharing	(113)	(48)	(5)	(1)	(167)
Minority Interests	–	–	–	(42)	(42)
Net Income	860	390	138	71	1,460
(RAROC) - Return on Average Tier I Allocated Capital	40.5%	36.0%	29.7%	20.4%	36.3%
Efficiency Ratio	48.5%	23.4%	46.6%	49.3%	45.2%

</TABLE>

NB: Non-interest Expenses item is made up of Personnel Expenses, Other
     Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other
     Operating Expenses.
     The Itaucred segment includes 100% of FAI - Financeira Americanas Itau.

                         Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

Set out below are the pro forma financial statements of the subsegments Banking,
Credit Cards - Current Account Holders, Insurance, Pension Plans and
Capitalization, Funds Management and Managed Portfolios of Itaubanco, adjusted
in such a way as to reflect the impacts associated with the allocation of
capital in each one of these subsegments.

ON JUNE 30, 2006

R$ Million

<TABLE>
<CAPTION>

	ITAUBANCO			
ASSETS	BRANCH BANKING	CREDIT CARDS - ACCOUNT HOLDERS	INSURANCE, CAPITALIZATION AND PENSION PLANS	CONSOLIDATED
<S>	<C>	<C>	<C>	<C>
Current and Long-Term Assets	105,319	5,945	19,100	130,364
Cash and Cash Equivalents	2,167	80	19	2,266
Short-term Interbank Deposits	37,873	1,147	-	39,020
Securities	8,386	676	17,208	26,270
Interbank and Interbranch Accounts	13,799	-	-	13,799
Loans	24,817	3,476	-	28,293
(Allowance for Loan Losses)	(3,219)	(429)	-	(3,647)
Other Assets	21,495	994	1,873	24,363
Permanent Assets	1,414	403	203	2,021
TOTAL ASSETS	106,733	6,348	19,303	132,384

</TABLE>

R$ Million

<TABLE>
<CAPTION>

	ITAUBANCO			
LIABILITIES	BRANCH BANKING	CREDIT CARDS - ACCOUNT HOLDERS	INSURANCE, CAPITALIZATION AND PENSION PLANS	CONSOLIDATED
<S>	<C>	<C>	<C>	<C>
Current and Long-Term Liabilities	98,830	5,509	17,853	122,193
Deposits	52,577	-	-	52,577
Securities Repurchase Agreements	11,191	-	-	11,191
Funds from Acceptances and Issue of Securities	6,758	-	-	6,758
Interbank and Interbranch Accounts	2,279	-	-	2,279
Borrowings	2,127	108	-	2,235
Derivative Financial Instruments	1,346	-	-	1,346
Other Liabilities	22,553	5,401	1,444	29,398
Technical Provisions	-	-	16,409	16,409
Deferred Income	55	0	0	56
Minority Interest in Subsidiaries	-	-	-	-
Allocated Capital Tier I	7,847	838	1,450	10,136
TOTAL LIABILITIES	106,733	6,348	19,303	132,384

</TABLE>

PRO FORMA FINANCIAL STATEMENT BY SUBSEGMENT

R$ Million

<TABLE>
<CAPTION>

	ITAUBANCO				
2ND QUARTER/06	BRANCH BANKING	CREDIT CARDS - ACCOUNT HOLDERS	INSURANCE, CAPITALIZATION AND PENSION PLANS	PORTFOLIO UNDER MANAGEMENT AND MUTUAL FUNDS	CONSOLIDATED
<S>	<C>	<C>	<C>	<C>	<C>
Managerial Financial Margin	2,181	289	139	-	2,609
o Banking Operations	1,970	289	139	-	2,398
o Treasury	115	-	-	-	115
o Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	96	-	-	-	96
Result from Loan Losses	(710)	(90)	-	-	(799)
Provision for Loan and Leas e Losses	(866)	(102)	-	-	(968)
Recovery of Credits Written Off as Losses	156	13	-	-	169
Net Result from Financial Operations	1,471	199	139	-	1,809
Other Operating Income/(Expenses)	(510)	56	133	99	(223)
Banking Service Fees	849	354	53	453	1,708
Transfer to Banking	210	-	-	(210)	-
Operating Result of Insurance, Capitalization and Pension Plans	46	-	246	-	292
Non-Interest Expenses	(1,490)	(271)	(150)	(121)	(2,031)
Tax Expenses for ISS, PIS and COFINS	(166)	(52)	(24)	(23)	(264)
Other Operating Income	40	25	8	-	72
Operating Income	961	255	272	99	1,586
Non-Operating Income	4	0	6	-	10
Income Before Tax and Profit Sharing	965	255	278	99	1,597
Income Tax and Social Contribution	(269)	(85)	(88)	(41)	(482)
Profit Sharing	(63)	(8)	(3)	(13)	(88)
Net Income	632	162	187	45	1,026
(RAROC) - Return on Average Tier I Allocated Capital	33.1%	93.0%	52.8%		42.1%
Efficiency Ratio	47.1%	44.0%	35.6%		46.0%

</TABLE>

NB: the Non-interest Expenses item is made up of Personnel Expenses, Other

Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other
Operating Expenses.

26   Management Discussion and Analysis
                          Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

ON MARCH 31, 2006

R$ Million

ASSETS		ITAUBANCO		
	BRANCH BANKING	CREDIT CARDS - ACCOUNT HOLDERS	INSURANCE, CAPITALIZATION AND PENSION PLANS	CONSOLIDATED
Current and Long-Term Assets	100,876	6,398	17,913	125,186
Cash and Cash Equivalents	2,152	73	33	2,258
Short-term Interbank Deposits	32,851	1,218	157	34,226
Securities	8,152	779	16,036	24,966
Interbank and Interbranch Accounts	13,467	–	–	13,467
Loans	24,120	3,386	–	27,506
(Allowance for Loan Losses)	(2,834)	(119)	–	(2,953)
Other Assets	22,967	1,062	1,687	25,715
Permanent Assets	1,682	152	205	2,039
TOTAL ASSETS	102,557	6,550	18,118	127,225

R$ Million

LIABILITIES		ITAUBANCO		
	BRANCH BANKING	CREDIT CARDS - ACCOUNT HOLDERS	INSURANCE, CAPITALIZATION AND PENSION PLANS	CONSOLIDATED
Current and Long-Term Liabilities	95,057	5,998	16,739	117,794
Deposits	51,662	–	–	51,662
Securities Repurchase Agreements	7,554	–	–	7,554
Funds from Acceptances and Issue of Securities	6,719	–	–	6,719
Interbank and Interbranch Accounts	1,756	–	–	1,756
Borrowings	2,223	140	–	2,363
Derivative Financial Instruments	1,425	–	1	1,426
Other Liabilities	23,716	5,858	1,200	30,775
Technical Provisions	–	–	15,538	15,538
Deferred Income	61	–	0	61
Minority Interest in Subsidiaries	–	–	–	–
Allocated Capital Tier I	7,440	552	1,379	9,371
TOTAL LIABILITIES	102,557	6,550	18,118	127,225

PRO FORMA FINANCIAL STATEMENT BY SUBSEGMENT

R$ Million

1ST QUARTER/06		ITAUBANCO			
	BRANCH BANKING	CREDIT CARDS - ACCOUNT HOLDERS	INSURANCE, CAPITALIZATION AND PENSION PLANS	PORTFOLIO UNDER MANAGEMENT AND MUTUAL FUNDS	CONSOLIDATED
Managerial Financial Margin	2,102	283	158	–	2,543
o Banking Operations	1,987	283	158	–	2,428
o Treasury	11	–	–	–	11
o Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	104	–	–	–	104
Result from Loan Losses	(833)	(95)	–	–	(929)
Provision for Loan and Lease Losses	(939)	(106)	–	–	(1,045)
Recovery of Credits Written Off as Losses	106	11	–	–	117
Net Result from Financial Operations	1,269	188	158	–	1,615
Other Operating Income/(Expenses)	(571)	56	44	122	(349)
Banking Service Fees	854	356	52	460	1,721
Transfer to Banking	212	–	–	(212)	–
Operating Result of Insurance, Capitalization and Pension Plans	38	–	186	–	224
Non-Interest Expenses	(1,514)	(273)	(174)	(103)	(2,065)
Tax Expenses for ISS, PIS and COFINS	(194)	(51)	(31)	(23)	(299)
Other Operating Income	33	25	11	–	69
Operating Income	698	244	202	122	1,266
Non-Operating Income	(9)	1	5	–	(3)
Income Before Tax and Profit Sharing	688	245	207	122	1,262
Income Tax and Social Contribution	(113)	(76)	(48)	(53)	(289)
Profit Sharing	(78)	(12)	(2)	(21)	(113)
Net Income	498	157	158	48	860
(RAROC) - Return on Average Tier I Allocated Capital	30.4%	103.4%	47.2%		40.5%
Efficiency Ratio	49.7%	44.6%	46.3%		48.5%

NB: the Non-interest Expenses item is made up of Personnel Expenses, Other
    Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other
    Operating Expenses.

27   Management Discussion and Analysis
                    Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ITAUBANCO - BANKING

The statement of income of the Banking subsegment of Itaubanco below is based on
the pro forma financial statements of Banco Itau.

R$ Million

<TABLE>
<CAPTION>

ITAUBANCO - BRANCH BANKING	2ND Q./06	1ST Q./06	VARIATION
<S>	<C>	<C>	<C>
Managerial Financial Margin	2,181	2,102	79
o Banking Operations	1,970	1,987	(17)
o Treasury	115	11	104
o Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	96	104	(8)
Result from Loan Losses	(710)	(833)	123
Provision for Loan and Lease Losses	(866)	(939)	73
Recovery of Credits Written Off as Losses	156	106	50
Net Result from Financial Operations	1,471	1,269	202
Other Operating Income / (Expenses)	(510)	(571)	61
Banking Service Fees	1,059	1,065	(6)
Operating Result of Insurance, Capitalization and Pension Plans	46	38	8
Non-Interest Expenses	(1,490)	(1,514)	24
Tax Expenses for ISS, PIS and COFINS	(166)	(194)	29
Other Operating Income	40	33	7
Operating Income	961	698	263
Non-Operating Income	4	(9)	13
Income Before Tax and Profit Sharing	965	688	276
Income Tax and Social Contribution	(269)	(113)	(157)
Profit Sharing	(63)	(78)	15
Net Income	632	498	135

</TABLE>

NB: the Non-interest Expenses item is made up of Personnel Expenses, Other
    Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other
    Operating Expenses.

In the second quarter of 2006, the net income of Itaubanco's Banking segment
reached R$ 632 million, which corresponds to a rise of 27.1% in relation to the
previous quarter.

The managerial financial margin totaled R$ 2,181 million in the period,
corresponding to an increase of R$ 79 million in relation to the previous
quarter. This growth is associated with the performance of treasury, which in
the period achieved gains in its dollar-linked positions, particularly in the
Brazilian derivative markets. Expenses for the allowance for loan losses
amounted to R$ 866 million, showing a reduction of 7.8% in relation to the
previous period, associated basically with the assignment of loan transactions.

Banking service fees totaled R$ 1,059 million in the period, suffering the
impact of the seasonal reduction of revenues from collections involving the
receipt of taxes, such as IPVA, IPTU and DPVAT, the payment of which is
concentrated in the beginning of the year.

Non-interest expenses added up to R$ 1,490 million, showing a reduction of R$ 24
million in relation to the previous quarter. This fall refers basically to the
impact of lower expenses with labor legal proceedings.

The reduction of R$ 29 million in tax expenses was a result of lower revenues,
associated with nonrecurring events in the second quarter of 2006, as well as to
the reduction of the receipt of Interest on Net Equity paid between companies of
the conglomerate, which mainly affected the expenses for PIS and Cofins.

The R$ 157 million increase in Income Tax and Social Contribution on Net Income
is basically associated with the 40.1% increase in net income before taxation,
as well as with the decrease in the effect of tax benefit associated with the
payment of Interest on Net Equity, as explained on page 19 of this report.

<PAGE>

ITAUBANCO - CREDIT CARDS - ACCOUNT HOLDERS

The pro forma financial statements below were prepared based on Itau internal
management information and are intended to report the performance of the
businesses connected with the Credit Cards of current account customers,
including Itaucard, Orbitall and Redecard.

R$ Million
<TABLE>
<CAPTION>

ITAUBANCO - CREDIT CARDS - ACCOUNT HOLDERS	2ND Q./06	1ST Q./06	VARIATION
<S>	<C>	<C>	<C>
Managerial Financial Margin	289	283	5
Result from Loan Losses	(90)	(95)	6
Provision for Loan and Lease Losses	(102)	(106)	4
Recovery of Credits Written Off as Losses	13	11	2
Net Result from Financial Operations	199	188	11
Other Operating Income / Expenses	56	56	(0)
Banking Service Fees	354	356	(2)
Non-Interest Expenses	(271)	(273)	3
Tax Expenses for ISS, PIS and COFINS	(52)	(51)	(1)
Other Operating Income	25	25	(0)
Operating Income	255	244	11
Non-Operating Income	0	1	(0)
Income Before Tax and Profit Sharing	255	245	11
Income Tax and Social Contribution	(85)	(76)	(9)
Profit Sharing	(8)	(12)	3
Net Income	162	157	5

</TABLE>

The net income from the Credit Card - Current Account Holders segment reached R$
162 million in the second quarter of 2006, up 3.1% from the previous quarter.

The managerial financial margin was impacted by the 8.4% growth in the volume of
financing. This fact, coupled with enhanced results from doubtful loans, had a
positive effect on gross revenues from financial intermediation, with a 5.8%
growth in the second quarter of the year.

Service income, as well as the other operating income and expense items,
remained stable from the prior quarter.

The volume of transactions in the period totaled R$ 4,543 million, a 5.4% growth
quarter-on-quarter.

In June 2006, 81.7% of Itaucard accounts were active (accounts that received
bills), and 79.2% of these customers used their credit cards in the last month,
charging an average of R$1,233.88 per account in the quarter.

QUANTITY OF CREDIT CARDS

[CHART APPEARS HERE]

VOLUME OF TRANSACTIONS

[CHART APPEARS HERE]

The market share of the volume of transactions was computed based on total
market figures provided by Associacao Brasileira das Empresas de Cartoes de
Credito e Servicos - Abecs (Brazilian Association of Credit Card and Service
Companies).

MARKET-SHARE

[CHART APPEARS HERE]

29   Management Discussion and Analysis
                         Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ITAUBANCO - INSURANCE, PENSION PLANS AND CAPITALIZATION

The pro forma financial statements below were prepared using internal
information from the Itau managerial model and have the objective of presenting
the performance of the businesses connected with the area.

ON JUNE 30, 2006

R$ Million

ASSETS	INSURANCE	PENSION PLANS	CAPITALIZATION	CONSOLIDATED
<S>	<C>	<C>	<C>	<C>
Current and Long-Term assets	2,858	15,136	1,232	19,100
Cash and Cash Equivalents	16	2	1	19
Securities	1,399	14,688	1,185	17,208
Other Assets	1,442	446	46	1,873
Permanent Assets	157	5	49	203
TOTAL ASSETS	3,014	15,141	1,281	19,303

R$ Million

LIABILITIES	INSURANCE	PENSION PLANS	CAPITALIZATION	CONSOLIDATED
<S>	<C>	<C>	<C>	<C>
Current and Long-Term Liabilities	2,510	14,282	1,195	17,853
Technical Provisions - Insurance	1,354	332	–	1,687
Technical Provisions - Pension Plans	1	13,649	–	13,650
Technical Provisions - Capitalization	–	–	1,079	1,072
Other Liabilities	1,154	300	116	1,444
Allocated Capital Tier I	505	859	87	1,450
TOTAL LIABILITIES	3,014	15,141	1,281	19,303

STATEMENT OF INCOME OF THE SEGMENT

R$ Million

2ND QUARTER / 2006	INSURANCE	PENSION PLANS	CAPITALIZATION	CONSOLIDATED
<S>	<C>	<C>	<C>	<C>
Revenues from Insurance, Pension Plans and Capitalization	541	1,105	241	1,883
Revenues from Insurance (a)	541	122	–	664
Revenues from Pension Plans (b)	–	982	–	982
Revenues from Capitalization (c)	–	–	241	237
Changes in Technical Reserves	(23)	(494)	(182)	(696)
Insurance (d)	(23)	(15)	–	(38)
Pension Plans (e)	–	(478)	–	(478)
Capitalization (f)	–	–	(182)	(179)
Pension Plan Benefits Expenses (g)	–	(483)	–	(483)
Earned Premiums (h=a+d)	518	107	–	626
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	–	21	59	79
Retained Claims (j)	(281)	(31)	–	(312)
Selling Expenses (k)	(130)	(13)	(3)	(146)
Other Operating Income/(Expenses) of Insurance Operations (l)	2	(2)	(1)	(0)
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)	109	81	55	246
Financial Margin	51	54	31	139
Service Fees	–	53	–	53
Non-Interest Expenses	(82)	(38)	(29)	(150)
Tax Expenses for ISS, PIS and COFINS	(11)	(9)	(4)	(24)
Other Operating Income	5	3	1	8
Operating Income	71	145	54	272
Non-Operating Income	3	0	2	6
Income Before Income Tax and Social Contribution	75	145	56	278
Income Tax / Social Contribution	(23)	(45)	(19)	(88)
Profit Sharing	(3)	(0)	–	(3)
Net Income	48	100	37	187
(RAROC) - Return over Tier I Allocated Capital	38.6%	48.2%	175.7%	52.8%
Efficiency Ratio	53.5%	20.7%	34.6%	35.6%

NB: The Consolidated figures do not represent the sum of the parts, because
    there are transactions between the companies that were eliminated only in
    the Consolidated figures.
    The figures for VGBL are classified together with the figures for private
    pension plans.
    The Non-interest Expenses item is made up of Personnel Expenses, Other
    Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other
    Operating Expenses.

30   Management Discussion and Analysis
                    Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ITAUBANCO - INSURANCE, PENSION PLANS AND CAPITALIZATION

ON MARCH 31, 2006

R$ Million

ASSETS	INSURANCE	PENSION PLANS	CAPITALIZATION	CONSOLIDATED
<S>	<C>	<C>	<C>	<C>
Current and Long-Term Assets	2,630	14,134	1,205	17,913
Cash and Cash Equivalents	27	6	0	33
Securities	1,233	13,764	1,187	16,192
Other Assets	1,370	364	17	1,687
Permanent Assets	158	5	49	205
TOTAL ASSETS	2,788	14,139	1,254	18,118

R$ Million

LIABILITIES	INSURANCE	PENSION PLANS	CAPITALIZATION	CONSOLIDATED
<S>	<C>	<C>	<C>	<C>
Current and Long-Term Liabilities	2,294	13,338	1,171	16,739
Technical Provisions - Insurance	1,343	318	–	1,661
Technical Provisions - Pension Plans	1	12,795	–	12,796
Technical Provisions - Capitalization	–	–	1,087	1,081
Other Liabilities	950	224	83	1,201
Allocated Capital Tier I	494	802	83	1,379
TOTAL LIABILITIES	2,788	14,139	1,254	18,118

STATEMENT OF INCOME OF THE SEGMENT

R$ Million

1ST QUARTER / 2006	INSURANCE	PENSION PLANS	CAPITALIZATION	CONSOLIDATED
<S>	<C>	<C>	<C>	<C>
Revenues from Insurance, Pension Plans and Capitalization	540	997	180	1,713
Revenues from Insurance (a)	540	98	–	638
Revenues from Pension Plans (b)	–	898	–	898
Revenues from Capitalization (c)	–	–	180	176
Changes in Technical Reserves	(18)	(426)	(127)	(569)
Insurance (d)	(18)	10	–	(8)
Pension Plans (e)	–	(437)	–	(437)
Capitalization (f)	–	–	(127)	(124)
Pension Plan Benefits Expenses (g)	–	(454)	–	(454)
Earned Premiums (h=a+d)	522	109	–	630
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	–	8	53	60
Retained Claims (j)	(322)	(38)	–	(360)
Selling Expenses (k)	(127)	(13)	(8)	(148)
Other Operating Income/(Expenses) of Insurance Operations (l)	7	(3)	(1)	4
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)	80	63	43	186
Financial Margin	61	71	25	158
Service Fees	–	52	–	52
Non-Interest Expenses	(74)	(70)	(28)	(174)
Tax Expenses for ISS, PIS and COFINS	(21)	(7)	(3)	(31)
Other Operating Income	10	0	0	11
Operating Income	56	109	38	202
Non-Operating Income	3	0	2	5
Income Before Income Tax and Social Contribution	59	109	40	207
Income Tax / Social Contribution	(12)	(24)	(12)	(48)
Profit Sharing	(2)	(0)	–	(2)
Net Income	45	85	28	158
(RAROC) - Return over Tier I Allocated Capital	37.9%	43.9%	132.8%	47.2%
Efficiency Ratio	56.8%	39.3%	42.9%	46.3%

NB: The Consolidated figures do not represent the sum of the parts, because
     there are transactions between the companies that were eliminated only in
     the Consolidated figures.
     The figures for VGBL are classified together with the figures for private
     pension plans.
     The Non-interest Expenses item is made up of Personnel Expenses, Other
     Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other
     Operating Expenses.

31   Management Discussion and Analysis
                    Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ITAUBANCO - INSURANCE, PENSION PLANS AND CAPITALIZATION

INSURANCE

The pro forma net income of the insurance companies reached R$ 48 million in the second quarter, against R$ 45 million in the previous quarter.

While earned premiums remained at the same level as the previous quarter, retained claims decreased R$ 41 million, with the best performance in the property and other lines of insurance products.

The managerial financial margin showed a R$ 10 million reduction, occasioned by the fall in the Selic interest rate.

These effects led to a 27.1% rise in the operating result in relation to the previous quarter, while in net income the increase was only 6.7%; this is due to the reduction in tax benefits claimed, resulting from the lower distribution of dividends in the form of interest on net equity.

In the charts below, which include the life insurance branch of the Life and Pension Plan segment, the breakdown of earned premiums by line of insurance can be seen.

Automobile insurance had a 39.4% share of the total of earned premiums of the second quarter, while the share of the life and personal accident line was 28.6%.

BREAKDOWN OF EARNED PREMIUMS

2ND QUARTER/2006

[CHART APPEARS HERE]

1ST QUARTER/2006

[CHART APPEARS HERE]

COMBINED RATIO

The Combined Ratio referring to the insurance operations felt 480 basis points when compared with the previous quarter, in particular for the reduction of claims level in the property and other lines of insurance products. In spite of the small increase, the levels of selling and administrative expenses and other expenses on earned premiums remained below the historical level.

COMBINED RATIO

[CHART APPEARS HERE]

Note: In the calculation of the combined ratio, the result of the Credicard Card Protection product was recorded at its net amount in the Other Expenses/Income account.

NUMBER OF POLICIES - MASS MARKET PRODUCTS

[CHART APPEARS HERE]

The number of life and personal accident policies showed growth, reaching 1,304 thousand policies at the end of the second quarter of 2006.

The number of automobile policies showed a reduction, going down from 769 thousand in the first quarter of 2006 to 740 thousand in the second. This reduction is a consequence of the review of the acceptance process, bringing an improvement to the profile of the portfolio.

The residential line went up from 527 thousand policies in the first quarter to 554 thousand policies in the second, because of selling campaigns carried out in the period.

NB: The charts of Insurance do not include the Itauseg Saude companies and include the life line of insurance of Itau Vida e Previdencia S.A.

<PAGE>

ITAUBANCO - INSURANCE, PENSION PLANS AND CAPITALIZATION

PRIVATE PENSION PLANS

The pro forma net income of the pension plan companies reached R$ 100 million in the second quarter of 2006, which represents a 17.6% increase in relation to the previous quarter, influenced mainly by the reduction of non-interest expenses.

The revenues of the second quarter reached R$ 1,105 million, with a 10.8% increase in relation to the previous quarter, because of the campaigns carried out in the period.

The retained claims of the life and pension plan companies showed a reduction, going down from R$ 38 million in the first quarter of 2006 to R$ 31 million in the second.

TECHNICAL PROVISIONS FOR PRIVATE PENSION PLANS

At the end of the second quarter of 2006, the technical provisions reached roughly R$ 13.6 billion, with growth of 6.6% in relation to the previous quarter.

[CHART APPEARS HERE]

The table below shows the technical provisions by product and by guaranteed yield for participants.

TECHNICAL PROVISIONS FOR PRIVATE PENSION PLANS BY PRODUCT / GUARANTEE AT 6/30/2006

R$ Million

| | GUARANTEED YIELD | | | | | |
PRODUCT	EXCLUSIVE FUNDS	IGP-M	TR	OTHER	TOTAL	%
<S>	<C>	<C>	<C>	<C>	<C>	<C>
VGBL	8,400	–	–	–	8,400	61.5%
PGBL	3,518	–	–	–	3,518	25.8%
TRADITIONAL	–	1,608	89	–	1,697	12.4%
DEFINED BENEFIT	–	–	27	–	27	0.2%
ACCESSORIES	–	–	–	8	8	0.2%
TOTAL	11,918	1,608	116	8	13,649	100.0

At June 30, 2006, the VGBL products accounted for 61.5% of the total of the technical provisions, while the provisions for PGBL accounted for 25.8% of the total.

The VGBL and PGBL pension plan products have their resources invested in exclusive funds during the accumulation phase and do not constitute a risk for the company, which passes on to the customer the yield achieved in the fund and receives remuneration for the management of the funds.

CAPITALIZATION

The pro forma net income of the capitalization companies reached R$ 37 million in the second quarter of 2006, with an increase of 32.1% in relation to the previous quarter. This increase is mainly due to the growth of the revenues from capitalization premiums.

In this quarter, with the campaign to sell Super PIC Copa, PIC Copa and Mini PIC Copa, we sold roughly 229 thousand bonds, which contributed towards the portfolio remaining at 4 million active bonds, corresponding to R$ 1,072 million in technical provisions.

In the last 12 months, we distributed prizes in cash in the amount of R$ 25 million to 818 customers whose bonds were drawn at random.

The table below shows the movement in the portfolios of monthly capitalization bonds (PIC) and single payment capitalization bonds (Super PIC).

NUMBER OF CAPITALIZATION BONDS

[CHART APPEARS HERE]

33   Management Discussion and Analysis
Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ITAUBANCO - INVESTMENT FUNDS AND MANAGED PORTFOLIO

The pro forma financial statements below were prepared based on internal
management information and are intended to present the Investment Fund-related
business performance.

R$ Million

ITAUBANCO - INVESTMENT FUNDS AND MANAGED PORTFOLIOS	2ND Q./06	1ST Q./06	VARIATION
Banking Service Fees	453	460	(7)
Mutual Fund Management Fees (*)	382	382	0
Brokerage Services	50	59	(9)
Custody Services and Managed Portfolios	21	19	2
Transfer to Banking	(210)	(212)	2
Non Interest Expenses	(121)	(103)	(18)
Tax Expenses for ISS, PIS and COFINS	(23)	(23)	0
Income before Tax and Profit Sharing	99	122	(23)
Income Tax and Social Contribution	(41)	(53)	12
Profit Sharing	(13)	(21)	8
Net Income	45	48	(3)

(*) Does not include income from Pension Plans Fund Management.

Note: The Non-Interest Expenses are made up of personnel expenses, other
      administrative expenses, other operating expenses and tax expenses for
      CPMF and others.

In the second quarter of 2006, the net income of the Investment Fund and Managed
Portfolio segment totaled R$ 45 million, in line with the first quarter.
Revenues from brokerage service decreased mostly as a result of the high volume
of resources handled in connection with primary offers of shares for large
companies in the first quarter, which did not occur in the second quarter.

In April 2006, Banco Itau retained its AM1(bra) rating, the highest level of
asset management quality issued by Fitch Ratings.

ITAU CORRETORA

In the second quarter of 2006, Itau Corretora, whose management is independent
from the fund management activities, intermediated R$ 14,865 million in
transactions on Bovespa, a 55% and 10% growth compared to the same period of the
previous year and the first quarter of 2006, respectively. As of June 2006, Itau
Corretora had a 4.7% market share, ranking 5th among all brokers. Through its
Home Broker- www.itautrade.com.br- the volume traded in the second quarter
reached R$ 1,406 million, increasing by more than 95% compared to the second
quarter of 2005.

ASSETS UNDER MANAGEMENT

[CHART APPEARS HERE]

Itau Corretora distributed debentures for a total amount of R$ 3,848 million,
while the total demand reached approximately R$ 5,684 million. Also in the
second quarter, Itau Corretora and Itau BBA acted as coordinators on the Duratex
offer of shares which amounted to R$ 555 million, with large demand from foreign
and Brazilian institutional investors.

34   Management Discussion and Analysis
                         Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ITAU BBA

The pro forma income statement of Itau BBA is shown below.

R$ Million

ITAU BBA	2ND Q./06	1ST Q./06	VARIATION
Managerial Financial Margin	361	611	(250)
o Banking Operations	255	281	(26)
o Treasury	67	285	(218)
o Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	39	44	(6)
Result from Loan Losses	46	13	33
Provision for Loan and Lease Losses	37	1	36
Recovery of Credits Written Off as Losses	9	12	(3)
Net Result from Financial Operations	407	624	(217)
Other Operating Income / (Expenses)	22	(63)	85
Banking Service Fees	110	131	(21)
Result from Operations of Insurance, Capitalization and Pension Plans	0	1	(1)
Non-Interest Expenses	(145)	(168)	23
Tax Expenses for ISS, PIS and COFINS	(30)	(39)	8
Other Operating Income	86	12	75
Operating Income	429	561	(132)
Non-Operating Income	(0)	2	(2)
Income before Tax and Profit Sharing	429	563	(134)
Income Tax and Social Contribution	(116)	(125)	9
Profit Sharing	(16)	(48)	32
Net Income	298	390	(93)

Note: The item Non-Interest Expenses is composed of Personnel Expenses, Other
      Administrative Expenses, Tax Expenses for CPMF and other taxes and Other
      Operating Expenses.

During the second quarter of 2006, the financial margin was R$ 361 million, a
40.9% decrease compared to R$ 611 million in the prior quarter.

The managerial financial margin on bank transactions totaled R$ 255 million in
the second quarter of 2006, declining by 9.2% from the previous quarter, chiefly
as a result of the reduction in the interest rates which remunerate the capital
allocated to such transactions.

The R$ 67 million result of treasury transactions in the second quarter of 2006
essentially reflects the significant volatility seen in the markets, such as
Brazilian sovereign debt and local interest rates, leading to gains below the
historical average.

Noteworthy was the excellent quality level of the loan portfolio, with 97.7% of
loans classified under the "AA", "A" and "B" risk levels, according to the
criteria set forth in Resolution 2682 of the Brazilian Central Bank. In this
context, a reversal of R$ 46 million was recorded in the second quarter of 2006
in the allowance for loan losses, primarily on account of credit risk rating
reassessments of companies that presented better performance indicators, as well
as recovery of previously written-off credits.

In this context, gross revenues from financial intermediation, in the amount of
R$ 407 million, declined by 34.8% quarter-on-quarter.

Service revenues totaled R$ 110 million in the second quarter of 2006, down
15.6% from the previous quarter. In this quarter the volume of coordination of
primary offers of shares was lower than the first quarter, due mainly to the
volatility seen in the markets, contributing to the reduction in the brokerage
and other service revenues.

Non-interest expenses, amounting to R$ 145 million, decreased by 13.8% compared
to the first quarter of 2006.

Other operating income increased by R$ 75 million as compared to the prior
quarter.

As a result of the items above, the pro forma net income of Itau BBA reached R$
298 million in the second quarter of 2006, or a 23.7% decrease from the first
quarter, equal to an annualized return on allocated capital of 27.7%.

35   Management Discussion and Analysis
                    Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ITAUCRED

Next, we show Itaucred's pro forma financial statements, which make use of
management information generated by the in-house models, so as to reflect more
precisely the performance of the business units.

ON JUNE 30, 2006

R$ Million

		ITAUCRED		
ASSETS	VEHICLES	CREDIT CARDS - NON-ACCOUNT HOLDERS	TAII	ITAUCRED
<S>	<C>	<C>	<C>	<C>
Current and Long-Term Assets	14,192	3,257	2,497	19,947
Credit Operations	14,956	3,543	2,737	21,236
(Allowance for Loan Losses)	(1,008)	(355)	(279)	(1,642)
Other Assets	244	70	38	352
Permanent Assets	73	9	60	141
TOTAL ASSETS	14,265	3,266	2,556	20,088

R$ Million

		ITAUCRED		
LIABILITIES	VEHICLES	CREDIT CARDS - NON-ACCOUNT HOLDERS	TAII	ITAUCRED
<S>	<C>	<C>	<C>	<C>
Current and Long-Term Liabilities	12,920	2,948	2,149	18,018
Deposits	1	-	0	1
Securities Repurchase Agreements	12,397	788	1,858	15,043
Borrowings	88	8	0	96
Other Liabilities	434	2,152	291	2,877
Allocated Capital Tier I	1,345	318	407	2,070
TOTAL LIABILITIES	14,265	3,266	2,556	20,088

STATEMENT OF INCOME

R$ Million

2ND QUARTER/06	VEHICLES	CREDIT CARDS - NON-ACCOUNT HOLDERS	TAII	ITAUCRED
<S>	<C>	<C>	<C>	<C>
Managerial Financial Margin	465	313	144	922
Result from Loan Losses	(220)	(148)	(105)	(473)
Provision for Loan and Lease Losses	(243)	(159)	(111)	(512)
Recovery of Credits Written Off as Losses	23	11	6	39
Net Result from Financial Operations	246	165	39	450
Other Operating Income / (Expenses)	(62)	(107)	(103)	(272)
Banking Service Fees	142	139	30	311
Non-Interest Expenses	(172)	(221)	(116)	(509)
Tax Expenses for ISS, PIS and COFINS	(39)	(35)	(18)	(92)
Other Operating Income	7	10	1	18
Operating Income	184	58	(64)	177
Non-Operating Income	(0)	0	(0)	(0)
Income Before Tax and Profit Sharing	184	58	(64)	177
Income Tax and Social Contribution	(58)	(19)	23	(53)
Profit Sharing	(2)	(1)	0	(3)
Net Income	125	38	(41)	121
(RAROC) - Return on Average Tier I Allocated Capital	39.6%	33.8%	-47.9%	23.7%
Efficiency Ratio	29.9%	51.7%	74.1%	43.9%

Note: The Itaucred Pro Forma Statement includes 100% of FAI - Financeira
      Americanas Itau.
      The item Non-Interest Expenses is composed of Personnel Expenses, Other
      Administrative Expenses, Tax Expenses for CPMF and other taxes and Other
      Operating Expenses.

36   Management Discussion and Analysis
                        Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ITAUCRED

ON MARCH 31, 2006

R$ Million

<TABLE>
<CAPTION>

		ITAUCRED		
		CREDIT CARDS - NON-ACCOUNT		
ASSETS	VEHICLES	HOLDERS	TAII	ITAUCRED
<S>	<C>	<C>	<C>	<C>
Current and Long-Term Assets	12,560	2,801	2,169	17,531
Credit Operations	13,159	3,167	2,320	18,646
(Allowance for Loan Losses)	(816)	(373)	(179)	(1,368)
Other Assets	217	7	28	252
Permanent Assets	56	9	57	122
TOTAL ASSETS	12,616	2,810	2,227	17,653

</TABLE>

R$ Million

<TABLE>
<CAPTION>

		ITAUCRED		
		CREDIT CARDS - NON-ACCOUNT		
LIABILITIES	VEHICLES	HOLDERS	TAII	ITAUCRED
<S>	<C>	<C>	<C>	<C>
Current and Long-Term Liabilities	11,440	2,229	1,956	15,625
Securities Repurchase Agreements	10,980	173	1,896	13,049
Borrowings	68	–	–	68
Other Liabilities	392	2,056	59	2,508
Allocated Capital Tier I	1,176	581	271	2,028
TOTAL LIABILITIES	12,616	2,810	2,227	17,653

</TABLE>

STATEMENT OF INCOME

R$ Million

<TABLE>
<CAPTION>

		CREDIT CARDS - NON-ACCOUNT		
1ST QUARTER/06	VEHICLES	HOLDERS	TAII	ITAUCRED
<S>	<C>	<C>	<C>	<C>
Managerial Financial Margin	412	300	108	819
Result from Loan Losses	(181)	(119)	(70)	(371)
Provision for Loan and Lease Losses	(199)	(128)	(74)	(401)
Recovery of Credits Written Off as Losses	18	9	4	30
Net Result from Financial Operations	230	181	37	448
Other Operating Income / (Expenses)	(71)	(98)	(94)	(264)
Banking Service Fees	123	122	25	270
Non-Interest Expenses	(162)	(214)	(108)	(484)
Tax Expenses for ISS, PIS and COFINS	(36)	(25)	(13)	(74)
Other Operating Income	5	18	1	24
Operating Income	159	82	(57)	184
Non-Operating Income	(0)	0	(0)	0
Income Before Tax and Profit Sharing	159	82	(57)	184
Income Tax and Social Contribution	(42)	(22)	22	(41)
Profit Sharing	(2)	(2)	(0)	(5)
Net Income	115	58	(35)	138
(RAROC) - Return on Average Tier I Allocated Capital	40.9%	46.6%	-61.0%	29.7%
Efficiency Ratio	32.3%	51.5%	89.0%	46.6%

</TABLE>

Note: The Itaucred Pro Forma Statement includes 100% of FAI - Financeira Americanas Itau.
The item Non-Interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

<PAGE>

ITAUCRED

VEHICLES

The Vehicle subsegment of Itaucred posted net income of R$ 125 million in the second quarter of 2006, an 8.3% increase from the prior quarter. The return on allocated capital was 39.6% in the quarter, corresponding to a 130 basis point reduction compared to the previous quarter.

The credit portfolio added up to R$ 14,956 million on June 30, 2006, or a 13.7% increase from the previous quarter. The increase in the credit portfolio balance helped to increase the managerial financial margin, which stood at R$ 465 million, or a R$ 54 million growth compared to the first quarter of 2006. Credit risk expenses grew in line with the credit portfolio, with a R$ 38 million increase quarter-on-quarter, to reach R$ 220 million in the second quarter of 2006.

Service revenues from credit analysis, financing approval and clearance processes were also impacted by the higher volume of transactions and increased by R$ 19 million, totaling R$ 142 million in the period.

CREDIT CARDS - NON CURRENT ACCOUNT HOLDERS

Net income from the Credit Card - Non-Account Holders totaled R$ 38 million in the second quarter of 2006, declining by 34.9% compared to the previous quarter, primarily due to the result from loan losses.

The managerial financial margin grew essentially due to the 17.7% increase in the volume of financing in our credit card portfolio in the quarter. The allowance for loan losses expense was strongly impacted by the standardization of credit risk ratings across our credit portfolio and the portfolio acquired from Credicard.

Service income went up basically due to greater interchange arising from the increased volume of transactions in the second quarter of the year.

The growth in non-interest expenses was mainly driven by increased marketing expenses.

TAII

The swift expansion of the business associated with the Taii brand has been expanding Itau's performance in the consumer credit segment. The balance of Taii's loan portfolio reached R$ 2,737 million in the second quarter of 2006, which represents an 18.0% increase in relation to the previous quarter, reaching 4.4 million customers.

This result was conquered by means of the following operations:

FINANCEIRA AMERICANAS ITAU

In July/06, the partnership with Lojas Americanas S.A. completed its first year and already offered 223 stores to serve the customers of Lojas Americanas and Americanas Express. At the end of the 1st half of 2006, besides continuing to offer personal loans guaranteed by checks, it launched the personal loan for low income customer and the credit card for restricted use (private label). Its loan portfolio reached R$ 113 million, 25% growth in relation to the previous quarter.

FINANCEIRA ITAU

The network of Taii's own stores reached the mark of 164 points of sale in Sao Paulo, Rio de Janeiro, Minas Gerais and Parana. The network's expansion plans include the other regions of Brazil, with strong growth in the Northeast and South regions. Its focus on the personal loan for low income customer guaranteed a loan portfolio of R$ 222 million, 28% growth in relation to the previous quarter.

FINANCEIRA ITAU-CBD

A result of the partnership between Itau and Companhia Brasileira de Distribuicao, at the end of the second quarter, it had 323 points of sale in the Pao de Acucar, Extra, Extra-Eletro, CompreBem and Sendas business units. The partnership sells the products of personal loans guaranteed by checks, Direct Consumer Credit (CDC), credit cards for restricted use (private label), Visa and MasterCard cards, extended warranty, financial protection and loss and theft insurance. In July, it launched personal loans for low income. The set of these products generated a loan portfolio of R$ 762 million, 14% growth in relation to the previous quarter.

CONSIGNMENT CREDIT

Is offered through the cooperation agreement between Itau and BMG and the product is distributed through Taii. This segment today has roughly 350 thousand customers and a portfolio of R$ 1,640 million, representing growth of 18% in relation to the previous quarter.

Taii contributed R$ 144 million to the Managerial Financial Margin, growing 33.2% in relation to the 1st quarter of 2006. Its share in Itaucred grew from 13.2% to 15.6%. The growth of the expense associated with credit risk, in the order of R$ 34 million, reflected the growth of the portfolio and higher provisioning.

The Consumer Credit Area will end 2006 with roughly 900 points of sale of the Taii brand, strengthening the Bank's position in this important market segment.

<PAGE>

[LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A

[GRAPHIC APPEARS HERE]

RISK MANAGEMENT

<PAGE>

RISK MANAGEMENT

MARKET RISK

We regard risk management as an essential instrument for optimizing the use of
capital and selecting the best business opportunities, aiming to achieve the
best risk / return ratio for our stockholders.

BANCO ITAU HOLDING FINANCEIRA S.A.

The table below shows the consolidated Global VaR of Banco Itau Holding
Financeira, which includes the portfolios of Itau BBA, Banco Itau Europa, Banco
Itau Buen Ayre, as well as Itau's structural portfolio. A significant
diversification of the risks of the business units can be seen, which makes it
possible for the conglomerate to keep total exposure to market risk at very
small levels, when compared to its capital.

BANCO ITAU HOLDING VAR (*)

	R$ Million	
	JUN 30, 06	MAR 31, 06
Fixed Rate Risk Factor	24.7	18.1
Benchmark Rate (TR) Risk Factor	6.1	7.2
IGPM Risk Factor	15.1	15.9
Dollar Coupon Rate Risk Factor	13.3	13.5
Foreign Exchange Risk Factor (**)	46.4	6.4
Sovereign Risk Factor	13.7	16.7
Equities Risk Factor	24.4	19.4
Libor Risk Factor	0.9	1.9
Banco Itau Europa	0.9	0.7
Banco Itau Buen Ayre	0.1	0.2
Diversification Impact	(52.6)	(45.4)
Global VaR (**)	93.0	54.5

(*) VaR refers to the maximum potential loss in 1 day, with a 99% confidence
     level.
(**) Considering the effects of tax adjustments.
Note:On 06/30/06, without giving effect to the Own Desk portfolio.

BANCO ITAU

The Structural Gap, comprising commercial transactions and related financial
instruments, increased within the Global VaR at June 30, 2006, as a result of a
higher foreign exchange exposure.

STRUCTURAL GAP ITAU VAR

	R$ Million	
	JUN 30, 06	MAR 31, 06
Fixed Rate Risk Factor	8.9	13.3
Benchmark Rate (TR) Risk Factor	6.1	7.2
IGPM Risk Factor	10.9	13.0
Dollar Coupon Rate Risk Factor	11.8	8.9
Foreign Exchange Risk Factor (*)	38.1	1.0
Equities Risk Factor	19.9	17.6
Diversification Impact	(35.6)	(28.5)
Global VaR (*)	60.1	32.4

(*) Considering the effects of tax adjustments.

During the quarter, Stress VaR stood on average at R$ 278.0 million, reaching R$
316.0 million on June 30, 2006.

The main exposures impacting this position during the period were those relating
to the fixed rate domestic market, followed by dollar-linked transactions.

STRESS VAR OF THE PROPRIETARY DESK OF ITAU

	R$ Million	
	JUN 30, 06	MAR 31, 06
Stress VaR Global	(316.0)	(373.8)
Maximum Global VaR in the quarter	(523.4)	(504.6)
Medium Global VaR in the quarter	(278.0)	(284.0)
Minimum Global VaR in the quarter	(51.6)	(57.2)

The asset portfolio of Itaubank and the branches in Grand Cayman and New York is
primarily made up of highly liquid securities traded abroad and interest rate
derivative instruments. Overseas global risk remained in line with the prior
quarter. As a result of the conservative risk management adopted by the
institution, at the end of the quarter, Global VaR was very close to the average
for the period.

OVERSEAS VAR

	US$ Million	
	JUN 30, 06	MAR 31, 06
Sovereign Risk Factor	6.2	6.3
Libor Risk Factor	0.4	0.9
Diversification Impact	(0.1)	(0.8)

```
-----------------------------------------------------------------
Global VaR                                      6.6         6.4
-----------------------------------------------------------------
Maximum Global VaR in the quarter               7.8         8.0
Average Global VaR in the quarter               6.8         5.5
Minimum Global VaR in the quarter               5.8         3.7
-----------------------------------------------------------------
```

BANCO ITAU BBA

Itau BBA's desks are independent from their counterparts at Itau, and carry
positions in order to optimize the risk-weighted return. As seen in prior
periods, Itau BBA maintains a low exposure to market risk in relation to its
capital.

BANCO ITAU BBA VAR

	R$ Million	
	JUN 30, 06	MAR 31, 06
Fixed Rate Risk Factor	16.3	7.1
Dollar Coupon Rate Risk Factor	5.3	6.6
Foreign Exchange Risk Factor (*)	7.4	4.7
Equities Risk Factor	5.9	3.9
Sovereign Risk Factor	4.8	7.6
Diversification Impact	(4.9)	(14.5)
Global VaR (*)	34.9	15.4
Maximum Global VaR in the quarter	43.0	43.9
Average Global VaR in the quarter	26.4	31.2
Minimum Global VaR in the quarter	13.4	15.4

(*) Considering the effects of tax adjustments.

<PAGE>

RISK MANAGEMENT

SECURITIES PORTFOLIO

EVOLUTION OF SECURITIES PORTFOLIO

R$ Million

<TABLE>
<CAPTION>

	JUN 30, 06	%	MAR 31, 06	%	DEC 31, 05	%	VARIATION (%) JUN06-MAR06	VARIATION (%) JUN06-DEC05
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Public Securities - Domestic	7,640	20.6%	7,380	20.7%	6,638	20.0%	3.5%	15.1%
Public Securities - Foreign	932	2.5%	688	1.9%	629	1.9%	35.6%	48.3%
Total Public Securities	8,573	23.2%	8,067	22.7%	7,267	21.9%	6.3%	18.0%
Private Securities	13,245	35.8%	13,352	37.5%	12,781	38.6%	-0.8%	3.6%
PGBL/VGBL Funds Quotas	11,902	32.1%	11,047	31.0%	10,215	30.8%	7.7%	16.5%
Derivative Financial Instruments	3,485	9.4%	3,415	9.6%	3,236	9.8%	2.0%	7.7%
Additional Provision	(180)	-0.5%	(280)	-0.8%	(370)	-1.1%	-35.7%	-51.4%
Total Securities	37,023	100.0%	35,601	100.0%	33,128	100.0%	4.0%	11.8%

</TABLE>

On June 30, 2006, the balance of the securities portfolio reached R$ 37,023 million, growing by 4.0% from the prior quarter. The most significant changes were a R$ 854 million increase in the balance of quotas of PGBL/VGBL funds, totaling R$ 11,902 million, and public securities, which amounted to R$ 8,573 million, with a R$ 505 million growth. The PGBL/VGBL portfolio, which belongs to the customers, has a contra entry in liabilities under the heading Technical Pension Plan Provisions.

PRIVATE SECURITIES PORTFOLIO AND CREDIT PORTFOLIO

Total resources appropriated to the financing of economic activities amounted to R$ 88,028 million on- June 30, 2006, a R$ 2,630 million increase compared to the first quarter of the year.

FUNDS INTENDED FOR THE ECONOMIC AGENTS

R$ Million

<TABLE>
<CAPTION>

	JUN 30, 06					
RISK LEVEL	AA	A	B	C	D - H	TOTAL
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Euro Bonds and Similar	4,070	300	267	13	47	4,697
Certificates of Deposit	2,830	148			-	2,978
Debentures	868	575	117		-	1,561
Shares	1,089	77	7	10	1	1,184
Promissory Notes	42	58	252	47	-	398
Other	1,283	470	538	133	3	2,427
SubTotal	10,181	1,629	1,181	203	50	13,245
Credit Operations(*)	15,956	30,979	15,232	4,288	8,329	74,783
Total	26,137	32,607	16,413	4,492	8,380	88,028
% of Total	29.7%	37.0%	18.6%	5.1%	9.5%	100.0%

</TABLE>

R$ Million

<TABLE>
<CAPTION>

	MARCH 31, 06					
RISK LEVEL	AA	A	B	C	D - H	TOTAL
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Euro Bonds and Similar	4,075	417	118	35	50	4,696
Certificates of Deposit	2,925	157		2	-	3,084
Debentures	881	544	114		-	1,540
Shares	1,155	105	17	9	1	1,286
Promissory Notes	121	28	284	33	-	465
Other	1,408	582	229	59	3	2,281
SubTotal	10,565	1,833	762	138	53	13,352
Credit Operations(*)	15,638	31,110	14,273	3,407	7,618	72,046
Total	26,203	32,943	15,035	3,545	7,671	85,398
% of Total	30.7%	38.6%	17.6%	4.2%	9.0%	100.0%

</TABLE>

(*) Endorsements and Sureties included.

41   Management Discussion and Analysis
                      Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

RISK MANAGEMENT

CREDIT RISK

CREDIT PORTFOLIO

During the second quarter of 2006, the credit portfolio, including endorsements
and sureties, increased by R$ 2,737 million, to reach R$ 74,783 million. Credits
to individuals grew by 10.3% in the period, totaling R$ 33,992 million. Once
again, significant commercial actions to enhance vehicle financing and leasing
were taken to meet the strong market demand. The balance of the corporate credit
portfolio declined by 1.6% in the quarter, adding up to R$ 36,128 million. This
change was chiefly driven by the R$ 676 million decrease in the balance of
endorsements and sureties, impacted mostly by transactions with large corporate
customers. Also as a result of the decreased demand for credits linked to, or
denominated in, foreign currencies, the corporate customer portfolio amounted to
R$ 22,104 million, an R$ 859 million change when compared to R$ 22,962 in the
previous quarter.

BREAKDOWN OF THE CREDIT PORTFOLIO

[CHART APPEARS HERE]

The ratio of the credit transaction balance, excluding endorsements and
sureties, to deposits received, acceptances, securities issued and on-lending
reached 105.4% in the second quarter of 2006, versus 102.2% in the prior
quarter.

CREDIT OPERATIONS

R$ Million(**)

[CHART APPEARS HERE]

(*) On June 30, 2006.
(**) In constant currency from December 31, 2005 to that date; in nominal
amounts thereafter. (1) Credit Operations: Loans, Leasing, Other Credits,
and Advances on Foreign Exchange Contracts. (2) Guarantees include
endorsements, sureties and other guarantees.

Credit transactions with risk ratings between "AA" and "B" accounted for 83.1%
of the total portfolio, corresponding to a 1.6 percentage point reduction
compared to 84.7% at the end of the previous quarter. In June 2006, Retail Trade
transactions represented the largest concentration of portfolio risk, accounting
for 5.5% of the total. The following sectors posted the most significant growth
rates during the second quarter of 2006: Retail Trade, with a R$ 167 million
increase; Industry, up R$ 167 million; TV Communications , increasing by R$ 149
million; and Services, with a R$ 134 million growth.

The 100 largest borrowers accounted for 22.1% of the total credit portfolio as
of June 2006, while in March of the same year this percentage was 24.7%. Credits
with a risk rating between "AA" and "B" accounted for 98.8% of the 100 largest
borrowers, and the allowance for loan losses from the 100 largest economic
groups totaled R$ 88 million.

42   Management Discussion and Analysis
                          Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

RISK MANAGEMENT

CREDIT PORTFOLIO DEVELOPMENT CONSOLIDATED BY CLIENT TYPE AND CURRENCY

R$ Million

<TABLE>
<CAPTION>

| | | | | VARIATION | | | |
| | JUN/2006 | MAR/2006 | JUN/2005 | JUN/06 - MAR/06 | | JUN/06 - JUN/05 | |
TOTAL	BALANCE	BALANCE	BALANCE	BALANCE	%	BALANCE	%
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Individuals	33,992	30,813	22,816	3,179	10.3%	11,176	49.0%
Credit Card	7,372	6,904	5,359	467	6.8%	2,013	37.6%
Personal Loans	12,575	11,457	9,276	1,117	9.8%	3,298	35.6%
Vehicles	14,046	12,451	8,181	1,594	12.8%	5,865	71.7%
Businesses	36,128	36,703	31,584	(575)	-1.6%	4,544	14.4%
Corporate	22,104	22,962	20,437	(859)	-3.7%	1,666	8.2%
Small and Medium-Sized Companies	14,024	13,741	11,147	283	2.1%	2,877	25.8%
SubTotal	70,120	67,517	54,400	2,604	3.9%	15,720	28.9%
Mandatory Loans	4,663	4,529	4,247	134	3.0%	416	9.8%
Rural Loans	2,750	2,628	2,363	123	4.7%	387	16.4%
Mortgage Loans	1,913	1,902	1,884	11	0.6%	29	1.6%
Total	74,783	72,046	58,647	2,737	3.8%	16,136	27.5%
LOCAL CURRENCY							
Individuals	33,873	30,684	22,657	3,189	10.4%	11,215	49.5%
Credit Card	7,372	6,889	5,316	483	7.0%	2,056	38.7%
Personal Loans	12,455	11,343	9,161	1,112	9.8%	3,294	36.0%
Vehicles	14,046	12,451	8,181	1,594	12.8%	5,865	71.7%
Businesses	25,145	25,456	21,332	(311)	-1.2%	3,813	17.9%
Corporate	13,966	14,352	12,641	(386)	-2.7%	1,325	10.5%
Small and Medium-Sized Companies	11,179	11,104	8,690	76	0.7%	2,489	28.6%
SubTotal	59,018	56,139	43,989	2,879	5.1%	15,029	34.2%
Mandatory Loans	4,652	4,519	4,241	132	2.9%	410	9.7%
Rural Loans	2,750	2,628	2,363	123	4.7%	387	16.4%
Mortgage Loans	1,902	1,892	1,878	10	0.5%	23	1.2%
Total	63,670	60,659	48,230	3,011	5.0%	15,439	32.0%
FOREIGN CURRENCY							
Individuals	119	130	159	(10)	-8.0%	(39)	-24.8%
Credit Card	-	15	44	(15)	-100.0%	(44)	-100.0%
Personal Loans	119	115	115	5	4.1%	4	3.7%
Vehicles	-	-	-	-	-	-	-
Businesses	10,983	11,248	10,253	(265)	-2.4%	730	7.1%
Corporate	8,138	8,610	7,796	(472)	-5.5%	342	4.4%
Small and Medium-Sized Companies	2,845	2,637	2,456	208	7.9%	389	15.8%
SubTotal	11,102	11,377	10,411	(275)	-2.4%	691	6.6%
Mandatory Loans	11	10	6	1	14.7%	6	105.7%
Rural Loans	-	-	-	-	-	-	-
Mortgage Loans	11	10	6	1	14.7%	6	105.7%
Total	11,114	11,387	10,417	(274)	-2.4%	697	6.7%

</TABLE>

Note: Includes endorsements and sureties. Vehicle financing transactions where
      the assignor is co-obligor were reclassified to the "Large Corporation"
      group.

DEPOSITS

On June 30, 2006, the balance of deposits added up to R$ 52,921
million, equal to a 2.4% increase from the previous quarter of the year.
Noteworthy was the R$ 1,248 million quarter-on-quarter increase in the balance
of time deposits, as a result of our wide capacity of raising funds for credit
operations.

DEPOSITS BALANCE

R$ Million

<TABLE>
<CAPTION>

| | | | | | | | VARIATION (%) | |
	JUN 30, 06	%	MAR 31, 06	%	JUN 30, 05	%	JUN06-MAR06	JUN06-JUN05
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Demand deposits	11,190	17.5%	11,681	18.7%	10,463	19.7%	-4.2%	6.9%
Savings deposits	19,306	30.2%	19,204	30.7%	18,571	35.0%	0.5%	4.0%
Interbank deposits	1,174	1.8%	800	1.3%	556	1.0%	46.7%	111.1%
Time deposits	21,251	33.3%	20,003	32.0%	14,104	26.6%	6.2%	50.7%
Total Deposits	52,921	82.8%	51,688	82.6%	43,694	82.5%	2.4%	21.1%
Funds from Acceptances and Issue of Securities	6,791	10.6%	6,714	10.7%	5,350	10.1%	1.1%	26.9%
On-lendings	4,188	6.6%	4,186	6.7%	3,950	7.5%	0.1%	6.0%
Total	63,900	100.0%	62,588	100.0%	52,995	100.0%	2.1%	20.6%

</TABLE>

SOLVENCY

The solvency ratio (BIS Ratio) stood at 16.3% as of June 2006, corresponding to a 0.6 percentage point reduction when compared to the first quarter of 2006. Such decrease was primarily driven by Itau's increased exposure to interest rates and foreign exchange, requiring more resources to face these risks, as well as the distribution of Dividends/Interest on Own Capital. To a lesser extent, the growth in the credit portfolio during the period also helped reduce the solvency ratio quarter-on-quarter.

Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

BALANCE PER CURRENCY

BALANCE PER CURRENCY (*)

The Balance Sheet per Currencies shows the balances linked to the local and
foreign currencies. On June 30, 2006, the net foreign exchange position,
including investments abroad and disregarding the portion of minority interests,
was a liability in the total of US$ 2,276 million. It should be pointed out that
the gap management policy followed by the institution considers the tax effects
of this position. As the result of exchange variations on foreign investments is
not taxed, our hedge (liability position in exchange derivatives) is in excess
of the assets hedged, so that the total results of our exchange exposure, net of
tax effects, is consistent with the strategy for low risk exposure adopted by
Itau.

R$ Million

<TABLE>
<CAPTION>

		JUN 30, 06			MAR 31, 06
		BUSINESS IN BRAZIL			BUSINESS IN BRAZIL
ASSETS	CONSOLIDATED	TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY	BUSINESS ABROAD	FOREIGN CURRENCY
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Cash and Cash Equivalents	2,402	2,142	1,941	201	286	162
Short-term Interbank Deposits	27,619	22,638	21,427	1,211	6,731	241
Securities	37,023	28,885	28,416	468	11,275	510
Loan and Leasing Operations	61,774	57,388	53,685	3,703	5,590	3,964
Other Assets	40,640	40,743	33,390	7,353	1,256	8,088
Foreign Exchange Portfolio	12,084	13,345	6,081	7,264	0	8,019
Other	28,557	27,398	27,309	89	1,256	69
Permanent Assets	2,954	8,618	2,296	6,321	646	6,266
TOTAL ASSETS	172,413	160,413	141,156	19,258	25,784	19,232
DERIVATIVES - CALL POSITIONS						
Futures				4,479		8,908
Options				5,038		5,407
Swaps				5,530		4,394
Other				3,768		3,055
TOTAL ASSETS AFTER ADJUSTMENTS (a)				38,073		40,996

</TABLE>

<TABLE>
<CAPTION>

		JUN 30, 06			MAR 31, 06
		BUSINESS IN BRAZIL			BUSINESS IN BRAZIL
LIABILITIES	CONSOLIDATED	TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY	BUSINESS ABROAD	FOREIGN CURRENCY
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Deposits	52,921	46,529	46,528	1	7,512	1
Deposits Received under						
Securities Repo Agreements	27,606	26,548	26,548	0	1,060	(14)
Funds from Acceptances and						
Issue of Securities	6,791	7,018	3,386	3,632	2,829	3,992
Borrowings and On-lending	7,927	6,467	4,212	2,254	3,112	2,221
Derivative Financial Instruments	2,507	1,223	1,223	0	1,288	0
Other Liabilities	39,504	37,569	30,392	7,176	3,564	7,716
Foreign Exchange Portfolio	12,308	13,565	7,460	6,105	0	6,909
Other	27,196	24,004	22,932	1,071	3,564	808
Technical Provisions of Insurance,						
Pension Plans and Capitalization -						
unrestricted	16,409	16,409	16,409	0	0	0
Deferred Income	67	55	55	0	12	0
Minority Interest in Subsidiaries	1,126	1,042	1,042	0	85	0
Stockholder's Equity	17,555	17,555	17,555	0	6,321	0
TOTAL LIABILITIES	172,413	160,413	147,350	13,064	25,784	13,916
DERIVATIVES - PUT POSITIONS						
Futures				11,253		11,483
Options				3,349		4,486
Swaps				13,284		12,454
Other				1,388		1,473
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				42,337		43,812
FOREIGN EXCHANGE POSITION (c = a - b)				(4,264)		(2,815)
FOREIGN EXCHANGE POSITION OF MINORITY						
STOCKHOLDERS' (d)				(662)		(619)
NET FOREIGN EXCHANGE POSITION AFTER						
MINORITY STOCKHOLDERS' (c + d) R$				(4,926)		(3,434)
NET FOREIGN EXCHANGE POSITION AFTER						
MINORITY STOCKHOLDERS' (c + d) US$				(2,276)		(1,581)

</TABLE>

(*) Excludes transactions between local and foreign business.

44   Management Discussion and Analysis
                          Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ACTIVITIES ABROAD

ACTIVITIES ABROAD

Itau has a significant overseas footprint and is prominent among private capital economic groups with activities abroad. The bank has strategically located facilities in the Americas, Europe and Asia, providing valuable synergies in trade finance, placing Eurobonds, offering sophisticated financial transactions (Structured Notes), and private banking activities in Luxembourg, international Cash Management and international wire transfers with emphasis on Bankfone Itau Japao, which provides online services and processing, representing a competitive difference in relation to the other Brazilian banks present in Japan.

On June 30, 2006, consolidated overseas investments - including non-financial activities - totaled R$ 6,321 million (US$ 2,921 million).

HIGHLIGHTS - UNITS ABROAD

R$ Million

<TABLE>
<CAPTION>

UNIT ABROAD	JUN 30, 06	MAR 31, 06	COMMENTS ON THE VARIATION IN THE QUARTERLY RESULTS
<S>	<C>	<C>	<C>
BRANCHES ABROAD			
Assets	7,107	7,792	Higher income from derivative financial instruments
Stockholders' Equity	1,839	1,811	mainly in the future market and with trading of
Net Income accumulated in the Financial Year	95	41	Brazilian sovereign debt securities.
Net Income in the Quarter	54	41	
Quarterly annualized ROA	3.0%	2.1%	
Quarterly annualized ROE	11.7%	9.0%	
ITAU BANK, LTD.			
Assets	3,842	3,483	Higher income from derivative financial instruments.
Stockholders' Equity	1,192	1,212	
Net Income accumulated in the Financial Year	(38)	(22)	
Net Income in the Quarter	(16)	(22)	
Quarterly annualized ROA	-1.7%	-2.5%	
Quarterly annualized ROE	-5.3%	-7.2%	
BANCO ITAU BUEN AYRE S.A.			
Assets	1,323	1,265	Lower income mainly due to higher personnel expenses
Stockholders' Equity	218	215	caused by labor union agreement.
Net Income accumulated in the Financial Year	9	6	
Net Income in the Quarter	4	6	
Quarterly annualized ROA	1.1%	1.9%	
Quarterly annualized ROE	6.6%	11.0%	
BANCO ITAU EUROPA S.A. CONSOLIDATED			
Assets	7,948	7,127	Lower income from derivative financial instruments
Stockholders' Equity	1,156	1,089	and income from the investment in Banco BPI.
Net Income accumulated in the Financial Year	69	48	
Net Income in the Quarter	21	48	
Quarterly annualized ROA	1.0%	2.7%	
Quarterly annualized ROE	7.2%	17.8%	
SUBSIDIARIES OF BANCO BBA (1)			
Assets	9,971	10,296	Lower income from trading and valuation of Brazilian
Stockholders' Equity	1,919	1,904	sovereign debt securities.
Net Income accumulated in the Financial Year	109	87	
Net Income in the Quarter	22	87	
Quarterly annualized ROA	0.9%	3.4%	
Quarterly annualized ROE	4.6%	18.3%	

</TABLE>

(1) BBA-Creditanstalt Bank Ltd., Banco Itau-BBA S.A. - Nassau Branch, BBA Representaciones S.A., Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Nevada Woods S.A., Karen International Ltd., Mundostar S.A., AKBAR - Marketing e Servicos Ltda., BBA Overseas Ltd. and BBA Icatu Securities, INC.

45   Management Discussion and Analysis
                        Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

ACTIVITIES ABROAD

TRADE LINE RAISING

Our extensive relationship with correspondent banks provide us with a great
power of penetration and diversification of the origin of funds which, combined
with our superior understanding of the Brazilian economy fundamentals, leads to
a substantially larger offer and increased tenors, while funding costs are kept
at historically low levels.

TRADE LINE DISTRIBUTION

GROUP/COUNTRY	PARTICIPATION
Europe	61%
United States	20%
Latin America	13%
Canada	3%
Asia	3%

PERFORMANCE OF OVER-LIBOR SPREAD ON TRADE LINES (%p.y.)

	DUE TO:	
AT:	180 DAYS	360 DAYS
Dec 31,05	0.150%	0.250%
Mar 31,06	0.150%	0.200%
Jun 30,06	0.150%	0.200%

MAIN ISSUES OUTSTANDING(1)

The main issues outstanding in the second quarter of 2006 are shown below.

US$ Million

<TABLE>
<CAPTION>

INSTRUMENT	COORDINATOR	BALANCE AT MAR 31,06	BALANCE AT JUN 30,06	ISSUE DATE	MATURITY DATE	COUPON %
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Fixed Rate Notes(2)	Merrill Lynch	255	262	08/13/2001	08/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch and Itaubank	100	100	08/13/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch and Itaubank	80	80	11/09/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch	105	105	11/25/2003	09/20/2010	5.010%
Fixed Rate Notes	ABN Amro Bank and Itaubank	125	125	01/31/2005	01/31/2008	4.375%
Floating Rate Notes(3)	Banca IMI and Royal Bank of Scotland	182	192	07/24/2003	07/24/2006	Euribor(7) + 0.55%
Floating Rate Notes	Itaubank	393	393	12/31/2002	03/30/2015	Libor(6) + 1.25%
Floating Rate Notes(4)	Itau Europa, HypoVereinsbank and ING Luxembourg	242	256	06/25/2004	07/12/2007	Euribor(7) + 0.45%
Floating Rate Notes	Merrill Lynch	105	105	07/07/2004	03/20/2011	Libor(6) + 0.65%
Floating Rate Notes(4)	HypoVereinsbank and ING	242	256	06/22/2005	06/22/2010	Euribor(7) + 0.375
Floating Rate Notes	Calyon	135	135	06/30/2005	09/20/2008	Libor(6) + 0.30%
Floating Rate Notes	Calyon	200	200	06/30/2005	09/20/2012	Libor(6) + 0.20%
Floating Rate Notes(5)	Itau Europa, HypoVereinsbank and LB Baden Wuerttemberg	121	128	12/22/2005	12/22/2015	Euribor(7) + 0.55%
Other Notes(8)		419	405			
Total		2,705	2,742			

</TABLE>

(1) Refer to principal amounts.
(2) Amount in US$ equivalent to JPY 30 billion.
(3), (4) and (5) Amounts in US$ equivalent to(euro)150 million,(euro)200 million
     and(euro)100 million, respectively.
(6) 180-day Libor.
(7) 90-day Euribor.
(8) Structured and Credit Linked Notes.

46   Management Discussion and Analysis
                         Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

[LOGO OF ITAU] BANCO ITAU HOLDING FINANCIERA S.A.

[GRAPHIC APPEARS HERE]

OWNERSHIP STRUCTURE

<PAGE>

OWNERSHIP STRUCTURE

OWNERSHIP STRUCTURE

We manage our ownership structure so as to ensure the best utilization of
capital across the our operating segments. Note 15 to the Financial Statements
details the average acquisition cost of treasury stock, as well as the activity
of options granted to conglomerate executives under the "Stock Option Plans". It
is worthwhile mentioning that, if we had adopted the criteria of recognizing the
option grant expenses, the impact on the results would have been an expense of
R$ 30 million in the half year of 2006.

<TABLE>
<CAPTION>

BANCO ITAU HOLDING FINANCEIRA S.A.	JUN 30, 06	MAR 31, 06	JUN 30, 05
<S>	<C>	<C>	<C>
Stockholders	56,428	52,687	49,174
Outstanding Preferred Shares (in thousands)	506,414	506,189	518,570
Outstanding Common Shares (in thousands)	601,529	601,545	605,963
Outstanding Shares (in thousands)	1,107,942	1,107,735	1,124,533
Preferred Shares in Treasury (in thousands)	20,564	20,789	30,408
Common Shares in Treasury (in thousands)	4,435	4,418	24
Shares in Treasury (in thousands)	24,999	25,207	30,432

</TABLE>

Note: In October/05, a reverse split of shares was carried out (900%). The
      position of Jun/05 is adjusted for better comparability.

The organization chart below summarizes our current ownership structure.

                        [CHART APPEARS HERE]

Note: Itausa's direct and indirect interest in Banco Itau Europa is 89.89%.

48   Management Discussion and Analysis
                        Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

<PAGE>

SECURITIES MARKET PERFORMANCE

As of June 30, 2006, Itau Holding's preferred stock (ITAU4) traded at R$ 63.10
per share, appreciating by 46.1% compared to the second quarter of the prior
year. Our ADRs (ITU), traded on NYSE, closed the second quarter of 2006 with a
57.6% appreciation compared to the 2005 second quarter , quoted at US$ 29.16 per
ADR.

SECURITIES MARKET PERFORMANCE (*) - R$

ON JUNE 30, 2006	PREFERRED SHARES
Maximum in the quarter (a)	65.80
Minimum in the quarter (b)	51.00
Variation % (a/b)	29.0%
Maximum in the year (c)	76.40
Minimum in the year (d)	41.30
Variation % (c/d)	85.0%
Closing Price	63.10

*   Calculated based on closing quotations on 06/30/2006

NET DIVIDENDS/INTEREST ON OWN CAPITAL (JCP)

[CHART APPEARS HERE]

The amount of R$ 360 million paid/accrued as Dividends/JCP, net of Income Tax,
in the second quarter represents a 20.0% increase compared to the second quarter
of 2005.

RELEVANT EVENTS

"APIMEC CYCLE 2006 "

During the first half of the year, the bank made four presentations under the
Apimec (Brazilian Association of Analysts and Investment Professionals in the
Capital Market) Cycle 2006, in Brasilia, Belo Horizonte, Rio de Janeiro and
Porto Alegre, with an average audience of 200 participants per event. These four
Apimec charters awarded us the Apimec Assiduity Seal for having conducted 8
consecutive meetings in each of these cities. During July, we made three
additional Apimec presentations in Goiania, Salvador and Recife, with 108, 120
and 110 participants, respectively.

"BOARD OF DIRECTORS CHARTER "

On May 8, 2006, our Board of Directors, consistent with to the best
international corporate governance practices, approved the Banco Itau Holding
Financeira S.A. Charter, covering subjects such as the Board's role, the
frequency of its meetings, the duties of its members and the evaluation of the
Board.

"APPOINTMENT AND COMPENSATION COMMITTEE"

Our Compensation Committee had its scope expanded and its name altered to
Appointment and Compensation Committee. This body is responsible for providing
guidance on the compensation of the group officers, reviewing and proposing
names to make up the Executive Board and statutory Committees, state their views
on conflict of interest situations, as well as suggesting criteria to evaluate
the Board of Directors.

"SARBANES-OXLEY ACT AND 20-F REPORT"

On June 8, 2006, we filed our 20-F Report (Financial Statements in accordance
with the U.S. accounting legislation) and were the first foreign bank to comply
with the requirements of Section 404 of the Sarbanes-Oxley Act (SOX) with
respect to internal control over our consolidated financial statements, one year
before the date established by the U.S. regulator. To this end, we included in
our Annual 20-F Report the "Management Report on Internal Control over
Consolidated Financial Statements", certifying that our internal control was
assessed in accordance with the U.S. rules and was found to be effective as of
December 31, 2005.

"MARKET CAPITALIZATION" (*)

Itau Holding's market capitalization on June 30, 2006 was R$ 69,911 million.
From 1997 to the second quarter of 2006, our market capitalization increased on
average 30.7% per year.

[CHART APPEARS HERE]

(*) Calculated based on closing quotations for preferred shares multiplied by
    outstanding shares

"PERFORMANCE CULTURE"

The higher market capitalization, the significant increase in the liquidity of
our stock, and the launch of differentiated products and services for the
capital market, among other initiatives, reflect the enhancement of Itau
Holding's Performance Culture, which aims at creating value for our stockholders
and focuses on sustained profitability. As a result of the strategic long-term
vision of the Performance Culture, the return on stockholders' equity has
remained above 30% over the past seven quarters.

RETURN ON AVERAGE EQUITY (%)(*)

[CHART APPEARS HERE]

(*) Annualized

49   Management Discussion and Analysis

<PAGE>

[LOGO OF PRICEWATERHOUSECOOPERS]

                                        PricewaterhouseCoopers
                                        Av. Francisco Matarazzo, 1700
                                        Torre Torino
                                        Caixa Postal 61005
                                        05001-400 Sao Paulo, SP - Brasil
                                        Telefone (0xx11) 3674-2000

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1. In connection with our audits of the consolidated financial statements of
Banco Itau Holding Financeira S.A. and of Banco Itau Holding Financeira S.A. and
its subsidiary companies (consolidated) as of June 30, 2006 and 2005, on which
we issued an unqualified opinion dated July 24, 2006, we performed a review of
the supplementary information included in the Management Discussion and Analysis
of Banco Itau Holding Financeira S.A. and its subsidiary companies as of June
30, 2006.

2. Our work was performed in accordance with specific rules set forth by the
Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the
Federal Accounting Council, for the purpose of reviewing the accounting
information contained in the supplementary information of the Management
Discussion and Analysis of Banco Itau Holding Financeira S.A. and its subsidiary
companies, and mainly comprised: (a) inquiry of, and discussion with, management
responsible for the accounting, financial and operational areas of the Bank with
regard to the main criteria adopted for the preparation of the accounting
information presented in the supplementary information and (b) a review of the
significant information and of the subsequent events which have, or could have,
significant effects on the Bank and its subsidiary companies' financial position
and operations. The supplementary information included in the Management
Discussion and Analysis is presented to permit additional analysis.
Notwithstanding, this information should not be considered an integral part of
the financial statements.

3. Based on our review, we are not aware of any material modifications that
should be made to this supplementary information, in order for it to be
adequately presented, in all material respects, in relation to the financial
statements as of June 30, 2006 taken as a whole.

Sao Paulo, July 24, 2006

PricewaterhouseCoopers   /s/ Ricardo Baldin
-------------------------   ----------------------------
PricewaterhouseCoopers   CRC 2SP000160/O-5
Auditores Independentes   Ricardo Baldin
                                        Contador CRC 1SP110374/O-0

<PAGE>

[LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A]

[GRAPHICS APPEARS HERE]

COMPLETE FINANCIAL STATEMENTS JUNE 2006

<PAGE>

BANCO ITAU HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR THE FIRST HALF OF 2006

We present below the results of Itau for the first half of 2006. The complete
financial statements and the Management's Discussion and Analysis Report are
available on the Itau website (http://www.itauri.com.br).

1. Consolidated net income totaled R$ 2,958 million in the first half of
    2006, with annualized return of 35.7% on average equity. Consolidated
    stockholders' equity totaled R$ 17,555 million, a 12.8% increase in
    this half, and referential equity for operating limits calculation
    purposes was R$ 22,863 million. Itau preferred and common shares for
    the first half rose 3.1%, while the Bovespa index rose 5.9%

2. Itau employed 53,277 people at the end of the first half of 2006.
    Fixed compensation plus charges and benefits totaled R$ 1,756 million
    in this half. Welfare benefits granted to employees and their
    dependants totaled R$ 322 million. Additionally, Itau invested R$ 30
    million in education, training and development programs.

3. Itau paid or provided for its own taxes and contributions in the
    amount of R$ 2,984 million in the first half of 2006. Additionally,
    the amount of R$ 3,599 million in taxes was withheld from clients,
    collected and paid.

4. Consolidated assets totaled R$ 172,413 million, an 18.0% increase as
    compared to June 2005. The loan portfolio, including endorsements and
    sureties, grew 27.5% as compared to the same period in the prior year,
    totaling R$ 74,783 million. Noteworthy is the 49.0% increase in the
    credit to individuals segments.

5. Total own free, raised and managed funds increased 24.1% as compared
    to June 2005, totaling R$ 285,595 million. Time deposits grew 50.7%.
    The total amount of technical provisions for insurance, pension plan
    and capitalization reached R$ 16,409 million, an increase of 31.2% as
    compared to the same period in the prior year.

6. Itau Holding complied with all Section 404 requirements of the
    Sarbanes-Oxley Act in connection with the internal controls over the
    reporting of the consolidated financial statements as of December 31,
    2005 one year prior to the compliance deadline set by the US
    Authorities, being the first foreign bank listed on the New York Stock
    Exchange (NYSE) to attain it.

7. Standard & Poor's (S&P) upgraded the Banco Itau's credit rating in
    global scale of local and foreign currencies from BB to BB+. The new
    rating positions the bank just one degree before investment grade
    status.

8. Euromoney magazine considered Itau the Best Brazilian Bank and its
    Private Bank as the Best Private Bank in Brazil for Entrepreneurs and
    the Best Private Bank for clients with investments ranging from US$ 1
    million to US$ 10 million. It was also considered the most sustainable
    and ethical bank of Latin America by the Latin Finance/Management &
    Excellence Magazine. The Bank won the Grand Prix for the Best Investor
    Relations Program (among large cap companies) from IR Magazine.
    Moreover, it was the winner of the following categories: Best
    Investment Community Meeting and Best IR Performance a CEO.

9. In May, Itau and Bank of America Corporation entered into an agreement
    for the acquisition of BankBoston in Brazil and the exclusive right to
    acquire the BankBoston operations in Chile and Uruguay, as well as
    certain other financial assets owned by clients of Latin America. In
    relation to the operations in Brazil, the agreement provides for the
    payment through the issuance of 68.5 million preferred shares of Itau,
    which value is approximately R$ 4.6 billion. The goodwill of this
    investment is estimated at R$ 2.4 billion, net of taxes.

10. Banco Itau and Banco Itau BBA adhered to the revised version of the
    Equator Principles, applicable to projects worth over US$ 10 million
    as well as consulting and improvement projects, or expansion of
    existing projects that have significant social and environmental
    impact. Banco Itau Holding Financeira, Banco Itau Europa and Banco
    Itau Buen Ayre had also adhered the Equator Principles. Banks are
    required to prepare annual reports on the implementation progress of
    such Principles and improve the social and environmental
    responsibility standards.

<PAGE>

11. Noteworthy in this period in Fundacao Itau Social are the third
     edition of the "Escrevendo o Futuro" (Writing the Future) Award, in
     which 15,461 schools participated and involving approximately 33,000
     teachers and 1.6 million of students; the second edition of the
     "Jovens Urbanos" (Urban Youth) Program attending 480 youths; the
     implementation of the "Melhoria da Educacao no Municipio" (Improvement
     of Municipal Education) Program in the State of Minas Gerais with the
     participation of 189 municipalities; the sixth edition of the "Escola
     Voluntaria" (volunteerism in schools) Award; and the third Social
     Projects Economic Evaluation course.

12. Itau Cultural received in its headquarters, a cultural center in Sao
     Paulo, over 129 thousand visitors. In the first half, we highlight the
     beginning of the application period for the Dance and Film and Video
     Categories of the Rumos (Directions) Program; the "Rumos Artes Visuais
     2005-2006 - Paradoxos Brasil" Exhibit (2005-2006 Directions Visual
     Arts - Brazil Paradoxes), which was visited by more than 64 thousand
     people from March to May; the attention that the Rumos program
     received in the "Copa da Cultura" in Berlin; and the "Cronica na Sala
     de Aula" (chronicle in the classroom) course, in which 4,124 educators
     participated.

Sao Paulo, July 31, 2006.

Olavo Egydio Setubal
Chairman of the Board of Directors

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   55

<PAGE>

MANAGEMENT REPORT - 1ST HALF OF 2006

TO OUR STOCKHOLDERS:

We present the Management Report and financial statements of Banco Itau Holding
Financeira S.A. (Itau Holding) and its subsidiaries for the first half of 2006,
in accordance with the regulations established by the Brazilian Corporate Law,
the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the
Brazilian Securities and Exchange Commission (CVM) and the Superintendencia de
Seguros Privados (SUSEP - the Brazilian insurance regulator).

THE ECONOMY

The economic activity showed growth, the GDP rose 3.4% in the first quarter of
2006 in relation to the first quarter of 2005. Foreign trade continued to put in
an excellent performance. Exports totaled US$ 60.9 billion until June. Imports
totaled US$ 41.4 billion. These results maintained the balance of trade at US$
44.6 billion in the twelve-month period ended in June. The current account of
the balance of payments continued to post a surplus of US$ 12 billion in the
twelve-month period ended in June, while the international reserves increased to
US$ 62.7 billion at the end of June.

The average dollar quote of R$ 2.19 represented an appreciation of almost 10% in
relation to the average quote in 2005. This appreciation plus the monetary
policy effects caused inflation to converge to lower levels in each month. The
Broad Consumer Price Index (IPCA) showed inflation of 1.54% in the year up to
June and of 4.03% in the twelve-month period. Bacen has successively cut the
base interest rate, which was 15.25% p.a. at the end of the first half.

In the financial sector, credit to individuals increased 12.4% in real terms,
from R$ 157.6 billion at the end of 2005 to R$ 177.2 billion in June 2006.
Credit to businesses grew 7.9%, from R$ 187.5 billion to R$ 202.2 billion in
June. Regarding fund raising, demand deposits in June were 7.2% higher than that
posted in the same period of 2005. Time deposits (floating and fixed-rate Bank
Deposit Certificates) increased 9.9%, while savings deposits decreased 1.5% as
compared to June 2005.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   56

<PAGE>

BANCO ITAU HOLDING FINANCEIRA

In this half, Itau Holding maintained a differentiated performance and obtained
important results which reflect the continuous growth of its business.

MAIN ECONOMIC AND FINANCIAL INDICATORS

<TABLE>
<CAPTION>

	1ST H/06	1ST H/05	CHANGE %	2ND Q/06	1ST Q/06	CHANGE %
<S>	<C>	<C>	<C>	<C>	<C>	<C>
INCOME - R$ MILLION						
Gross income from financial operations	5,870	5,720	2.6	2,771	3,099	(10.6)
Income from service fees, insurance, pension plans and						
capitalization	7,830	6,701	16.8	4,002	3,828	4.5
Expenses not related to interests (1)	5,598	5,196	7.7	2,809	2,789	0.7
Operating income	4,686	4,026	16.4	2,326	2,360	(1.5)
Consolidated net income	2,958	2,475	19.5	1,498	1,460	2.6
RESULTS PER SHARE - R$						
Consolidated net income	2.67	2.20	21.3	1.35	1.32	2.6
Book value	15.84	13.36	18.6	15.84	15.00	5.6
Interest on own capital and dividends	0.85	0.62	37.5	0.35	0.50	(29.2)
Price per preferred share (PN) (2)	58.84	43.89	34.1	58.84	67.62	(13.0)
Market capitalization - R$ million (3)	65,194	49,355	32.1	65,194	74,902	(13.0)
BALANCE SHEET - R$ MILLION						
Total assets	172,413	146,158	18.0	172,413	164,423	4.9
Total loans (including endorsements and sureties)	74,783	58,647	27.5	74,783	72,046	3.8
Free, raised and managed own resources	285,595	230,140	24.1	285,595	275,952	3.5
Subordinated debts	4,535	4,537	(0.1)	4,535	4,471	1.4
Consolidated stockholders' equity	17,555	15,027	16.8	17,555	16,619	5.6
Referential equity (4)	22,863	20,219	13.1	22,863	22,086	3.5
FINANCIAL RATIOS (%) P.A						
Return on average equity (5)	35.7	34.0		35.1	36.3	
Return on average assets	3.6	3.5		3.6	3.7	
Efficiency ratio (6)	44.4	50.3		43.5	45.2	
Solvency ratio (Basel ratio) (7)	16.3	18.3		16.3	16.9	
Fixed assets ratio (7)	27.4	26.5		27.4	25.7	

</TABLE>

(1) Includes personnel expenses, other administrative expenses and tax expenses
     with CPMF and other taxes and other operating expenses.
(2) Based on the average quote in the last month of the period.
(3) Calculated based on the average quote of preferred shares in the last month
     of the period.
(4) Capital basis, calculated according to BACEN Resolution 2,837, dated May
     30, 2001, based on the economic and financial consolidated result.
(5) For the first half, it represents the relation between the net income in
     the first half and the average equity((June+ March+December)/3),
     multiplied by 2. For the quarter, it represents the relation between the
     net income in the quarter and the average equity ((June+ March)/2),
     multiplied by 4.
(6) Calculated based on international criteria defined in the Management
     Discussion and Analysis Report.
(7) Position at June 30 and March 31.

Consolidated net income for the first half was R$ 2,958 million, with an
annualized return of 35.7% on average equity. The consolidated stockholders'
equity of R$ 17,555 million increased 12.8% in the first half. Itau Holding paid
and provided for taxes and contributions for the period in the amount of R$
2,984 million.

Itau Holding's consolidated assets totaled R$ 172,413 million, a growth of 18.0%
as compared to June 2005. The loan portfolio, including endorsements and
sureties, increased 27.5% as compared to the same period in 2005, reaching R$
74,783 million. Noteworthy was the growth of 49.0% in the credit to individuals
segment.

Total own free, raised and managed funds increased 24.1% as compared to June
2005, totaling R$ 285,595 million. We highlight the growth of time deposits by
50.7%.

In the first half, Itau Holding's preferred shares and common shares appreciated
3.1%, whereas the Bovespa index appreciated 5.9%. The market value of Itau
Holding reached R$ 65,194 million at the end of the first half of 2006.

ACQUISITION OF THE BANKBOSTON OPERATIONS IN BRAZIL

On May 1, 2006, Itau Holding and Bank of America Corporation entered into an
agreement for the acquisition of BankBoston in Brazil and the exclusive right to
acquire the BankBoston operations in Chile and Uruguay, as well as certain other
financial assets owned by clients of Latin America.

In relation to the operations in Brazil, the agreement provides for the payment
through the issuance of 68.5 million preferred shares of Itau, which value is
approximately R$ 4.6 billion (based on the average market quote of the preferred
shares between February 21 and April 24, 2006). As a result, Bank of America
Corporation, the second largest bank in the world in market value, will become
an important stockholder of Itau Holding entitled to appoint one member of Itau
Holding's Board of Directors. The goodwill of this investment is estimated at R$
2.4 billion, net of taxes. The completion of this transaction is subject to the
approval of the Central Bank of Brazil and other relevant authorities.

<PAGE>

This operation will secure to Itau Holding the leadership amongst private institutions in asset management, custody business and the high net worth individual and large corporate sectors and it will provide the expansion of its operations into new markets in Latin America.

SARBANES-OXLEY ACT - SECTION 404

Itau Holding complied with all Section 404 requirements of the Sarbanes-Oxley Act in connection with the internal controls over the reporting of the consolidated financial statements as of December 31, 2005 one year prior to the compliance deadline set by the US Authorities, being the first foreign bank listed on the New York Stock Exchange (NYSE) to attain it. This compliance process comprised an extensive assessment of related risks and the identification and testing of the respective controls, in addition to the preparation of the formal documentation for all of these tasks.

RATINGS AND AWARDS

Standard & Poor's (S&P) upgraded the Banco Itau's credit rating in global scale of local and foreign currencies from BB to BB+. With this upgrade, the Bank is above the long-term sovereign credit rating (Brazil) of foreign currencies. The new rating positions the bank just one degree before investment grade status.

In the first half, we highlight the following awards:

   o   The most sustainable and ethical bank of Latin America - Latin
       Finance/Management & Excellence Magazine - 2nd year in a row;
   o   Best Brazilian Bank - Euromoney Magazine - 9th year in a row;
   o   Best Private Bank in Brazil for Entrepreneurs and the Best Private
       Bank for clients with investments ranging from US$ 1 million to US$ 10
       million - Euromoney Magazine;
   o   IR Magazine Brazil Awards - Best Investor Relations Program (among
       large cap companies), Best Investment Community Meeting and Best IR
       Performance by a CEO; and
   o   Technology Awards for the Bank's innovation in cash management - The
       Banker Magazine.

PEOPLE

Itau employed 53,277 people at the end of the first half of 2006. Fixed compensation plus charges and benefits totaled R$ 1,756 million in this half. Welfare benefits granted to employees and their dependants totaled R$ 322 million. Additionally, Itau invested R$ 30 million in education, training and development programs. The employees received the Personal Finance and Family Financial Planning booklet that supplemented the "Conscious Use of Credit" campaign.

SUBSIDIARIES

o BANCO ITAU

Banco Itau's operations presented a good performance. In the individuals segment, we highlight the vehicle financing and credit card portfolios, which grew 71.7% and 37.6%, respectively, as compared to June 2005.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - June 30, 2006   58

\<PAGE\>

\<TABLE\>
\<CAPTION\>

PRO FORMA INFORMATION (R$ MILLION) (1)	1ST H/06	1ST H/05	CHANGE %	2ND Q/06	1ST Q/06	CHANGE %
\<S\>	\<C\>	\<C\>	\<C\>	\<C\>	\<C\>	\<C\>
INCOME						
Gross income from financial operations	4,464	4,264	4.7	2,287	2,177	5.1
Income from service fees, insurance, pension plans and capitalization	4,526	3,471	30.4	2,310	2,215	4.3
Expenses not related to interests	5,179	4,638	11.7	2,568	2,611	(1.7)
Operating income	3,479	3,136	10.9	1,903	1,576	20.8
Net income	2,271	1,898	19.6	1,201	1,070	12.2
Allocated capital - tier I (2)	13,306	11,472	16.0	13,306	12,264	8.5
Annualized return (%)	37.0	33.4		37.6	36.4	
ASSETS AND LOANS						
Total loans (3)	50,539	37,341	35.3	50,539	47,125	7.2
Businesses	14,024	11,147	25.8	14,024	13,741	2.1
- Corporations	-	-	-	-	-	-
- Very small/small and middle market companie	14,024	11,147	25.8	14,024	13,741	2.1
Individuals	33,992	22,816	49.0	33,992	30,813	10.3
- Credit card	7,372	5,359	37.6	7,372	6,904	6.8
- Vehicles	14,046	8,181	71.7	14,046	12,451	12.8
- Personal loans	12,575	9,276	35.6	12,575	11,457	9.8
Mandatory loans	2,523	3,378	(25.3)	2,523	2,571	(1.9)
- Real estate loans	1,913	1,884	1.6	1,913	1,902	0.6
- Rural loans	610	1,495	(59.2)	610	669	(8.8)
Interbank deposits	39,385	34,548	14.0	39,385	34,699	13.5
Securities	27,729	23,407	18.5	27,729	26,428	4.9
Deposits and Managed funds	191,501	151,676	26.3	191,501	187,329	2.2
Deposits	52,578	45,890	14.6	52,578	51,753	1.6
Managed funds	138,923	105,785	31.3	138,923	135,576	2.5
- Investment funds	129,641	97,682	32.7	129,641	126,558	2.4
- Managed portfolios	9,282	8,103	14.5	9,282	9,018	2.9

\</TABLE\>

(1) The segregation of Banco Itau and the Corporation operations, as well as of the credit credit card and vehicle financing operations between account and non-account holders, is shown in detail in the Management Discussion and Analysis Report.
(2) Reflects the economic capital of Banco Itau Pro Forma, determined based on management criteria set up for allocation of capital of Banco Itau to its business units.
(3) Includes endorsements and sureties.

.. CREDIT CARDS

In June, Itaucard had 8.4 million cards issued and consolidated its operations in the several segments of the credit card market.

In June, Credicard Itau had 4.4 million credit cards issued. Banco Itau consolidated its position as the top issuer of credit cards in Brazil through an operation that involved 12.8 million cards and R$ 15.1 billion of billings up to June 2006.

.. CONSUMER CREDIT

Itau Holding has strengthened its operations in the consumer credit area by expanding its business associated with the Taii brand and shall have 900 points-of-sale under this brand at the end of 2006.

At the end of the first half, Taii had 4.4 million customers, a growth of 27% as compared to December 2005, and the portfolio amounted to R$ 2,737 million.

.. ITAUCRED VEHICLES

In the first half of 2006, the granting of vehicle financing and leasing amounted to R$ 6,607 million, an increase of 62.9% as compared to the same period in 2005. At the end of this period, the Bank's share in this market was approximately 21%. The loan portfolio reached R$ 14,046 million, a growth of 25.9% in the first half above the market average.

.. INSURANCE, PENSION PLANS AND CAPITALIZATION

Itau Seguros and its subsidiaries reached R$ 1,286 million in premiums in the first half of 2006, a 9.6% increase as compared to the same period in 2005. Itau Seguros maintains the market leadership in home insurance with a share of 18.6%.

<PAGE>

In the first half of 2006, Itau Vida e Previdencia and Itauprev revenue reached R$ 1,764 million in premiums earned in connection with life insurance, VGBL and Compulsory Insurance Against Personal Damages Caused by Automotive Vehicles (DPVAT), representing an increase of 23.5% as compared to the first half of 2005.

<TABLE>
<CAPTION>

PRO FORMA INFORMATION (R$ MILLION)	INSURANCE		LIFE INSURANCE AND PENSION PLANS		CAPITALIZATION	
	1ST H 2006	1ST H 2005	1ST H 2006	1ST H 2005	1ST H 2006	1ST H 2005
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Net income	93	47	185	176	65	59
Premiums earned and results of pension plans and capitalization	1,040	875	245	215	112	88
Technical provisions	1,355	1,150	13,982	10,273	1,072	1,082

<CAPTION>

PRO FORMA INFORMATION (R$ MILLION)	CONSOLIDATED (*)		
	1ST H 2005	1ST H 2005	CHANGE (%)
<S>	<C>	<C>	<C>
Net income	345	272	26.8
Premiums earned and results of pension plans and capitalization	1,394	1,178	18.3
Technical provisions	16,409	12,506	31.2

</TABLE>

(*) Consolidated information does not represent the sum of parts, as there are intercompany operations which were eliminated only in the consolidated report.

.. ITAU CORRETORA DE VALORES

In the first half, Itau Securities held the first event of a Brazilian institution in the US about capital markets. The event was attended by 23 companies and over 200 foreign investors.

.. BANCO ITAU EUROPA

Banco Itau Europa's consolidated assets reached (euro) 2.9 billion, 3.9% higher than that posted in the same period in 2005. Consolidated net income totaled (euro) 27.2 million, a growth of 43.4% as compared to the same period in 2005. The banking product reached (euro) 44.7 million, 43.3% higher than that posted in the same period of 2005. In the first half, the efficiency ratio reached 29.8%. Banco Itau Europa Luxemburgo contributed to the overall positive results of the Bank, accounting for 24.2% of its banking product and 15.9% of net results. At the end of June, managed assets exceeded US$ 2.9 billion, with more than 1,500 active clients.

The Bank's investment grade status - Baa1 by Moody's and BBB+ by Fitch Ratings - has significantly contributed to the access to a varied source of funds, considering that the Bank traded on the primary and secondary markets during the first half of 2006.

o   BANCO ITAU BBA

In the first half, we highlight the sustainable growth of the Investment Banking area, the focus on structured operations and derivative transactions, the growth of Cash Management operations, and the intensification of the international area operations.

Banco Itau BBA participated in debenture and promissory notes operations that totaled R$ 9,091 million and credit rights investment funds (FIDC) transactions that totaled R$ 1,010 million. In the National Association of Investment Banks (ANBID) ranking, disclosed in relation to transactions comprising the first half of 2006, the Bank ranked first in the fixed-income origination and FIDC operations with a market share of 26.4% and 56.7%, respectively.

In variable income, Banco Itau BBA was the coordinator and bookrunner of IPOs that totaled R$ 1,916 million and of subsequent public offerings that amounted to R$ 1,271 million. In the latest ANBID ranking (disclosed in relation to operations of the first half of 2006), the Bank ranked third in the origination of these operations with a market share of 12.8%.

At the end of the first half, Banco Itau BBA ranked first in Bloomberg's and second in Thomson's mergers & acquisitions transactions.

In relation to structured and derivative operations, it is worthy to mention the 63.7% growth in the volume of derivative operations compared to the average volume of the first half of 2005 and the increase of 20.2% in the volume of local currency borrowings, in relation to the same period of 2005.

<PAGE>

In the international Area, we highlight the structuring of long term operations
related to syndications, including the use of derivative instruments and the
activities in markets of growing importance to the clients, such as Asia,
Eastern Europe and Argentina. Noteworthy also is the great offer of credit lines
to foreign trade with maintenance of low costs of funding.

<TABLE>
<CAPTION>

PRO FORMA INFORMATION	1ST H/06	1ST H/05	CHANGE %	2ND Q/06	1ST Q/06	CHANGE %
<S>	<C>	<C>	<C>	<C>	<C>	<C>
RESULTS - R$ MILLION						
Gross income from financial operations	1,031	942	9.5	407	624	(34.8)
Operating income	990	772	28.3	429	561	(23.6)
Consolidated net income	688	577	19.3	298	390	(23.7)
BALANCE SHEET - R$ MILLION						
Total assets	44,445	38,677	14.9	44,445	44,378	0.2
Total loans (1)	24,244	21,306	13.8	24,244	24,921	(2.7)
Allocated capital - tier I (2)	4,249	3,554	19.6	4,249	4,354	(2.4)
FINANCIAL RATIOS (%) p.a						
Return on average allocated capital - tier I	31.9	34.7		27.7	36.0	
Return on assets	3.1	3.0		2.7	3.6	

</TABLE>

(1) Includes endorsements and sureties

(2) Reflects the economic capital of Banco Itau BBA Pro Forma, determined based
     on management criteria set up for allocation of capital of Itau to its
     business units.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Banco Itau and Banco Itau BBA adhered to the revised version of the Equator
Principles, which are applicable to projects over US$ 10 million, as well as
consulting and improvement projects or the expansion of existing projects with
significant social and environmental impact. Banco Itau Holding Financeira,
Banco Itau Europa and Banco Itau Buen Ayre had also adhered to Equator
Principles. Banks are required to prepare annual reports on the implementation
progress of such Principles and improve the social and environmental
responsibility standards.

Banco Itau's employees have participated of the "Campanha do Agasalho" (winter
clothes donation campaign) of the Solidarity Social Fund of the state of Sao
Paulo, which resulted in the donation of over 16 tons of winter clothes and in
consequence, the bank will donate the same ton amount of blankets.

In the semester, it was invested R$ 34 million in social and cultural projects.

.. ITAU SOCIAL

Noteworthy, in this half, are the third edition of the "Escrevendo o Futuro"
(Writing the Future) Award, in which 15.461 schools participated and involving
approximately 33,000 teachers and 1.6 million of students; the second edition of
the "Jovens Urbanos" (Urban Youth) Program in Sao Paulo attending 480 youths;
the implementation of the "Melhoria da Educacao no Municipio" (Improvement of
Municipal Education) Program in the State of Minas Gerais with the participation
of approximately 590 people and 189 municipalities; and the third Social
Projects Economic Evaluation course that trained 30 representatives of NGOs -
Non Governmental Organizations and the government. We also highlight the sixth
edition of the "Escola Voluntaria" (volunteerism in schools) Award and the
expansion of the "Itau Voluntario" (volunteerism in Itau) Program in its network
of branches.

.. ITAU CULTURAL

Itau Cultural received in its headquarters, a cultural center in Sao Paulo, over
129 thousand visitors.

We highlight the beginning of the application period for the Dance and Film and
Video Categories of the Rumos (Directions) Program. The "Rumos Artes Visuais
2005-2006 - Paradoxos Brasil" Exhibit (2005-2006 Directions Visual Arts - Brazil
Paradoxes) was visited by over 64 thousand people from March to May. From June
to August, the exhibit will be held in Paco Imperial, in the State of Rio de
Janeiro. The Rumos program exerted great attraction in the "Copa da Cultura" in
Berlin, Germany.

<PAGE>

"Cronica na Sala de Aula" (chronicle in the classroom) course was offered in Sao Paulo and in the cities of Barra do Pirai, Campos dos Goytacazes, Nova Iguacu, Rio de Janeiro and Tres Rios. In aggregate, 4,124 educators participated in the course.

The "Onda Cidada" (communal wave) program carried out many activities in June. A total of 64 representatives from 45 broadcasting companies of 11 states participated in the meeting of radios.

INDEPENDENT AUDITORS - CVM INSTRUCTION NO. 381

In the first half, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

CIRCULAR LETTER 3,068/01 OF CENTRAL BANK OF BRAZIL

Banco Itau Holding Financeira S.A. hereby declares to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,643 million, corresponding to only 4.4% of total securities held.

ACKNOWLEDGEMENTS

We thank our stockholders and clients for their essential support and trust and our employees for their dedication and talent, which drive us to increasingly better results.

(Approved at the Meeting of the Board of Directors held on July 31, 2006)

The complete financial statements and the Management Discussion and Analysis Report, which present further details on the results for the period, are available on the Itau Holding website (http://www.itauri.com.br).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - June 30, 2006   62

```
<PAGE>

BANCO ITAU HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS                      ADVISORY BOARD
------------------                      --------------
CHAIRMAN                                FERNANDO DE ALMEIDA NOBRE NETO
--------                                LICIO MEIRELLES FERREIRA
OLAVO EGYDIO SETUBAL                     LUIZ EDUARDO CAMPELLO

VICE-CHAIRMEN                           APPOINTMENTS AND COMPENSATION COMMITTEE
-------------                           ---------------------------------------
ALFREDO EGYDIO ARRUDA VILLELA FILHO     PRESIDENT
JOSE CARLOS MORAES ABREU                ---------
ROBERTO EGYDIO SETUBAL                   OLAVO EGYDIO SETUBAL

MEMBERS                                 MEMBERS
-------                                 -------
ALCIDES LOPES TAPIAS                     ALFREDO EGYDIO ARRUDA VILLELA FILHO
CARLOS DA CAMARA PESTANA                 CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER            FERNAO CARLOS BOTELHO BRACHER
GUSTAVO JORGE LABOISSIERE LOYOLA         JOSE CARLOS MORAES ABREU
HENRI PENCHAS                            ROBERTO EGYDIO SETUBAL
MARIA DE LOURDES EGYDIO VILLELA          ROBERTO TEIXEIRA DA COSTA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA               AUDIT COMMITTEE
SERGIO SILVA DE FREITAS                 ---------------
TEREZA CRISTINA GROSSI TOGNI            PRESIDENT
                                        ---------
EXECUTIVE BOARD                         CARLOS DA CAMARA PESTANA
---------------
CHIEF EXECUTIVE OFFICER                  MEMBERS
-----------------------                 -------
ROBERTO EGYDIO SETUBAL                   ALCIDES LOPES TAPIAS
                                        TEREZA CRISTINA GROSSI TOGNI
SENIOR VICE-PRESIDENT
---------------------                   DISCLOSURE AND TRADING COMMITTEE
HENRI PENCHAS                           --------------------------------
                                        ALFREDO EGYDIO SETUBAL
EXECUTIVE VICE-PRESIDENTS                ALCIDES LOPES TAPIAS
------------------------                ALFREDO EGYDIO ARRUDA VILLELA FILHO
ALFREDO EGYDIO SETUBAL(*)                ANTONIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER                   ANTONIO JACINTO MATIAS
                                        HENRI PENCHAS
LEGAL COUNSEL                           MARIA ELIZABETE VILLACA LOPES AMARO
-------------                           ROBERTO TEIXEIRA DA COSTA
LUCIANO DA SILVA AMARO                   SILVIO APARECIDO DE CARVALHO
                                        TEREZA CRISTINA GROSSI TOGNI
EXECUTIVE DIRECTORS
-------------------                     FISCAL COUNCIL
RODOLFO HENRIQUE FISCHER                  --------------
SILVIO APARECIDO DE CARVALHO             PRESIDENT
                                        ---------
MANAGING DIRECTORS                      IRAN SIQUEIRA LIMA
------------------
JACKSON RICARDO GOMES                    MEMBERS
MARCO ANTONIO ANTUNES                    -------
WAGNER ROBERTO PUGLIESI                  ALBERTO SOZIN FURUGUEM
                                        FERNANDO ALVES DE ALMEIDA
INTERNATIONAL ADVISORY BOARD
---------------------------
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSE CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

*    Investor Relations Officer

ACCOUNTANT
----------
JOSE MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                          63
```

<PAGE>

BANCO ITAU S.A.

PRESIDENT AND CHIEF EXECUTIVE OFFICER	MANAGING DIRECTORS
-------------------------------------	------------------
ROBERTO EGYDIO SETUBAL	ANTONIO CARLOS RICHECKI RIBEIRO
	ALMIR VIGNOTO
SENIOR VICE-PRESIDENTS	ANDRE DE MOURA MANDARAS
----------------------	ANTONIO SIVALDI ROBERTI FILHO
ALFREDO EGYDIO SETUBAL	AURELIO JOSE DA SILVA PORTELLA
ANTONIO JACINTO MATIAS	ARNALDO PEREIRA PINTO
HENRI PENCHAS	CARLOS EDUARDO DE MORI LUPORINI
RENATO ROBERTO CUOCO	CARLOS EDUARDO MONICO
	CESAR PADOVAN
EXECUTIVE VICE-PRESIDENTS	CICERO MARCUS DE ARAUJO
-------------------------	CRISTIANE MAGALHAES TEIXEIRA
HELIO DE MENDONCA LIMA	EDELVER CARNOVALI
JOSE FRANCISCO CANEPA	EDUARDO ALMEIDA PRADO
RODOLFO HENRIQUE FISCHER	ERIVELTO CALDERAN CORREA
RONALD ANTON DE JONGH	FABIO WHITAKER VIDIGAL
RUY VILLELA MORAES ABREU	HELI DE ANDRADE
	JAIME AUGUSTO CHAVES
LEGAL COUNSEL	JEAN MARTIN SIGRIST JUNIOR
-------------	JOAO ANTONIO DANTAS BEZERRA LEITE
LUCIANO DA SILVA AMARO	JOAO COSTA
	JOAQUIM MARCONDES DE ANDRADE WESTIN
EXECUTIVE DIRECTORS	JOSE ANTONIO LOPES
-------------------	JOSE CARLOS QUINTELA DE CARVALHO
ALEXANDRE DE BARROS	JULIO ABEL DE LIMA TABUACO
CLAUDIO RUDGE ORTENBLAD	LUIS ANTONIO RODRIGUES
FERNANDO TADEU PEREZ	LUIZ ANTONIO NOGUEIRA DE FRANCA
JOAO JACO HAZARABEDIAN	LUIZ ANTONIO RIBEIRO
MARCO AMBROGIO CRESPI BONOMI	LUIZ ANTONIO RODRIGUES
OSVALDO DO NASCIMENTO	LUIZ EDUARDO ZAGO
SERGIO RIBEIRO DA COSTA WERLANG	LUIZ FERNANDO DE ASSUMPCAO FARIA
SILVIO APARECIDO DE CARVALHO	LUIZ MARCELO ALVES DE MORAES
	MANOEL ANTONIO GRANADO
SENIOR MANAGING DIRECTORS	MARCELO HABICE DA MOTTA
-------------------------	MARCELO SANTOS RIBEIRO
ANTONIO CARLOS MORELLI	MARCO ANTONIO ANTUNES
ALEXANDRE ZAKIA ALBERT	MARCOS ROBERTO CARNIELLI
CARLOS HENRIQUE MUSSOLINI	MAXIMO HERNANDEZ GONZALEZ
JACKSON RICARDO GOMES	MIGUEL BURGOS NETO
JOSE GERALDO BORGES FERREIRA	MOACYR ROBERTO FARTO CASTANHO
LUIZ ANTONIO FERNANDES VALENTE	OSVALDO JOSE DAL FABBRO
LYWAL SALLES FILHO	PASCHOAL PIPOLO BAPTISTA
MARIA ELIZABETE VILACA LOPES AMARO	PATRICK PIERRE DELFOSSE
PAULO ROBERTO SOARES	RENATA HELENA OLIVEIRA TUBINI
RICARDO VILLELA MARINO	RICARDO ORLANDO
	RICARDO TERENZI NEUENSCHWANDER
	VALMA AVERSI PRIOLI

BANCO ITAU BBA S.A.

BOARD OF DIRECTORS	VICE-PRESIDENT DIRECTORS - COMMERCIAL
------------------	-------------------------------------
	ALBERTO FERNANDES
CHAIRMAN	SERGIO AILTON SAURIN

ROBERTO EGYDIO SETUBAL	LEGAL COUNSEL

VICE-CHAIRMEN	EZEQUIEL GRIN

FERNAO CARLOS BOTELHO BRACHER	DIRECTORS
HENRI PENCHAS	---------
	ALEXANDRE ENRICO SILVA FIGLIOLINO
MEMBERS	ANDRE LUIS TEIXEIRA RODRIGUES
-------	ANDRE LUIZ HELMEISTER
ALFREDO EGYDIO SETUBAL	ANDRE EMILIO KOK NETO
ANTONIO BELTRAN MARTINEZ	CAIO IBRAHIM DAVID
ANTONIO CARLOS BARBOSA DE OLIVEIRA	ELAINE CRISTINA ZANATTA RODRIGUES
	VASQUINHOS
CANDIDO BOTELHO BRACHER	FABIO DE SOUZA QUEIROZ FERRAZ
EDMAR LISBOA BACHA	FERNANDO ALCANTARA DE FIGUEREDO BEDA
EDUARDO MAZZILLI DE VASSIMON	FERNANDO FONTES IUNES
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	FRANCISCO PAULO COTE GIL
RODOLFO HENRIQUE FISCHER	GILBERTO FRUSSA
SERGIO RIBEIRO DA COSTA WERLANG	GUSTAVO HENRIQUE PENHA TAVARES
	JOAO CARLOS DE GENOVA
EXECUTIVE BOARD	JOAO REGIS DA CRUZ NETO
---------------	JOSE IRINEU NUNES BRAGA
	LUIS ALBERTO PIMENTA GARCIA
CHIEF EXECUTIVE OFFICER	LUIZ HENRIQUE CAMPIGLIA
----------------------	MARCELO MAZIERO
CANDIDO BOTELHO BRACHER	MARIA CRISTINA LASS
	MARIO LUIZ AMABILE
EXECUTIVE MANAGING VICE-PRESIDENTS	ODAIR DIAS DA SILVA JUNIOR
----------------------------------	PAOLO SERGIO PELLEGRINI
ANTONIO CARLOS BARBOSA DE OLIVEIRA	PAULO DE PAULA ABREU
EDUARDO MAZZILLI DE VASSIMON	
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	

<PAGE>

ITAU SEGUROS S.A.

CHIEF EXECUTIVE OFFICER

ROBERTO EGYDIO SETUBAL

SUPERINTENDENT DIRECTOR

RUY VILLELA MORAES ABREU

EXECUTIVE MANAGING VICE-PRESIDENT

OLAVO EGYDIO SETUBAL JUNIOR

EXECUTIVE DIRECTORS

CARLOS EDUARDO DE MORI LUPORINI
CLAUDIO CESAR SANCHES
JOSE CARLOS MORAES ABREU FILHO

SENIOR MANAGING DIRECTOR

JACQUES BERGMAN

MANAGING DIRECTORS

IDACELMO MENDES VIEIRA
MANES ERLICHMAN NETO
OSMAR MARCHINI

BANCO ITAUCRED FINANCIAMENTOS S.A.

CHIEF EXECUTIVE OFFICER

ROBERTO EGYDIO SETUBAL

MANAGING VICE-PRESIDENTS

JOSE FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI

DIRECTORS

ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORREA
FERNANDO JOSE COSTA TELES
FLAVIO KITAHARA SOUSA
GERONCIO MOTA MENEZES FILHO
JACKSON RICARDO GOMES
LUIS FERNANDO STAUB
LUIS OTAVIO MATIAS
LUIZ TADEU CASTRO SANCHES
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MARIO MENDES AMADEU
MARIO WERNECK BRITTO
RODOLFO HENRIQUE FISCHER

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   65

```
<PAGE>

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of Reais)

<TABLE>
<CAPTION>
===========================================================================================================================
ASSETS                                                                             06/30/2006      06/30/2005
------------------------------------------------------------------------------     -------------   -------------
<S>                                                                                <C>             <C>
CURRENT ASSETS                                                                      133,129,572     113,789,425
  CASH AND CASH EQUIVALENTS                                                           2,402,305       2,075,675
  INTERBANK INVESTMENTS (Notes 4a and 5)                                             26,337,513      22,618,359
    Money market                                                                     17,886,757      13,009,228
    Money market - Assets Guaranteeing Technical Provision SUSEP (Note 10b)             158,755         259,718
    Interbank deposits                                                                8,292,001       9,349,413
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)               28,541,667      20,680,769
    Own portfolio                                                                     8,361,572       6,517,001
    Subject to repurchase commitments                                                   891,732         850,732
    Pledged in guarantee                                                              1,687,952         323,288
    Securities subject to unrestricted repurchase agreements                            300,300               -
    Deposited with the Central Bank                                                      29,743           5,349
    Derivative financial instruments                                                  2,800,369       2,061,267
    Assets Guaranteeing Technical Provisions - Fund quotas of PGBL/VGBL (Note 10b)   11,901,538       8,274,354
    Assets Guaranteeing Technical Provisions - Other securities (Note 10b)            2,568,461       2,648,778
  INTERBANK ACCOUNTS                                                                 13,415,871      12,818,719
    Pending settlement                                                                1,496,678       1,563,379
    Central Bank Deposits                                                            11,910,010      11,235,624
    National Housing System (SFH)                                                         7,211           9,019
    Correspondents                                                                          504           1,897
    Interbank onlendings                                                                  1,468           8,800
  INTERBRANCH ACCOUNTS                                                                   15,234          12,949
  LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)                                 41,728,051      34,215,147
    Operations with Credit Assignment Characteristics (Note 4d)                      44,689,375      35,732,104
    (Allowance for loan losses) (Note 4e)                                            (2,961,324)     (1,516,957)
  OTHER RECEIVABLES                                                                  19,815,078      20,683,947
    Foreign exchange portfolio (Note 8)                                              12,083,916      13,605,715
    Income receivable                                                                   657,231         538,011
    Insurance premium receivable (Note 10b)                                             727,670         683,554
    Negotiation and intermediation of securities                                        768,283       1,173,238
    Sundry (Note 12a)                                                                 5,577,978       4,683,429
  OTHER ASSETS (Note 4f)                                                                873,853         683,860
    Other assets                                                                        372,316         376,960
    (Valuation allowance)                                                               (90,863)       (105,744)
    Prepaid expenses (Note 12b)                                                         592,400         412,644

LONG-TERM RECEIVABLES                                                                36,328,846      29,575,132
  INTERBANK INVESTMENTS (Notes 4a and 5)                                              1,281,151         522,428
    Money market                                                                        223,671               -
    Money market - Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)          401,921               -
    Interbank deposits                                                                  655,559         522,428
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)                8,481,626       8,536,091
    Own portfolio                                                                     5,466,927       5,208,161
    Subject to repurchase commitments                                                 1,083,072         601,955
    Pledged in guarantee                                                                273,482       1,105,074
    Deposited with the Central Bank                                                           -         125,458
    Derivative financial instruments                                                    684,177         533,134
    Assets Guaranteeing Technical Provisions - Other securities (Note 10b)              973,968         962,309
  INTERBANK ACCOUNTS - National Housing System - SFH                                    369,718         273,631
  LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)                                 20,045,665      14,890,933
    Operations with Credit Assignment Characteristics (Note 4d)                      22,693,125      16,615,822
    (Allowance for loan losses) (Note 4e)                                            (2,647,460)     (1,724,889)
  OTHER RECEIVABLES - Sundry (Note 12a)                                               5,367,700       4,874,434
  OTHER ASSETS - Prepaid expenses (Note 12b)                                            782,986         477,615

PERMANENT ASSETS                                                                      2,954,352       2,793,882
  INVESTMENTS (Notes 4g and 14a II)                                                     867,882         726,612
    Investments in affiliates                                                           685,917         568,008
    Other investments                                                                   281,303         260,600
    (Allowance for loan losses)                                                         (99,338)       (101,996)
  FIXED ASSETS (Notes 4h and 14b)                                                     1,783,588       1,857,690
    Property for own use                                                               2,153,533       2,143,104
    Other fixed assets                                                                 3,459,143       3,176,136
    (Accumulated depreciation)                                                        (3,829,088)     (3,461,550)
  OPERATING LEASE ASSETS (Note 4i)                                                        16,612               -
    Leased assets                                                                         18,553               -
    (Accumulated depreciation)                                                            (1,941)              -
  DEFERRED CHARGES (Notes 4j and 14b)                                                    286,270         209,580
    Organization and expansion expenses                                                  509,849         437,488
    (Accumulated amortization)                                                          (223,579)       (227,908)
TOTAL ASSETS                                                                         172,412,770     146,158,439
===========================================================================================================================
</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                       66
```

<PAGE>

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of Reais)

<TABLE>
<CAPTION>

LIABILITIES	06/30/2006	06/30/2005
<S>	<C>	<C>
CURRENT LIABILITIES	99,184,601	87,342,109
DEPOSITS (Notes 4a and 9b)	47,594,103	41,699,375
Demand deposits	10,806,816	10,250,110
Savings deposits	19,306,043	18,571,447
Interbank deposits	1,174,272	517,783
Time deposits	15,924,147	12,147,112
Other deposits	382,825	212,923
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	13,448,045	7,887,702
Own portfolio	4,884,170	4,655,034
Third-party portfolio	5,593,878	3,232,668
Unrestricted repurchase agreements portfolio	2,969,997	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	1,386,118	813,073
Real estate notes	34,758	-
Mortgage notes	208,020	-
Debentures	120,700	101,915
Foreign borrowings in securities	1,022,640	711,158
INTERBANK ACCOUNTS	1,532,925	1,354,203
Pending settlements	1,381,079	1,212,643
Correspondents	151,846	141,560
INTERBRANCH ACCOUNTS	1,431,357	1,175,455
Third-party funds in transit	1,430,800	1,171,870
Internal transfer of funds	557	3,585
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	3,698,573	4,636,910
Borrowings	2,417,805	3,410,016
Onlendings	1,280,768	1,226,894
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	2,009,422	1,407,643
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	2,784,091	2,547,728
OTHER LIABILITIES	25,299,967	25,820,020
Collection and payment of taxes and contributions	1,267,578	1,835,599
Foreign exchange portfolio (Note 8)	12,308,208	13,814,365
Social and statutory (Note 15b II)	1,233,242	967,931
Tax and social security contributions (Note 13c I)	1,754,581	1,441,875
Negotiation and intermediation of securities	851,220	910,161
Credit card operations	4,847,966	3,564,931
Securitization of foreign payment orders (Note 9f)	186,668	495,156
Subordinated debts (Note 9g)	67,064	72,945
Sundry (Note 12c)	2,783,440	2,717,057
LONG-TERM LIABILITIES	54,479,548	42,640,558
DEPOSITS - (Notes 4a and 9b)	5,326,595	1,995,017
Interbank deposits	-	38,513
Time deposits	5,326,595	1,956,504
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS - Own portfolio (Notes 4a and 9c)	14,157,957	10,000,319
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	5,405,037	4,537,076
Debentures	2,850,000	1,350,000
Foreign borrowings in securities	2,555,037	3,187,076
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	4,227,945	4,474,299
Borrowings	1,320,456	1,750,875
Onlendings	2,907,489	2,723,424
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	497,343	326,110
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	13,625,210	9,958,493
OTHER LIABILITIES	11,239,461	11,349,244
Tax and social security contributions (Note 13c I)	4,145,641	3,014,592
Securitization of foreign payment orders (Note 9f)	994,228	1,779,572
Subordinated debts (Note 9g)	4,467,797	4,464,468
Sundry (Note 12c)	1,631,795	2,090,612
DEFERRED INCOME	67,100	39,765
MINORITY INTEREST IN SUBSIDIARIES	1,126,499	1,109,317
STOCKHOLDERS' EQUITY (Note 15)	17,555,022	15,026,690
Capital	8,300,000	8,300,000
Capital reserves	1,290,005	1,957,170
Revenue reserves	8,908,597	5,377,178
Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6d)	179,796	313,904
(Treasury shares)	(1,123,376)	(921,562)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	172,412,770	146,158,439

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   67

<PAGE>

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF INCOME
(In thousands of Reais)

<TABLE>
<CAPTION>

	01/01 TO 06/30/2006	01/01 TO 06/30/2005
<S>	<C>	<C>
INCOME FROM FINANCIAL OPERATIONS	13,083,658	7,979,621
Loans, leasing and other credits	8,096,456	5,243,282
Securities and derivative financial instruments	3,722,691	1,278,200
Insurance, pension plan and capitalization (Note 10c)	1,010,637	853,276
Foreign exchange operations	(170,145)	182,312
Compulsory deposits	424,019	422,551
EXPENSES ON FINANCIAL OPERATIONS	(4,705,861)	(1,185,879)
Money market	(3,757,520)	(1,050,347)
Technical provision for pension plan and capitalization (Note 10c)	(833,214)	(668,598)
Borrowings and onlendings	(115,127)	533,066
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	8,377,797	6,793,742
RESULT OF LOAN LOSSES (Note 7d I)	(2,507,919)	(1,073,966)
Expense with allowance for loan losses	(2,883,672)	(1,426,223)
Income from recovery of credits written off as loss	375,753	352,257
GROSS INCOME FROM FINANCIAL OPERATIONS	5,869,878	5,719,776
OTHER OPERATING INCOME (EXPENSES)	(1,184,129)	(1,693,630)
Banking service fees (Note 12d)	4,248,235	3,645,296
Resources management	911,208	812,933
Current account services	739,415	683,111
Credit cards	989,005	895,463
Sureties and credits granted	777,706	567,622
Receipt services	431,218	402,279
Other	399,683	283,888
Result of operations with insurance, pension plan and capitalization (Note 10c)	517,764	397,630
Personnel expenses (Note 12e)	(2,188,956)	(1,926,093)
Other administrative expenses (Note 12f)	(2,504,039)	(2,258,253)
Tax expenses (Notes 4m and 13a II)	(1,013,244)	(963,887)
Equity in earnings of affiliates (Note 14a III)	97,988	13,479
Other operating income (Note 12g)	415,395	217,314
Other operating expenses (Note 12h)	(757,272)	(819,116)
OPERATING INCOME	4,685,749	4,026,146
NON OPERATING INCOME	26,391	3,798
INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING	4,712,140	4,029,944
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 13a I)	(1,464,235)	(1,397,466)
Due on operations for the period	(1,420,519)	(1,552,304)
Related to temporary differences	(43,716)	154,838
PROFIT SHARING	(275,370)	(225,195)
Employees - Law 10,101 of 12/19/2000	(189,937)	(163,646)
Officers - Statutory - Law 6,404 of 12/15/1976	(85,433)	(61,549)
MINORITY INTEREST IN SUBSIDIARIES	(14,258)	67,238
NET INCOME	2,958,277	2,474,521
NUMBER OF OUTSTANDING SHARES - (Note 15a)	1,107,942,317	1,124,533,190
NET INCOME PER SHARE - R$	2.67	2.20
BOOK VALUE PER SHARE - R$	15.84	13.36

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   68

<PAGE>

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais)

	01/01 TO 06/30/2006	01/01 TO 06/30/2005
A - FINANCIAL RESOURCES WERE PROVIDED BY	22,682,522	16,017,119
ADJUSTED NET INCOME	3,134,491	2,724,035
Net income	2,958,277	2,474,521
Adjusted net income:	176,214	249,514
Depreciation and amortization	277,925	295,729
Equity in earnings of affiliates	(97,988)	(13,479)
Others	(3,723)	(32,736)
STOCKHOLDERS' RESOURCES - Stock options granted - Exercised stock options	108,583	94,401
THIRD PARTIES' RESOURCES ARISING FROM:	19,435,319	13,198,683
- Increase in liabilities:	19,119,298	13,015,580
Deposits	2,400,963	1,664,562
Deposits received under securities repurchase agreements	5,575,352	1,789,603
Funds from acceptance and issuance of securities	1,830,393	1,919,186
Interbank and interbranch accounts	1,827,488	–
Derivative financial instruments	70,516	560,517
Technical provisions for insurance, pension plan and capitalization	1,769,767	1,483,148
Other liabilities	5,644,819	5,598,564
- Decrease in assets: - Other assets	72,210	25,574
- Changes in deferred income	(3,877)	(7,460)
- Disposal of assets and investments:	202,576	130,178
Foreclosed assets	188,425	79,161
Fixed assets	11,621	45,492
Investments	2,530	5,525
- Dividends received from affiliates	45,112	34,811
CHANGES IN MINORITY INTERESTS	4,129	–
B - FINANCIAL RESOURCES WERE USED FOR	22,364,779	15,871,896
INTEREST ON OWN CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	947,528	698,665
PURCHASE OF TREASURY SHARES	2,553	568,982
INVESTMENTS IN:	444,648	273,082
- Foreclosed assets	182,904	77,373
- Fixed assets	196,244	180,753
- Investments	65,500	14,956
DEFERRED CHARGES	60,164	40,985
INCREASE IN ASSETS	19,680,132	12,864,554
- Short-term interbank deposits	4,741,920	3,394,115
- Securities and derivative financial instruments	4,076,476	282,239
- Interbank and interbranch accounts	–	775,615
- Loan, leasing operations and other credits	5,245,323	4,752,569
- Other receivables	5,616,413	3,660,016
DECREASE IN LIABILITIES: Borrowings and onlendings	1,229,754	1,406,757
CHANGES IN MINORITY INTERESTS	–	18,871
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	317,743	145,223
CHANGES IN FINANCIAL POSITION:		
CASH AND CASH EQUIVALENTS:		
- At the beginning of the period	2,084,562	1,930,452
- At the end of the period	2,402,305	2,075,675
- Increase (Decrease)	317,743	145,223

<PAGE>

BANCO ITAU HOLDING FINANCEIRA S.A.
BALANCE SHEET
(In thousands of Reais)

<TABLE>
<CAPTION>

ASSETS	06/30/2006	06/30/2005
<S>	<C>	<C>
CURRENT ASSETS	647,654	796,512
CASH AND CASH EQUIVALENTS	106	50
INTERBANK INVESTMENTS (Notes 4a and 5)	114,510	139,731
Money market	1,711	21,972
Interbank deposits	112,799	117,759
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	77,312	7,932
Own portfolio	2,916	7,199
Pledged in guarantee	555	–
Derivative financial instruments (Notes 4c and 6f)	73,841	733
OTHER RECEIVABLES	455,630	648,625
Income receivable	–	435,048
Sundry (Note 12a)	455,630	213,577
OTHER ASSETS - Prepaid expenses	96	174
LONG-TERM RECEIVABLES	279,133	188,337
INTERBANK INVESTMENTS - Interbank deposits (Notes 4a and 5)	250,426	124,677
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	20,440	59,007
Own portfolio	18,534	51,508
Pledged in guarantee	–	1,675
Derivative financial instruments (Notes 4c and 6f)	1,906	5,824
OTHER RECEIVABLES - Sundry (Note 12a)	8,267	4,653
PERMANENT ASSETS	18,996,362	16,178,104
INVESTMENTS	18,996,006	16,178,006
Investments in local subsidiaries (Note 14a I)	18,996,006	16,178,004
Other investments	–	2
FIXED ASSETS AND DEFERRED CHARGES	356	98
TOTAL ASSETS	19,923,149	17,162,953

LIABILITIES		
CURRENT LIABILITIES	965,158	687,172
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	37,592	–
OTHER LIABILITIES	927,566	687,172
Social and statutory (Note 15b II)	850,476	620,499
Tax and social security contributions (Note 13b lI)	14,822	2,528
Negotiation and intermediation of securities	–	6
Sundry (Note 12c)	62,268	64,139
LONG-TERM LIABILITIES	3,383	638,828
INTERBANK DEPOSITS (Notes 4a and 9b)	–	562,804
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	–	2,991
OTHER LIABILITIES	3,383	73,033
Tax and social security contributions (Note 13b lI)	3,383	2,017
Sundry (Note 12c)	–	71,016
STOCKHOLDERS' EQUITY (Note 15)	18,954,608	15,836,953
Capital	8,300,000	8,300,000
Capital reserves	1,290,005	1,957,170
Revenue reserves	10,308,183	6,187,441
Adjustment to market value - securities and derivatives	179,796	313,904
(Treasury shares)	(1,123,376)	(921,562)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	19,923,149	17,162,953

</TABLE>

Banco Itau Holding Financeira S.A. – Consolidated Financial Statements –
June 30, 2006   70

<PAGE>

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF INCOME
(In thousands of Reais)

<TABLE>
<CAPTION>

	01/01 TO 06/30/2006	01/01 TO 06/30/2005
INCOME FROM FINANCIAL OPERATIONS	59,905	11,569
Securities and derivative financial instruments	59,905	11,569
EXPENSES ON FINANCIAL OPERATIONS	(1,812)	(4,802)
Money market	(1,812)	(4,802)
GROSS INCOME FROM FINANCIAL OPERATIONS	58,093	6,767
OTHER OPERATING INCOME (EXPENSES)	3,308,820	2,458,678
Personnel expenses	(10,705)	(4,092)
Other administrative expenses	(14,150)	(8,855)
Tax expenses (Note 13a II)	(18,741)	(28,185)
Equity in earnings of subsidiaries (Note 14a I)	3,352,418	2,497,994
Other operating income (expenses)	(2)	1,816
OPERATING INCOME	3,366,913	2,465,445
NON-OPERATING INCOME (EXPENSES)	47	(206)
INCOME BEFORE TAXATION ON INCOME AND PROFIT SHARING	3,366,960	2,465,239
INCOME TAX AND SOCIAL CONTRIBUTION (Note 13a I)	132,856	32,596
Due on operations for the period	(552)	(227)
Related to temporary differences	133,408	32,823
PROFIT SHARING	(2,859)	(1,726)
Employees - Law 10,101 of 12/19/2000	(646)	(136)
Officers - Statutory - Law 6,404 of 12/15/1976	(2,213)	(1,590)
NET INCOME	3,496,957	2,496,109
NUMBER OF OUTSTANDING SHARES - (Note 15a)	1,107,942,317	1,124,533,190
NET INCOME PER SHARE - R$	3.16	2.22
BOOK VALUE PER SHARE - R$	17.11	14.08

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   71

<PAGE>

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Note 15)
(In thousands of Reais)

<TABLE>
<CAPTION>

	CAPITAL	CAPITAL RESERVES	REVENUE RESERVES	ADJUSTMENT TO MARKET VALUE – SECURITIES AND DERIVATIVES	RETAINED EARNINGS	(TREASURY SHARES)	TOTAL
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
BALANCES AT 01/01/2005	8,101,000	2,183,867	4,477,203	472,940	–	(475,253)	14,759,757
Prior years' adjustments	–	–	–	–	(86,943)	–	(86,943)
Capitalization of reserves							
– OGM/EGM of 04/27/2005	199,000	(199,000)					–
Adjustment of equity securities		312					312
Treasury shares	–	(28,009)	(263)	–	–	(446,309)	(474,581)
Purchase of treasury shares	–	–	–	–	–	(568,982)	(568,982)
Stock options – Granted Exercised Options	–	–	(263)	–	–	94,664	94,401
Cancellation of treasury shares							
– OGM/EGM of 04/27/2005	–	(28,009)	–	–	–	28,009	–
Change of adjustment to market value	–	–	–	(159,036)	–	–	(159,036)
Complementary interest on own capital paid							
on 03/14/2005 – 2004	–	–	(1,223)	–	–	–	(1,223)
Net income	–	–	–	–	2,496,109	–	2,496,109
Appropriations							
Legal reserve	–	–	124,805	–	(124,805)	–	–
Statutory	–	–	1,586,919	–	(1,586,919)	–	–
Interest on own capital	–	–	–	–	(697,442)	–	(697,442)
BALANCES AT 06/30/2005	8,300,000	1,957,170	6,187,441	313,904	–	(921,562)	15,836,953
CHANGES IN THE PERIOD	199,000	(226,697)	1,710,238	(159,036)	–	(446,309)	1,077,196
BALANCES AT 01/01/2006	8,300,000	1,289,969	7,842,554	284,066	–	(1,296,027)	16,420,562
Adjustment of equity securities	–	36	–	–	–	–	36
Treasury shares	–	–	(66,621)	–	–	172,651	106,030
Purchase of treasury shares	–	–	–	–	–	(2,553)	(2,553)
Stock options – Granted Exercised Options	–	–	(66,621)	–	–	175,204	108,583
Change of adjustment to market value	–	–	(17,179)	(104,270)	–	–	(121,449)
Complementary interest on own capital							
paid on 03/13/2006 – 2005	–	–	(2,894)	–	–	–	(2,894)
Net income	–	–	–	–	3,496,957	–	3,496,957
Appropriations							
Legal reserve	–	–	174,848	–	(174,848)	–	–
Statutory	–	–	2,377,475	–	(2,377,475)	–	–
Dividends and interest on own capital	–	–	–	–	(944,634)	–	(944,634)
BALANCES AT 06/30/2006	8,300,000	1,290,005	10,308,183	179,796	–	(1,123,376)	18,954,608
CHANGES IN THE PERIOD	–	36	2,465,629	(104,270)	–	172,651	2,534,046

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   72

<PAGE>

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais)

<TABLE>
<CAPTION>

	01/01 to 06/30/2006	01/01 to 06/30/2005
<S>	<C>	<C>
A – FINANCIAL RESOURCES WERE PROVIDED BY	1,478,741	1,848,648
Adjusted net income	144,591	(1,683)
Net income	3,496,957	2,496,109
- Adjustments to net income	(3,352,366)	(2,497,792)
Equity in earnings of subsidiaries	(3,352,418)	(2,497,994)
Depreciation and amortization	52	202
STOCKHOLDERS' RESOURCES - Stock options granted - Exercised stock options	108,583	94,401
THIRD PARTIES' RESOURCES ARISING FROM:	1,225,567	1,755,930
- Increase in liabilities	20,814	565,234
Deposits	–	562,804
Derivative financial instruments	20,814	2,430
- Decrease in assets	744,923	–
Interbank investments	473,109	–
Other receivables and other assets	271,814	–
- Interest on own capital and dividends received from subsidiaries	459,830	1,190,696
B - FINANCIAL RESOURCES WERE USED FOR	1,478,916	1,848,643
INTEREST ON OWN CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	947,528	698,665
PURCHASE OF TREASURY SHARES	2,553	568,982
INVESTMENTS IN:	1,238	46,306
Investments - additions in subsidiaries	1,100	46,206
Fixed assets/deferred charges	138	100
INCREASE IN ASSETS	37,496	210,171
- Short-term interbank deposits	–	114,765
- Securities and derivative financial instruments	37,496	8,614
Other receivables and other assets	–	86,792
DECREASE IN LIABILITIES - Other liabilities	490,101	324,519
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	(175)	5
CHANGES IN FINANCIAL POSITION:		
Cash and cash equivalents:		
- At the beginning of the period	281	45
- At the end of the period	106	50
- Increase or decrease	(175)	5

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   73

<PAGE>

BANCO ITAU HOLDING FINANCEIRA S.A.

NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 1 TO JUNE 30, 2006 AND 2005
(In thousands of Reais)

NOTE 1 - OPERATIONS

Banco Itau Holding Financeira S.A. (ITAU HOLDING) is a publicly listed company
which, together with its subsidiary and affiliated companies, operates in Brazil
and abroad, with all types of banking activities, through its commercial,
investment, consumer credit, mortgage loan, finance and investment credit, and
lease portfolios, including foreign exchange operations, and other complementing
activities, with emphasis on Insurance, Private Pension Plans, Capitalization,
Securities Brokerage and Administration of Credit Cards, Consortia, Investment
Funds and Managed Portfolios.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   74

<PAGE>

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

a)   PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of ITAU HOLDING and of its subsidiaries (ITAU HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities Commission (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

As set forth in the sole paragraph of article 7 of BACEN Circular 3068, of 11/8/2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet, under Current Assets, regardless of their maturity dates.

Operations with Credit Cards, arising from purchases made by their owners, are included in receivables in loan, leasing and other credits operations. The resources related to these amounts are included in Other Liabilities - Credit Cards Operations. Leasing Operations are presented, at present value, in the Balance Sheet, and related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, leasing and other credits operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities - Foreign Exchange Portfolio. The foreign exchange rate result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts representative of foreign currencies.

As set forth in paragraph 1, article 2, of BACEN Circular 2804, of 02/11/1998, the financial statements of ITAU HOLDING comprise the consolidation of its foreign subsidiaries.

<PAGE>

b) CONSOLIDATION

Intercompany transactions and balances and results have been eliminated on
consolidation. The investments held by consolidated companies in Exclusive
Investment Funds are consolidated. The investments in these fund portfolios
are classified by type of transaction and were distributed by type of
security, in the same categories in which the funds quotas had been
originally allocated. Deferred taxes related to adjustments to market value
of trading securities, derivative financial instruments (assets/liabilities)
and securities available for sale, including the additional provision, are
presented in the Balance Sheet at their related net amounts (Note 13b II).
Up to March 31, 2006, Operations with Credit Assignment Characteristics and
Allowance for Loan Losses were presented in the Balance Sheet net of
write-offs additionally carried out, related to fully provisioned
operations, and which recovery is considered remote by Management. As from
the second quarter of 2006, the credit assignment procedure started being
adopted for part of the operations with these characteristics (Note 7e). The
effects of the Foreign Exchange Variation on foreign investments are
distributed in the Statement of Income accounts, according to the nature of
the corresponding balance sheet accounts.

The difference in Net Income and Stockholders' Equity between ITAU HOLDING
and ITAU HOLDING CONSOLIDATED (Note 15d) results from the elimination of
unrealized profits arising from consolidated intercompany transactions, the
related taxes on which have been deferred, and from the adoption of
different criteria for the amortization of goodwill originated from the
acquisition of investments and recognition of tax credits:

I - In ITAU HOLDING, goodwill recorded in subsidiaries, mainly originated
from the increases in investments Credicard and Orbitall, from the
partnership to set up the Financeira Itau CBD and Americanas Itau and from
in the acquisition of part of the shares of BPI S.A., is being amortized
based on the expected future profitability (10 years) or by the realization
of investments, in order to: a) avoid unnecessary decrease in its
Stockholders' Equity for operating limits computation purposes; b) avoid an
unnecessary capital increase; and c) obtain better compliance with market
accounting practices.

In ITAU HOLDING CONSOLIDATED, this goodwill was fully amortized in the years
when these investments occurred, in order to: a) permit better comparability
with previous periods' consolidated financial statements; and b) permit
measuring Net Income and Stockholders' Equity based on conservative
criteria.

II - In BANCO BANESTADO S.A. (BANESTADO) and ITAU HOLDING CONSOLIDADO, tax
credits are recorded at amounts considering the expected future earnings.

<PAGE>

The consolidated financial statements include ITAU HOLDING and its direct and
indirect subsidiaries, highlighting:

<TABLE>
<CAPTION>

		PARTICIPATION %	
		06/30/2006	06/30/2005
\<S>		\<C>	\<C>
FINANCIAL ACTIVITY AND OPERATIONS			
Banco Itau S.A.		100.00	100.00
Banco Itau BBA S.A.		95.75	95.75
Banco Itaucred Financiamentos S.A.		99.99	99.99
Banco Fiat S.A.		99.99	99.99
Banco Itau Buen Ayre S.A.		99.99	99.99
Banco Itau Europa Luxembourg S.A.	(1)	19.52	19.52
Banco Itau Europa, S.A.	(1)	19.53	19.53
Itau Bank, Ltd.		100.00	100.00
Cia. Itauleasing de Arrendamento Mercantil		99.99	99.99
Itau Corretora de Valores S.A.		99.99	99.99
Financeira Itau CBD S.A. - Credito, Financiamento e Investimento	(2)	50.00	50.00
Financeira Americanas Itau S.A. Credito, Financiamento e Investimento	(3)(6)	50.00	50.00
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES			
Itau Seguros S.A.		100.00	100.00
Itau Vida e Previdencia S.A.		100.00	99.99
Cia. Itau de Capitalizacao		99.99	99.99
CREDIT CARD ADMINISTRATION ACTIVITIES			
Banco Itaucard S.A.	(4)	99.99	99.99
Credicard Banco S.A.	(5)(6)	–	50.00
Banco Itau Cartoes S.A.	(5)	99.99	99.99
Orbitall Servicos e Processamento e Informatizacao Comercial S.A.		100.00	100.00
Redecard S.A.	(6)	31.94	31.94
CONSORTIA GROUPS ADMINISTRATION			
Fiat Administradora de Consorcios Ltda.		99.99	99.99
Itau Administradora de Consorcios Ltda.		99.99	99.99
NON-FINANCIAL INSTITUTIONS			
Akbar - Marketing e Servicos, LDA		95.75	95.75
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, LDA		100.00	100.00
Itausa Export S.A.	(1)	22.23	22.23
Serasa S.A.	(6)	32.54	32.54

</TABLE>

(1) Affiliated Companies included in consolidation, duly authorized by CVM,
     for a better presentation of the economic unit. Controlled by Itausa
     -Investimentos Itau S.A. (ITAUSA).

(2) Investment approved to operate by BACEN on April 05, 2005. As from
     September 30, 2005, it started being fully included in consolidation, as
     authorized by CVM, since the business is managed by ITAU HOLDING.

(3) Investment set up on April 27, 2005 and approved to operate by BACEN on
     February 21, 2006.

(4) New company's name of Itaucard Financeira S.A. Credito, Financiamento e
     Investimento, approved at BACEN on April 25, 2006.

(5) Company proportionally incorporated by Banco Itau Cartoes S.A. on April
     30, 2006.

(6) Companies with shared control included proportionally in consolidation.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   77

<PAGE>

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at June 30, 2006, obtained from the non-consolidated
financial statements (the initial basis for determination of the financial
system consolidated amounts and economic-financial consolidated amounts),
according to present regulation, are as follows:

<TABLE>
<CAPTION>

	FINANCIAL SYSTEM CONSOLIDATED (1)	ECONOMIC-FINANCIAL CONSOLIDATED (2)
<S>	<C>	<C>
Referential equity (3)	22,881,077	22,862,842
Basel ratio	17.3%	16.3%
Tier I	14.7%	13.9%
Tier II	2.6%	2.4%
Fixed asset ratio (4)	37.8%	27.4%
Excess capital in relation to fixed assets	2,787,191	5,147,729

</TABLE>

(1) Consolidated financial statements including only financial companies.

(2) Consolidated financial statements comprising all subsidiary companies,
     including insurance, pension and capitalization companies and those in
     which control is based on the sum of ownership interests by an institution
     with those of its managers, owners and related companies, regardless of the
     percentage, as well as those directly or indirectly acquired, through
     investment funds.

(3) The CMN, through Resolution 2,837/2001, of May 30, 2001, and
     amendments, determined the Referential Equity (PR) for purposes of
     calculating operational limits, as being the sum of both Tier I and Tier II
     levels, following the International experience, each of them comprising
     items from stockholders' equity, as well as subordinated debts and hybrid
     capital and debt.

(4) The difference between the fixed asset ratio of the financial system
     consolidated and the economic-financial consolidated arises from the
     inclusion of non-financial subsidiary companies, which provide high
     liquidity and low level of fixed asset ratio, with consequent decrease in
     fixed asset ratio of the economic-financial consolidated amounts and
     enable, when necessary, the distribution of resources to the financial
     companies.

Management considers the current Basel ratio (16.3%, based on economic-financial
consolidated) to be adequate, considering that:

a) It is higher than the minimum required by the authorities (11.0%).
b) Considering the other amounts of realization of the assets (Note 17),
    the amount of provisions exceeding the minimum required and the tax credits
    not recorded, the ratio would increase to 19.0%.

For calculation of the ratios at June 30, 2006, the Adjusted Reference Net
Equity was used, as follows:

<TABLE>
<CAPTION>

	FINANCIAL SYSTEM CONSOLIDATED	ECONOMIC-FINANCIAL CONSOLIDATED
<S>	<C>	<C>
ITAU HOLDING Stockholders' equity (Consolidated)	17,555,022	17,555,022
Amortization of goodwill	1,538,414	1,538,414
Tax credit	(141,540)	(141,540)
Unrealized profits	2,712	2,712
ITAU HOLDING Stockholders' equity (Individual)	18,954,608	18,954,608
Minority interest not eliminated in the consolidation	1,145,205	1,129,492
Unrealized profits of operations with subsidiaries	(190)	(2,712)
Consolidated stockholders' equity (BACEN)	20,099,623	20,081,388
Subordinated debt	2,862,723	2,862,723
Tax credits excluded from Tier I	(81,269)	(81,269)
Referential equity	22,881,077	22,862,842
Adjustments:		

Requirement for SWAP operations risk	(282,357)	(282,357)
Requirement for foreign exchange risk	(2,353,201)	(2,353,201)
Requirement for interest rate risk	(850,745)	(850,261)
Indirect Equity Share in Banco Itau Europa, S.A	(225,697)	(225,697)
Adjusted referential equity	19,169,077	19,151,326

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   78

\<PAGE\>

The effects resulting from the changes during the period, due to changes in the
legislation or variation in the balances are shown below:

\<TABLE\>
\<CAPTION\>

CHANGES IN THE BASEL RATIO	FINANCIAL SYSTEM CONSOLIDATED			ECONOMIC-FINANCIAL CONSOLIDATED		
	ADJUSTED REFERENTIAL EQUITY	WEIGHTED ASSETS	EFFECT	ADJUSTED REFERENTIAL EQUITY	WEIGHTED ASSETS	EFFECT
\<S\>	\<C\>	\<C\>	\<C\>	\<C\>	\<C\>	\<C\>
Ratio at 12/31/2005	17,760,600	99,358,867	17.9%	17,680,674	104,283,391	17.0%
Result for the period	3,554,173	–	3.6%	3,552,461	–	3.4%
Dividends and interest on own capital	(947,528)	–	-1.0%	(947,528)	–	-0.9%
Changes in the adjustments to market value						
– securities and derivatives	(121,448)	–	-0.1%	(121,448)	–	-0.1%
Interest rate risk	(445,354)	–	-0.5%	(455,015)	–	-0.5%
Treasury shares	106,031	–	0.1%	106,031	–	0.1%
Foreign exchange exposure	(368,563)	–	-0.4%	(368,563)	–	-0.4%
SWAP operations risk	87,086	–	0.1%	87,086		0.1%
Subordinated debt	(336,696)	–	-0.3%	(336,696)	–	-0.3%
Other changes in referential equity	(119,224)	–	-0.1%	(45,676)	–	0.0%
Changes in weighted assets	–	11,425,618	-2.0%	–	13,300,476	-2.1%
Ratio at 06/30/2006	19,169,077	110,784,485	17.3%	19,151,326	117,583,867	16.3%

\</TABLE\>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   79

<PAGE>

NOTE 4 - SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Interbank investments, remunerated restricted credits - Brazilian
   Central Bank, remunerated deposits, deposits received under securities
   repurchase agrements, funds from acceptances and issuance of securities,
   borrowings and onlendings and other receivables and payables - Transactions
   subject to monetary correction and exchange variation and operations with
   fixed charges are recorded at current value, calculated "pro rata die"
   based on the variation of the contracted index and interest rate.

b) Securities - Recorded at cost of acquisition restated by the index and/or
   effective interest rate and presented in the Balance Sheet, according to
   BACEN Circular 3068, of November 8, 2001. Securities are classified in the
   following categories:

   o Trading securities - acquired to be actively and frequently traded, are
     adjusted to market value, as a contra-entry to the results for the
     period;

   o Available for sale securities - securities that can be negotiated but are
     not acquired to be actively and frequently traded. They are adjusted to
     their market value with a contra-entry to an account specific in
     stockholders' equity; and

   o Held to maturity securities - securities, except for non-redeemable
     shares, Exclude one word held. for which there is the intention and
     financial capacity of the institution to hold them in the portfolio up to
     their maturity, are recorded at cost of acquisition, or market value,
     whenever these are transferred from another category. The securities are
     adjusted up to maturity date, not being adjusted to market value.

   Gains and losses on for available for sale securities, when realized, are
   recognized at the date of negotiation in the statement of income, as a
   contra-entry to a specific stockholders' equity account.

   Decreases in the market value of available for sale securities and those
   held up to maturity, below their related costs, resulting from non-temporary
   reasons, are recorded in results as realized losses.

c) Derivative Financial Instruments - These are classified on the date of
   their acquisition, according to management's intention of using them either
   as a hedge or not, according to BACEN Resolution 3,082, of January 30, 2002.
   Transactions involving financial instruments, carried out upon the client's
   request, for their own account, or which do not comply with hedging criteria
   (mainly derivatives used to manage the exposure to global risks) are stated
   at market value, including realized and unrealized gains and losses, which
   are recorded directly in the statement of income.

   The derivatives used for protection against risk exposure or to modify the
   characteristics of financial assets and liabilities which might be highly
   associated to changes in market value in relation to the market value of the
   item being protected, both at the beginning or throughout the duration of
   the contract, and which are deemed as effective to reduce the risk-related
   exposure being protected, are classified as a hedge, in accordance with
   their nature:

   o Market Value Hedge - Financial assets and liabilities, as well as their
     related financial instruments, are accounted for at their market value
     with realized and unrealized gains and losses, which are recorded
     directly in the statement of income.

   o Cash Flows Hedge - The effective amount of the hedge of financial assets
     and liabilities, as well as their related financial instruments, are
     accounted for at their market value with realized and unrealized gains
     and losses, net of tax effects, when applicable, and recorded in a
     specific account in stockholders' equity. The ineffective amount of the
     hedge is recorded directly in the statement of income.

<PAGE>

d) Loan, Leasing Operations and Other Credits (Operations with Credit
    Assignment Characteristics) - These transactions are recorded at present
    value and calculated "pro rata die" based on the variation of the contracted
    index and interest rate, and are recorded on the accrual basis until 60 days
    overdue in financing companies. After the 60th day, income is recognized
    upon the effective receipt of installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was
    recorded based on an analysis of the credit risk in the loan portfolio, at
    an amount considered sufficient to cover loan losses according to the rules
    determined by CMN Resolution 2,682 of December 21, 1999, among which are:

    o   Provisions are recorded from the date of the loan disbursements, based on
        the client risk classification, due to periodic analysis of the quality
        of the client and the industry and not just in the event of default;

    o   Based exclusively on delinquency, write-offs of credit operations against
        loss may be carried out 360 days after the due date of the credit or 540
        days for operations that mature after a period of 36 months.

f) Other assets - These assets are mainly comprised by assets not for use
    relating to real estate available for sale, received as payment in kind,
    which are adjusted to market value through the set-up of a provision,
    according to current regulations; and prepaid expenses, corresponding to
    resources applied, of which benefits will occur in future periods.

g) Investments - In subsidiary and affiliated companies, investments are
    accounted for under the equity method. The consolidated financial statements
    of foreign branches and subsidiaries are adapted to comply with Brazilian
    accounting practices and converted into Reais. Other investments are
    recorded at cost, restated up to December 31, 1995, and adjusted to market
    value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or
    construction, less accumulated depreciation, restated up to December 31,
    1995. For insurance, private pension and capitalization operations, property
    and equipment are adjusted to market value supported by appraisal reports.
    Depreciation is calculated using the straight-line method, based on
    monetarily corrected cost, considering that the items/equipment which
    residual value is up to R$ 3 are fully depreciated. Depreciation is
    calculated at the following annual rates:

```
=========================================================================
Buildings in use                                          4% to  8%
Installations, furniture, equipment and security,
 transportation and communication systems               10% to 25%
EDP systems                                              20% to 50%
=========================================================================
```

i) Operating lease - Leased assets are stated at cost of acquisition less
    accumulated depreciation. The depreciation of leased assets is recognized
    under the straight-line method, based on its usual useful life, considering
    a reduction of 30% in the useful life of the asset, if in accordance with
    the conditions set forth in Ordinance No. 113 of February 26, 1988 issued by
    the Ministry of Finance. Receivables are recorded in lease receivable at the
    contractual amount, as a contra entry to unearned income accounts. The
    recognition in income will occur on the consideration collection date.

j) Deferred charges - Deferred organization and expansion expenses mainly
    represent leasehold improvements, and acquisition of software, which are
    amortized on a straight-line basis over the respective contractual terms,
    limited to ten and five years, respectively.

<PAGE>

k) Technical Provisions of Insurance, Capitalization and Pension Plans -
    provisions are recognized according to the technical notes approved by SUSEP
    and criteria established by CNSP Resolution 120 of December 24, 2004.

    I- Insurance:

        o Provision for unearned premiums - recognized to determine unearned
          premiums relating to the risk coverage period;
        o Provision for insufficient premiums - recognized in case of
          insufficient Provision for unearned premiums;
        o Provision for unearned premiums of current risks but not issued -
          calculated based on technical studies;
        o Provision for unsettled claims - recognized based on notices of
          loss, in an amount sufficient to cover future commitments;
        o Provision for claims incurred but not reported (IBNR) - recognized
          due to the estimated amount of claims occurred in risks assumed in
          the portfolio but not reported.

        In order to calculate the amount of provision for claims under
        litigation, the experts and legal advisors carry out appraisals based on
        the amount insured and on technical regulations, taking into account the
        probability of unfavorable result to the insurance company.

    II- Supplementary Pension Plans and Individual life insurance segments -
        correspond to liabilities assumed such as retirement plans, disability,
        pension and annuity.

        o Provision for benefits to regulate and redemptions and/or Other
          amounts to regulate - refer to amounts still not regulated up to the
          balance sheet date;
        o Provision for events occurred but not reported (IBNR) - recognized
          due to the estimated amount of events occurred but not reported;
        o Mathematical provisions for benefits granted and benefits to be
          granted - correspond to commitments assumed with participants, but
          which benefits are not being used, and to those receiving the
          benefits;
        o Provision for insufficient contribution - recognized in case of
          insufficient mathematical provisions.

    III- Capitalization:

        o Mathematical provision for redemptions - represents capitalization
          securities received to be redeemed;
        o Provision for raffles- calculated according to definition in
          technical note;
        o Provision for raffles payable - recognized by raffles of securities
          carried out;
        o Provision for contingencies - recognized by the application of
          contingency quota on the collected amount.

<PAGE>

l) Contingent Assets and Liabilities and Legal Liabilities - Tax and Social
   Security: assessed, recognized and disclosed according to the provisions set
   forth in CVM Resolution No. 489 of October 3, 2005.

   I- Contingent Assets and Liabilities

      Refer to potential rights and obligations arising from past events and
      which occurrence is dependent upon future events.

      o Contingent Assets: not recognized, except upon evidence ensuring a
         high reliability level of realization, usually represented by claims
         awarded a final unappealable judgment and the recovery of which
         shall be upon receipt of amounts or offset against another
         liability.

      o Contingent Liabilities: basically arise from administrative
         proceedings and lawsuits, inherent in the normal course of business,
         filed by third parties, former employees and governmental bodies, in
         connection with civil, labor, tax and social security lawsuits and
         other risks. These contingencies are calculated based on
         conservative practices, being usually recorded based on the opinion
         of legal advisors and the probability in which financial resources
         shall be required for settling any involved liabilities, the amount
         of which may be estimated with sufficient certainty. Contingencies
         are classified either as probable, for which provisions are
         recognized, possible, which are disclosed but not recognized, or
         remote, which recognition or disclosure are not required. Any
         contingent amounts are measured through the use of models and
         criteria which allow their adequate measurement, in spite of the
         uncertainty of their term and amounts, as follows:

         o Civil and labor contingencies: quantified upon judicial notice,
            and adjusted monthly:

            - at the moving average of payment of lawsuits ended in the
               last 12 months plus the average cost of fees paid for
               lawsuits related to claims considered similar and usual and
               which amount is not considered relevant; or

            - at the claimed indemnity amount, on the evidence presented
               based on the evaluation of legal advisors - which considers
               case law, legal opinions raised, evidence produced in the
               records and the judicial decisions already issued - relating
               to the risk level of loss of lawsuits related to claims
               considered unusual or which amount is considered
               significant.

            Provisions for civil and labor contingencies are adjusted up to
            the amounts deposited as guarantees for their execution or to
            the definitive execution amount (indisputable amount) when the
            claim is awarded a final and unappealable judgment.

         o Tax and social security contingencies: quantified upon judicial
            notice of administrative proceedings, based on their monthly
            adjusted amounts.

         o Other risks: quantified mainly based on the assessment of
            credits assignment with joint liability.

         Escrow deposits are restated in accordance with the current
         legislation.

      Contingencies guaranteed by indemnity clauses in privatization processes
      and with liquidity are only recognized upon disbursement, with
      simultaneous recognition of receivables, with no effect on statement of
      income.

<PAGE>

    II- Legal Liabilities - Tax and Social Security

        Represented by amounts payable related to tax liabilities, the legality
        or constitutionality of which are subject to administrative or judicial
        defense; they are recognized at the full amount under discussion.

        Liabilities and related escrow deposits are adjusted in accordance with
        the current legislation.

m) Taxes - These provisions are calculated according to current legislation at
    the rates shown below, for effects of the related calculation bases.

```
=================================================================
Income tax                                              15.00%
Additional income tax                                   10.00%
Social contribution                                      9.00%
PIS (*)                                                  0.65%
COFINS (*)                                               4.00%
ISS                                               up to 5.00%
CPMF                                                     0.38%
=================================================================
(*) For the non financial subsidiaries which fit into the non
    cumulative calculation, the PIS rate is 1.65% and COFINS is 7.6%.
```

n) Deferred income - These refer to unexpired interest received in advance that
    is recorded as they fall due.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   84

<PAGE>

NOTE 5 - INTERBANK INVESTMENTS

<TABLE>
<CAPTION>

	06/30/2006			
	0 - 30	31 - 180	181 - 365	Over 365
<S>	<C>	<C>	<C>	<C>
Money market	11,277,432	6,608,799	526	223,671
Funded position (*)	3,032,231	6,543,947	526	223,671
Financed position	8,245,201	64,852	–	–
With free movement	3,093,039	64,852	–	–
Without free movement	5,152,162	–	–	–
Money market - Guarantor resources of technical provisions - SUSEP	–	158,755	–	401,921
Interbank deposits	5,557,846	1,681,200	1,052,955	655,559
TOTAL	16,835,278	8,448,754	1,053,481	1,281,151
% per maturity term	61.0	30.6	3.8	4.6
TOTAL - 06/30/2005	14,534,897	7,399,197	684,265	522,428
% per maturity term	62.7	32.0	3.0	2.3

<CAPTION>

	06/30/2006		06/30/2005	
	TOTAL	%	TOTAL	%
<S>	<C>	<C>	<C>	<C>
Money market	18,110,428	65.6	13,009,228	56.2
Funded position (*)	9,800,375	35.5	9,790,519	42.3
Financed position	8,310,053	30.1	3,218,709	13.9
With free movement	3,157,891	11.4	–	–
Without free movement	5,152,162	18.7	3,218,709	13.9
Money market - Guarantor resources of technical provisions - SUSEP	560,676	2.0	259,718	1.1
Interbank deposits	8,947,560	32.4	9,871,841	42.7
TOTAL	27,618,664		23,140,787	
% per maturity term				
TOTAL - 06/30/2005	23,140,787			
% per maturity term				

</TABLE>

(*) Includes R$ 6,524,361 (R$ 3,973,093 at 06/30/2005) related to money market
     with free movement, in which securities are restricted to guarantee of
     operations in the Futures and Commodities Exchange (BM&F).

In ITAU HOLDING, at 06/30/2006, the Portfolio is composed of Money Market
-Funded Position falling due up to 30 days in the amount of R$ 1,711 (R$ 21,972
at 06/30/2005) and Interbank Deposits in the amount of R$ 363,225 (R$ 242,436 at
06/30/2005), distributed R$ 112,799 (R$ 117,759 at 06/30/2005) up to 30 days,
and R$ 250,426 (R$ 124,677 at 06/30/2005) over 365 days.

<PAGE>

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND
LIABILITIES)

See below the composition by type of instruments, maturity, and type of
portfolio of Securities and Derivatives, already adjusted to their respective
market values.

a) SUMMARY PER MATURITY

<TABLE>
<CAPTION>

	06/30/2006				
		PROVISION FOR ADJUSTMENT TO MARKET VALUE WITH IMPACT ON:			
	COST	NET INCOME	STOCKHOLDERS' EQUITY	MARKET VALUE	%
<S>	<C>	<C>	<C>	<C>	<C>
PUBLIC SECURITIES - DOMESTIC	7,592,262	(26,678)	74,695	7,640,279	20.7
Financial Treasury Bills	1,622,496	220	2,664	1,625,380	4.4
National Treasury Bills	2,468,875	3,798	1,572	2,474,245	6.7
National Treasury Notes	2,015,304	(23,697)	84,002	2,075,609	5.6
National Treasury Notes - M	61,118	-	-	61,118	0.2
Central Bank Notes	125,141	(2,298)	(60)	122,783	0.3
National Treasury/Securitization	213,702	(726)	(1,998)	210,978	0.6
Brazilian External Debt Bonds	1,019,816	(3,975)	(11,485)	1,004,356	2.7
Investment in non Exclusive Funds	65,810	-	-	65,810	0.2
Financial Treasury Bills	65,789	-	-	65,789	0.2
Other	21	-	-	21	-
PUBLIC SECURITIES - FOREIGN	920,550	8,920	2,857	932,327	2.5
Portugal	363,639	-	2,857	366,496	1.0
Austria	221,618	8,275	-	229,893	0.6
Argentina	73,568	116	-	73,684	0.2
Central Bank	27,923	-	-	27,923	0.1
National Treasury	45,645	116	-	45,761	0.1
Russia	34,653	382	-	35,035	0.1
United States	199,178	94	-	199,272	0.5
Other	27,894	53	-	27,947	0.1
CORPORATE SECURITIES	13,094,709	7,270	142,624	13,244,603	35.6
Euro Bonds and Others	4,709,657	1,874	(14,625)	4,696,906	12.6
Bank Deposit Certificates	2,977,910	-	-	2,977,910	8.0
Shares in Publicly Traded Companies	1,068,279	7,059	108,591	1,183,929	3.2
Debentures	1,559,404	(43)	1,521	1,560,882	4.2
Promissory Notes	398,382	-	-	398,382	1.1
Mortgage Notes	-	-	-	-	-
Quotas of Fixed Income Funds (1)	626,617	-	-	626,617	1.7
Quotas of Foreign Investment Funds	48,048	-	5,454	53,502	0.1
Quotas of Variable Income Funds	17,899	-	47,319	65,218	0.2
Quotas of Credit Right Funds	1,117,834	-	-	1,117,834	3.0
Real Estate Certificates Receivable	526,411	(2,837)	(5,636)	517,938	1.4
Other	44,268	1,217	-	45,485	0.1
PGBL/VGBL FUNDS QUOTAS (2)	11,901,538	-	-	11,901,538	32.0
SUBTOTAL - SECURITIES	33,509,059	(10,488)	220,176	33,718,747	90.6
Trading securities	20,255,913	(10,488)	-	20,245,425	54.4
Available for sale securities	11,610,611	-	220,176	11,830,787	31.8
Held to maturity securities (3)	1,642,535	-	-	1,642,535	4.4
DERIVATIVE FINANCIAL INSTRUMENTS	3,237,817	246,729	-	3,484,546	9
TOTAL	36,746,876	236,241	220,176	37,203,293	100.0
Additional provision (exceeding minimum required)				(180,000)	
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				37,023,293	
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(2,236,459)	(270,306)	-	(2,506,765)	100.0

<CAPTION>

	06/30/2006			
	0 - 30	31 - 90	91 - 180	181 - 365
<S>	<C>	<C>	<C>	
PUBLIC SECURITIES - DOMESTIC	519,526	186,187	552,489	1,510,136
Financial Treasury Bills	180,862	151,514	260,531	222,018
National Treasury Bills	270,241	-	117,590	1,171,957
National Treasury Notes	-	25,212	28,255	-
National Treasury Notes - M	-	-	10,186	10,186
Central Bank Notes	-	-	122,783	-
National Treasury/Securitization	829	9,305	12,391	17,187
Brazilian External Debt Bonds	1,784	156	753	88,788
Investment in non Exclusive Funds	65,810	-	-	-
Financial Treasury Bills	65,789	-	-	-
Other	21	-	-	-
PUBLIC SECURITIES - FOREIGN	81,130	279	36,887	340,116
Portugal	8,411	-	-	103,510
Austria	-	-	3,288	226,605
Argentina	2,791	6	32,674	10,001
Central Bank	2,791	-	5,663	9,987
National Treasury	-	6	27,011	14
Russia	-	-	406	-
United States	69,565	-	519	-
Other	363	273	-	-
CORPORATE SECURITIES	2,691,619	1,587,910	1,064,923	1,686,403
Euro Bonds and Others	232,997	692,926	647,015	752,837
Bank Deposit Certificates	247,097	802,305	205,762	862,486
Shares in Publicly Traded Companies	1,183,929	-	-	-
Debentures	-	-	44,788	32,382
Promissory Notes	165,119	89,099	130,602	13,562
Mortgage Notes	-	-	-	-
Quotas of Fixed Income Funds (1)	626,617	-	-	-
Quotas of Foreign Investment Funds	53,502	-	-	-
Quotas of Variable Income Funds	65,218	-	-	-
Quotas of Credit Right Funds	115,347	-	31,390	14,403
Real Estate Certificates Receivable	-	-	-	-
Other	1,793	3,580	5,366	10,733
PGBL/VGBL FUNDS QUOTAS (2)	11,901,538	-	-	-
SUBTOTAL - SECURITIES	15,193,813	1,774,376	1,654,299	3,536,655

Trading securities	13,796,331	958,961	428,403	1,479,575
Available for sale securities	1,386,729	815,142	1,201,568	2,045,522
Held to maturity securities (3)	10,753	273	24,328	11,558
DERIVATIVE FINANCIAL INSTRUMENTS	905,920	1,036,739	224,452	633,258
TOTAL	16,099,733	2,811,115	1,878,751	4,169,913
	43.3%	7.6%	5.0%	11.2%

Additional provision (exceeding minimum required)

TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(563,267)	(841,475)	(327,605)	(277,075)

	06/30/2006		06/30/2005
	366 – 720	OVER 720 DAYS	MARKET VALUE
PUBLIC SECURITIES - DOMESTIC	1,593,343	3,278,598	7,298,425
Financial Treasury Bills	403,494	406,961	1,146,558
National Treasury Bills	749,402	165,055	919,507
National Treasury Notes	220,225	1,801,917	2,685,663
National Treasury Notes – M	20,373	20,373	86,662
Central Bank Notes	–	–	421,080
National Treasury/Securitization	55,716	115,550	155,121
Brazilian External Debt Bonds	144,133	768,742	1,779,277
Investment in non Exclusive Funds	–	–	104,557
Financial Treasury Bills	–	–	104,228
Other	–	–	329
PUBLIC SECURITIES - FOREIGN	138,670	335,245	759,336
Portugal	–	254,575	469,962
Austria	–	–	–
Argentina	9,482	18,730	76,163
Central Bank	9,482	–	35,162
National Treasury	–	18,730	41,001
Russia	–	34,629	107,273
United States	129,188	–	68,430
Other	–	27,311	37,508
CORPORATE SECURITIES	1,132,217	5,081,531	10,690,344
Euro Bonds and Others	428,682	1,942,449	4,406,973
Bank Deposit Certificates	560,130	300,130	2,774,374
Shares in Publicly Traded Companies	–	–	1,123,219
Debentures	91,207	1,392,505	1,186,007
Promissory Notes	–	–	365,324
Mortgage Notes	–	–	144,538
Quotas of Fixed Income Funds (1)	–	–	299,859
Quotas of Foreign Investment Funds	–	–	71,637
Quotas of Variable Income Funds	–	–	17,240
Quotas of Credit Right Funds	43,288	913,406	43,420
Real Estate Certificates Receivable	–	517,938	227,138
Other	8,910	15,103	30,615
PGBL/VGBL FUNDS QUOTAS (2)	–	–	8,274,354
SUBTOTAL - SECURITIES	2,864,230	8,695,374	27,022,459
Trading securities	1,304,583	2,277,572	14,045,034
Available for sale securities	1,228,975	5,152,851	10,736,251
Held to maturity securities (3)	330,672	1,264,951	2,241,174
DERIVATIVE FINANCIAL INSTRUMENTS	218,514	465,663	2,594,401
TOTAL	3,082,744	9,161,037	29,616,860
	8.3%	24.6%	

Additional provision (exceeding minimum required) (400,000)

TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS) 29,216,860

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(230,597)	(266,746)	(1,733,753)

(1) Includes R$ 98,391 (R$ 40,909 at 06/30/2005) of non-exclusive funds
administered by the group, which do not include public securities; (2)
Portfolios of PGBL and VGBL pension plan securities whose ownership and
involved risks are supported by clients, recorded as securities in
compliance with SUSEP requirements, in contra entry against liabilities in
Technical Provision for Pension Plans; (3) Positive adjustments to market
value not recorded in the amount of R$ 125,788 (R$ 174,713 at 06/30/2005),
as mentioned in Note 6e.

<PAGE>

b) SUMMARY PER PORTFOLIO

<TABLE>
<CAPTION>

| | 06/30/2006 | | | |
| | | RESTRICTED TO | | |
	OWN PORTFOLIO	REPURCHASE AGREEMENTS	PLEDGING OF GUARANTEES (1)	FREE MOVEMENT
PUBLIC SECURITIES - DOMESTIC	3,830,049	904,615	1,507,024	300,300
Financial Treasury Bills	1,040,972	106,437	271,950	-
National Treasury Bills	1,089,271	164,901	919,773	300,300
National Treasury Notes	803,923	81,001	298,415	-
National Treasury Notes - M	61,118	-	-	-
Central Bank Notes	105,897	-	16,886	-
National Treasury/Securitization	210,978	-	-	-
Brazilian External Debt Bonds	452,080	552,276	-	-
Investment in non Exclusive Funds	65,810	-	-	-
Financial Treasury Bills	65,789	-	-	-
Other	21	-	-	-
PUBLIC SECURITIES - FOREIGN	794,978	137,349	-	-
Portugal	366,441	55	-	-
Austria	229,893	-	-	-
Argentina	73,684	-	-	-
Central Bank	27,923	-	-	-
National Treasury	45,761	-	-	-
Russia	35,035	-	-	-
United States	69,565	129,707	-	-
Other	20,360	7,587	-	-
CORPORATE SECURITIES	9,383,472	932,840	454,410	-
Euro Bonds and Others	4,335,426	158,483	202,997	-
Bank Deposit Certificates	436,449	544,336	251,413	-
Shares in Publicly Traded Companies	1,157,725	-	-	-
Debentures	810,737	230,021	-	-
Promissory Notes	398,382	-	-	-
Quotas of Fixed Income Funds	457,408	-	-	-
Quotas of Foreign Investment Funds	53,502	-	-	-
Quotas of Variable Income Funds	65,218	-	-	-
Quotas of Credit Right Funds	1,117,834	-	-	-
Real Estate Certificates Receivable	505,306	-	-	-
Other	45,485	-	-	-
PGBL/VGBL FUNDS QUOTAS	-	-	-	-
Additional allowance (exceeding minimum required)	(180,000)			
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - 06/30/2006	13,828,499	1,974,804	1,961,434	300,300
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - 06/30/2005	11,725,162	1,452,687	1,428,362	-

<CAPTION>

| | 06/30/2006 | | | |
| | RESTRICTED TO | | | |
	CENTRAL BANK (2)	DERIVATIVE FINANCIAL INSTRUMENTS	GUARANTOR RESOURCES (Note 10b)	TOTAL
PUBLIC SECURITIES - DOMESTIC	29,743	-	1,068,548	7,640,279
Financial Treasury Bills	-	-	206,021	1,625,380
National Treasury Bills	-	-	-	2,474,245
National Treasury Notes	29,743	-	862,527	2,075,609
National Treasury Notes - M	-	-	-	61,118
Central Bank Notes	-	-	-	122,783
National Treasury/Securitization	-	-	-	210,978
Brazilian External Debt Bonds	-	-	-	1,004,356
Investment in non Exclusive Funds	-	-	-	65,810
Financial Treasury Bills	-	-	-	65,789
Other	-	-	-	21
PUBLIC SECURITIES - FOREIGN	-	-	-	932,327
Portugal	-	-	-	366,496
Austria	-	-	-	229,893
Argentina	-	-	-	73,684
Central Bank	-	-	-	27,923
National Treasury	-	-	-	45,761
Russia	-	-	-	35,035
United States	-	-	-	199,272
Other	-	-	-	27,947
CORPORATE SECURITIES	-	-	2,473,881	13,244,603
Euro Bonds and Others	-	-	-	4,696,906
Bank Deposit Certificates	-	-	1,745,712	2,977,910
Shares in Publicly Traded Companies	-	-	26,204	1,183,929
Debentures	-	-	520,124	1,560,882
Promissory Notes	-	-	-	398,382
Quotas of Fixed Income Funds	-	-	169,209	626,617
Quotas of Foreign Investment Funds	-	-	-	53,502
Quotas of Variable Income Funds	-	-	-	65,218
Quotas of Credit Right Funds	-	-	-	1,117,834
Real Estate Certificates Receivable	-	-	12,632	517,938
Other	-	-	-	45,485
PGBL/VGBL FUNDS QUOTAS	-	-	11,901,538	11,901,538
Additional allowance (exceeding minimum required)	-	-	-	(180,000)
DERIVATIVE FINANCIAL INSTRUMENTS	-	3,484,546	-	3,484,546
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - 06/30/2006	29,743	3,484,546	15,443,967	37,023,293
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - 06/30/2005	130,807	2,594,401	11,885,441	29,216,860

</TABLE>

(1) Represent securities deposited with the Stock Exchanges and the Clearing

House for the Custody and Financial Settlement of Securities.

(2)   Represent securities in compulsory deposits.

<PAGE>

c) TRADING SECURITIES

<TABLE>
<CAPTION>

	06/30/2006				
	COST	ADJUSTMENT TO MARKET VALUE (IN RESULTS)	MARKET VALUE	%	0 - 30
<S>	<C>	<C>	<C>	<C>	<C>
PUBLIC SECURITIES - DOMESTIC	3,304,298	(26,678)	3,277,620	16.1	390,795
Financial Treasury Bills	626,051	220	626,271	3.0	67,160
National Treasury Bills	1,509,862	3,798	1,513,660	7.5	255,249
National Treasury Notes	714,621	(23,697)	690,924	3.4	-
Central Bank Notes	99,232	(2,298)	96,934	0.5	-
National Treasury/Securitization	138,569	(726)	137,843	0.7	792
Brazilian External Debt Bonds	150,153	(3,975)	146,178	0.7	1,784
Investment in non Exclusive Funds	65,810	-	65,810	0.3	65,810
Financial Treasury Bills	65,789	-	65,789	0.3	65,789
Other	21	-	21	-	21
PUBLIC SECURITIES - FOREIGN	474,211	8,920	483,131	2.4	69,620
Austria	221,618	8,275	229,893	1.1	-
Argentina	11,194	116	11,310	0.1	-
Central Bank	-	-	-	-	-
National Treasury	11,194	116	11,310	0.1	-
Russia	34,653	382	35,035	0.2	-
United States	199,178	94	199,272	1.0	69,565
Other	7,568	53	7,621	-	55
CORPORATE SECURITIES	4,575,866	7,270	4,583,136	22.6	1,434,378
Euro Bonds and Others	331,036	1,874	332,910	1.6	100,420
Bank Deposit Certificates	2,404,785	-	2,404,785	11.9	246,008
Shares in Publicly Traded Companies	340,341	7,059	347,400	1.7	347,400
Debentures	563,513	(43)	563,470	2.8	-
Quotas of Fixed Income Funds	623,412	-	623,412	3.1	623,412
Quotas of Variable Income Funds	-	-	-	-	-
Quotas of Credit Right Funds	173,038	-	173,038	0.9	115,347
Real Estate Certificates Receivable	110,596	(2,837)	107,759	0.5	-
Other	29,145	1,217	30,362	0.1	1,791
PGBL/VGBL FUNDS QUOTAS	11,901,538	-	11,901,538	58.9	11,901,538
Total 06/30/2006	20,255,913	(10,488)	20,245,425	100.0	13,796,331
% per maturity term					68.3%
Total 06/30/2005	14,037,277	7,757	14,045,034		9,343,597
% per maturity term					66.5%

<CAPTION>

	06/30/2006					06/30/2005
	31 - 90	91 - 180	181 - 365	366 - 720	OVER 720 DAYS	MARKET VALUE
<S>	<C>	<C>	<C>	<C>	<C>	<C>
PUBLIC SECURITIES - DOMESTIC	157,075	338,595	349,611	842,550	1,198,994	1,481,687
Financial Treasury Bills	122,551	208,242	8,621	25,585	194,112	268,325
National Treasury Bills	-	21,086	322,868	749,402	165,055	12,489
National Treasury Notes	25,212	1,511	-	14,787	649,414	181,578
Central Bank Notes	-	96,934	-	-	-	247,808
National Treasury/Securitization	9,305	10,261	17,187	51,906	48,392	6,488
Brazilian External Debt Bonds	7	561	935	870	142,021	660,442
Investment in non Exclusive Funds	-	-	-	-	-	104,557
Financial Treasury Bills	-	-	-	-	-	104,228
Other	-	-	-	-	-	329
PUBLIC SECURITIES - FOREIGN	6	4,229	226,619	129,188	53,469	194,686
Austria	-	3,288	226,605	-	-	-
Argentina	6	16	14	-	11,274	29,431
Central Bank	-	-	-	-	-	22,153
National Treasury	6	16	14	-	11,274	7,278
Russia	-	406	-	-	34,629	107,273
United States	-	519	-	129,188	-	42,184
Other	-	-	-	-	7,566	15,798
CORPORATE SECURITIES	801,880	85,579	903,345	332,845	1,025,109	4,094,307
Euro Bonds and Others	12	1,892	652	37,878	192,056	265,632
Bank Deposit Certificates	798,288	43,235	846,666	174,161	296,427	2,606,776
Shares in Publicly Traded Companies	-	-	-	-	-	221,140
Debentures	-	35,086	30,909	68,608	428,867	535,388
Quotas of Fixed Income Funds	-	-	-	-	-	292,218
Quotas of Variable Income Funds	-	-	-	-	-	1,597
Quotas of Credit Right Funds	-	-	14,403	43,288	-	26,810
Real Estate Certificates Receivable	-	-	-	-	107,759	114,704
Other	3,580	5,366	10,715	8,910	-	30,042
PGBL/VGBL FUNDS QUOTAS	-	-	-	-	-	8,274,354
Total 06/30/2006	958,961	428,403	1,479,575	1,304,583	2,277,572	14,045,034
% per maturity term	4.7%	2.1%	7.3%	6.4%	11.2%	
Total 06/30/2005	407,592	396,553	1,706,294	410,114	1,780,884	
% per maturity term	2.9%	2.9%	12.1%	2.9%	12.7%	

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006 88

<PAGE>

d) AVAILABLE FOR SALE SECURITIES

<TABLE>
<CAPTION>

		06/30/2006			
	COST	ADJUSTMENT TO MARKET VALUE (IN STOCKHOLDERS' EQUITY)	MARKET VALUE	%	0 - 30
<S>	<C>	<C>	<C>	<C>	<C>
PUBLIC SECURITIES - DOMESTIC	3,029,933	74,695	3,104,628	26.2	128,731
Financial Treasury Bills	996,445	2,664	999,109	8.5	113,702
National Treasury Bills	959,013	1,572	960,585	8.1	14,992
National Treasury Notes	530,324	84,002	614,326	5.2	–
Central Bank Notes	25,909	(60)	25,849	0.2	–
National Treasury/Securitization	75,133	(1,998)	73,135	0.6	37
Brazilian External Debt Bonds	443,109	(11,485)	431,624	3.6	–
PUBLIC SECURITIES - FOREIGN	426,013	2,857	428,870	3.6	11,202
Portugal	363,639	2,857	366,496	3.1	8,411
Argentina	62,374	–	62,374	0.5	2,791
Central Bank	27,923	–	27,923	0.2	2,791
National Treasury	34,451	–	34,451	0.3	–
United States	–	–	–	–	–
CORPORATE SECURITIES	8,154,665	142,624	8,297,289	70.2	1,246,796
Euro Bonds and Others	4,107,179	(14,625)	4,092,554	34.6	127,271
Bank Deposit Certificates	573,125	–	573,125	4.8	1,089
Shares in Publicly-Traded Companies	727,938	108,591	836,529	7.1	836,529
Debentures	917,751	1,521	919,272	7.8	–
Promissory Notes	398,382	–	398,382	3.4	165,119
Mortgage Notes	–	–	–	–	–
Quotas of Fixed Income Funds	3,205	–	3,205	–	3,205
Quotas of Foreign Investment Funds	42,909	5,454	48,363	0.4	48,363
Quotas of Variable Income Funds	17,899	47,319	65,218	0.6	65,218
Quotas of Credit Right Funds	944,796	–	944,796	8.0	–
Real Estate Certificates Receivable	406,358	(5,636)	400,722	3.4	–
Other	15,123	–	15,123	0.1	2
TOTAL 06/30/2006	11,610,611	220,176	11,830,787	100.0	1,386,729
Deferred taxes		(85,019)			11.6%
Minority interest in subsidiaries		(383)			
Adjustment of securities in unconsolidated affiliates		15,523			
Adjustment of securities reclassified in prior years to securities held to maturity securities		29,499			
ADJUSTMENT TO MARKET VALUE - SECURITIES - 06/30/2006		179,796			
TOTAL 06/30/2005	10,245,410	490,841	10,736,251		1,712,515
Deferred taxes		(172,901)			16.0%
Minority interest in subsidiaries		(20,727)			
Adjustment of securities reclassified in prior years to securities held to maturity securities		16,691			
ADJUSTMENT TO MARKET VALUE - SECURITIES - 06/30/2006		313,904			

<CAPTION>

	06/30/2006					06/30/2005
	31 - 90	91 - 180	181 - 365	366 - 720	OVER 720 DAYS	MARKET VALUE
<S>	<C>	<C>	<C>	<C>	<C>	<C>
PUBLIC SECURITIES - DOMESTIC	29,112	194,123	1,148,967	422,707	1,180,988	4,021,228
Financial Treasury Bills	28,963	52,289	213,397	377,909	212,849	878,233
National Treasury Bills	–	96,504	849,089	–	–	907,018
National Treasury Notes	–	17,159	–	4,836	592,331	1,463,536
Central Bank Notes	–	25,849	–	–	–	173,272
National Treasury/Securitization	–	2,130	–	3,810	67,158	148,633
Brazilian External Debt Bonds	149	192	86,481	36,152	308,650	450,536
PUBLIC SECURITIES - FOREIGN	–	32,658	113,497	9,482	262,031	542,940
Portugal	–	–	103,510	–	254,575	469,962
Argentina	–	32,658	9,987	9,482	7,456	46,732
Central Bank	–	5,663	9,987	9,482	–	13,009
National Treasury	–	26,995	–	–	7,456	33,723
United States	–	–	–	–	–	26,246
CORPORATE SECURITIES	786,030	974,787	783,058	796,786	3,709,832	6,172,083
Euro Bonds and Others	692,914	645,088	752,185	390,804	1,484,292	3,831,625
Bank Deposit Certificates	4,017	162,527	15,820	385,969	3,703	167,598
Shares in Publicly-Traded Companies	–	–	–	–	–	902,079
Debentures	–	5,180	1,473	20,013	892,606	553,039
Promissory Notes	89,099	130,602	13,562	–	–	365,324
Mortgage Notes	–	–	–	–	–	144,538
Quotas of Fixed Income Funds	–	–	–	–	–	7,641
Quotas of Foreign Investment Funds	–	–	–	–	–	65,470
Quotas of Variable Income Funds	–	–	–	–	–	15,643
Quotas of Credit Right Funds	–	31,390	–	–	913,406	16,610
Real Estate Certificates Receivable	–	–	–	–	400,722	101,999
Other	–	–	18	–	15,103	517
TOTAL 06/30/2006	815,142	1,201,568	2,045,522	1,228,975	5,152,851	10,736,251
Deferred taxes	6.9%	10.2%	17.3%	10.4%	43.6%	
Minority interest in subsidiaries						
Adjustment of securities in unconsolidated affiliates						
Adjustment of securities reclassified in prior years to securities held to maturity securities						
ADJUSTMENT TO MARKET VALUE - SECURITIES - 06/30/2006						
TOTAL 06/30/2005	345,342	824,484	1,321,453	2,448,152	4,084,305	
Deferred taxes	3.2%	7.7%	12.3%	22.8%	38.0%	
Minority interest in subsidiaries						
Adjustment of securities reclassified in prior years to securities held to maturity securities						
ADJUSTMENT TO MARKET VALUE - SECURITIES - 06/30/2006						

</TABLE>

<PAGE>

e) HELD TO MATURITY SECURITIES

See below the composition of the held to maturity securities portfolio by
type, stated at its cost and by maturity term. In the carrying value, not
considered in results, the amount of R$ 29,499 (R$ 16,691 at 06/30/2005), is
included at 06/30/2006, relating to market adjustment of the reclassified
securities at 12/31/2003. Securities classified under this type, if stated
at market value, would present a positive adjustment of R$ 125,788 (positive
adjustment of R$ 174,713 at 06/30/2005).

<TABLE>
<CAPTION>

	06/30/2006					
	CARRYING VALUE	%	0 – 30	31 – 90	91 – 180	181 – 365	366 – 720
PUBLIC SECURITIES - DOMESTIC	1,258,031	76.5	–	–	19,771	11,558	328,086
National Treasury Notes (1)	770,359	46.8	–	–	9,585	–	200,602
National Treasury Notes - M (2)	61,118	3.7	–	–	10,186	10,186	20,373
Brazilian External Debt Bonds	426,554	26.0	–	–	–	1,372	107,111
PUBLIC SECURITIES - FOREIGN	20,326	1.2	308	273	–	–	–
CORPORATE SECURITIES	364,178	22.3	10,445	–	4,557	–	2,586
Euro Bonds and Others	271,442	16.5	5,306	–	35	–	–
Debentures (1)	78,140	4.8	–	–	4,522	–	2,586
Quotas of Foreign Investment Funds	5,139	0.3	5,139	–	–	–	–
Real Estate Certificate Receivables (1)	9,457	0.7	–	–	–	–	–
Other	–	–	–	–	–	–	–
Total 06/30/2006	1,642,535	100.0	10,753	273	24,328	11,558	330,672
% per maturity term			0.7%	0.0%	1.5%	0.7%	20.1%
Total 06/30/2005	2,241,174		205,252	7,959	126,932	30,531	65,424
% per maturity term			9.2%	0.4%	5.7%	1.4%	2.9%

<CAPTION>

	06/30/2006	06/30/2005
	OVER 720 DAYS	CARRYING VALUE
PUBLIC SECURITIES - DOMESTIC	898,616	1,795,510
National Treasury Notes (1)	560,172	1,040,549
National Treasury Notes - M (2)	20,373	86,662
Brazilian External Debt Bonds	318,071	668,299
PUBLIC SECURITIES - FOREIGN	19,745	21,710
CORPORATE SECURITIES	346,590	423,954
Euro Bonds and Others	266,101	309,716
Debentures (1)	71,032	97,580
Quotas of Foreign Investment Funds	–	6,167
Real Estate Certificate Receivables (1)	9,457	10,435
Other	–	56
Total 06/30/2006	1,264,951	2,241,174
% per maturity term	77.0%	
Total 06/30/2005	1,805,076	
% per maturity term	80.4%	

</TABLE>

(1) Includes investment of Itau Previdencia e Seguros S.A. in the amount of
R$ 594,862 (R$ 874,078 at 06/30/2005).

(2) Refers to securities issued in a nominative way which cannot be sold.

<PAGE>

f) DERIVATIVE FINANCIAL INSTRUMENTS

<TABLE>
<CAPTION>

		06/30/2006			
	COST	ADJUSTMENT TO MARKET VALUE (IN NET INCOME)	MARKET VALUE	%	0 - 30	31 - 90
<S>	<C>	<C>	<C>	<C>	<C>	<C>
ASSETS						
Futures	43,757	5,731	49,488	1.4	25	33,591
Option premiums	273,154	1,963	275,117	7.9	28,412	13,765
Forwards	271,809	(138)	271,671	7.8	85,459	90,705
Swaps - difference receivable	1,275,106	225,928	1,501,034	43.1	265,848	214,204
Others (*)	1,373,991	13,245	1,387,236	39.8	526,176	684,474
Total 06/30/2006	3,237,817	246,729	3,484,546	100.0	905,920	1,036,739
% per maturity term					25.9%	29.8%
Total 06/30/2005	2,279,568	314,833	2,594,401		464,164	395,485
% per maturity term					17.9%	15.2%
LIABILITIES						
Futures	(31,430)	(3,398)	(34,828)	1.4	(5,823)	(888)
Option premiums	(173,401)	28,850	(144,551)	5.8	(33,743)	(15,640)
Swaps - difference payable	(662,112)	(228,571)	(890,683)	35.5	(48,849)	(127,012)
Others (*)	(1,369,516)	(67,187)	(1,436,703)	57.3	(474,852)	(697,935)
Total 06/30/2006	(2,236,459)	(270,306)	(2,506,765)	100.0	(563,267)	(841,475)
% per maturity term					22.4%	33.6%
Total 06/30/2005	(1,414,023)	(319,730)	(1,733,753)		(306,584)	(363,423)
% per maturity term					17.7%	20.9%

<CAPTION>

	06/30/2006				06/30/2005
	91 - 180	181 - 365	366 - 720	OVER 720 DAYS	MARKET VALUE
<S>	<C>	<C>	<C>	<C>	<C>
ASSETS					
Futures	4,612	2,105	6,999	2,156	71,465
Option premiums	12,999	216,485	2,831	625	550,615
Forwards	32,141	63,366	–	–	197,422
Swaps - difference receivable	122,976	280,335	191,142	426,529	1,600,717
Others (*)	51,724	70,967	17,542	36,353	174,182
Total 06/30/2006	224,452	633,258	218,514	465,663	2,594,401
% per maturity term	6.4%	18.2%	6.3%	13.4%	
Total 06/30/2005	658,981	542,637	305,611	227,523	
% per maturity term	25.4%	20.9%	11.8%	8.8%	
LIABILITIES					
Futures	(2,921)	(1,452)	(3,751)	(19,993)	(52,988)
Option premiums	(22,260)	(61,721)	(11,187)	–	(593,501)
Swaps - difference payable	(226,772)	(129,950)	(146,615)	(211,485)	(966,208)
Others (*)	(75,652)	(83,952)	(69,044)	(35,268)	(121,056)
Total 06/30/2006	(327,605)	(277,075)	(230,597)	(266,746)	(1,733,753)
% per maturity term	13.1%	11.1%	9.2%	10.6%	
Total 06/30/2005	(497,138)	(240,498)	(211,402)	(114,708)	
% per maturity term	28.7%	13.9%	12.2%	6.6%	

</TABLE>

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and
     Non Deliverable Forward (NDFs).

In ITAU HOLDING at 06/30/2006, market values related to swap contracts,
involving foreign currency, interbank market, fixed rates and indices, total R$
75,747 (R$ 6,557 at 06/30/2005) in asset position, of which R$ 671 were
distributed at 06/30/2005 up to 30 days, R$ 63 from 31 to 180 days (R$ 31 at
06/30/2005), R$ 73,778 from 181 to 365 days (R$ 31 at 06/30/2005) and R$ 1,906
over 365 days (R$ 5,824 at 06/30/2005). Liability position totals R$ 37,592,
falling due from 181 to 365 days (R$ 2,991 at 06/30/2005, falling due over 365
days).

<PAGE>

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAU HOLDING and its subsidiaries are fully involved in the operation of derivative markets, either in complying with the growing clients' needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

o   Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
o   Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAU HOLDING carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAU HOLDING at June 30, 2006 were related to the foreign exchange rate, interest rate, U.S. dollar coupon and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situations.

Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

o   Futures and Forward Contracts: quotes on the stock exchanges;
o   Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad;
o   Options: statistical models that take over the volatility behavior of the asset object, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their notional values recorded in off-balance sheet accounts and adjustments/premiums are recorded in balance sheet accounts.

<PAGE>

<TABLE>
<CAPTION>

	OFF-BALANCE SHEET ACCOUNT NOTIONAL VALUE		BALANCE SHEET ACCOUNT RECEIVABLE/ (RECEIVED) (PAYABLE)/ PAID	ADJUSTMENT TO MARKET VALUE (IN NET INCOME)	MARKET VALUE	
	06/30/2006	06/30/2005	06/30/2006	06/30/2006	06/30/2006	06/30/2006
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Futures contracts	174,512,728	162,473,185	12,327	2,333	14,660	18,477
Purchase commitments	90,528,603	73,091,427	43,757	5,731	49,488	71,465
Foreign currency	5,908,527	17,724,500	16,653	1,137	17,790	20,423
Interbank market	26,687,715	30,146,482	1,282	1,691	2,973	337
Fixed rates	50,552,212	141,222	–	–	–	33
Indices	7,044,539	24,512,526	25,822	2,776	28,598	45,848
Other	335,610	566,697	–	127	127	4,824
Commitments to sell	83,984,125	89,381,758	(31,430)	(3,398)	(34,828)	(52,988)
Foreign currency	1,815,045	18,920,762	(6,953)	(275)	(7,228)	(26,650)
Interbank market	71,085,310	36,719,426	(19,754)	(1,488)	(21,242)	(1,493)
Fixed rates	6,533,197	56,684	–	–	–	(62)
Indices	3,957,433	33,241,467	(4,587)	(1,633)	(6,220)	(23,528)
Other	593,140	443,419	(136)	(2)	(138)	(1,255)
Swap contracts			612,994	(2,643)	610,351	634,509
Asset position	45,039,768	29,096,576	1,275,106	225,928	1,501,034	1,600,717
Foreign currency	7,730,863	4,973,124	93,208	(13,378)	79,830	22,031
Interbank market	18,817,786	14,215,361	1,002,642	140,192	1,142,834	1,425,697
Fixed rates	6,266,139	3,336,227	162,732	38,757	201,489	130,171
Indices	12,160,028	6,559,819	7,790	60,550	68,340	20,495
Other	64,952	12,045	8,734	(193)	8,541	2,323
Liability position	44,426,774	28,501,742	(662,112)	(228,571)	(890,683)	(966,208)
Foreign currency	7,203,291	8,150,288	(96,841)	(132,447)	(229,288)	(77,454)
Interbank market	20,592,491	10,679,034	(353,906)	(34,129)	(388,035)	(708,381)
Fixed rates	6,063,223	3,730,685	(23,830)	(37,040)	(60,870)	(155,992)
Indices	10,507,579	5,865,222	(178,992)	(24,979)	(203,971)	(6,323)
Other	60,190	76,513	(8,543)	24	(8,519)	(18,058)
Option contracts	104,980,310	55,304,662	99,753	30,813	130,566	(42,886)
Purchase commitments						
-purchased position	9,920,477	22,606,017	62,379	(31,965)	30,414	63,621
Foreign currency	9,014,587	9,628,622	57,607	(32,328)	25,279	20,853
Interbank market	724,932	707	–	37	37	4
Indices	9,090	11,392,567	–	–	–	1,739
Shares	132,196	675,280	4,331	181	4,512	37,043
Other	39,672	908,841	441	145	586	3,982
Commitments to sell						
- purchased position	37,822,600	5,971,080	210,775	33,928	244,703	486,994
Foreign currency	1,988,838	4,684,994	20,077	4,029	24,106	451,768
Fixed rates	2,047,969	–	14	(9)	5	–
Indices	32,717,214	117,520	47,812	23,816	71,628	10
Shares	880,491	778,775	139,192	5,601	144,793	30,603
Other	188,088	389,791	3,680	491	4,171	4,613
Purchase position						
- sold position	38,533,907	8,457,939	(123,955)	45,055	(78,900)	(135,295)
Foreign currency	10,696,890	8,197,897	(83,293)	45,618	(37,675)	(125,233)
Interbank market	99,991	880	–	20	20	(229)
Indices	27,533,150	–	(23,398)	7,230	(16,168)	–
Shares	190,030	239,393	(17,025)	(7,813)	(24,838)	(9,833)
Other	13,846	19,769	(239)	–	(239)	–
Commitments to sell						
- sold position	18,703,326	18,269,626	(49,446)	(16,205)	(65,651)	(458,206)
Foreign currency	2,018,981	5,889,763	(29,845)	(15,149)	(44,994)	(419,607)
Indices	16,319,223	11,590,410	(13,609)	(2,300)	(15,909)	(10)
Shares	71,960	432,564	(2,540)	(1,281)	(3,821)	(36,800)
Other	293,162	356,889	(3,452)	2,525	(927)	(1,789)
Forward - Sales receivable			271,809	(138)	271,671	197,422
Shares			271,775	(138)	271,637	197,015
Other			34	–	34	407
Other derivative						
financial instruments (*)	17,438,248	7,408,521	4,475	(53,942)	(49,467)	53,126
Asset position	8,133,658	4,392,039	1,373,991	13,245	1,387,236	174,182
Liability position	9,304,590	3,016,482	(1,369,516)	(67,187)	(1,436,703)	(121,056)
ASSETS			3,237,817	246,729	3,484,546	2,594,401
LIABILITIES			(2,236,459)	(270,306)	(2,506,765)	(1,733,753)
TOTAL			1,001,358	(23,577)	977,781	860,648

DERIVATIVE CONTRACTS MATURE AS FOLLOWS (IN DAYS):

Clearing	0 – 30	31 – 180	181 – 365	OVER 365	06/30/2006	06/30/2005
Futures	31,654,356	113,918,908	9,491,314	19,448,150	174,512,728	162,473,185
Swaps	8,000,650	11,649,980	11,030,261	13,083,771	43,764,662	27,634,413
Options	6,251,429	18,639,054	72,981,704	7,108,123	104,980,310	55,304,662
Other	2,230,072	6,540,961	2,059,507	6,607,708	17,438,248	7,408,521

</TABLE>

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and
     Non Deliverable Forward (NDFs).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   93

<PAGE>

g) CHANGES IN ADJUSTMENT TO MARKET VALUE FOR THE PERIOD

	01/01 to 06/30/2006	01/01 to 06/30/2005
Opening balance	247,765	356,238
Adjustments with impacts on:		
Net income	(27,258)	(75,328)
Stockholders' equity	(214,396)	(242,474)
Write-offs due to permanent losses	–	35,530
Closing balance	6,111	73,966
Adjustment to market value	186,111	473,966
Trading securities	(10,488)	7,757
Available for sale securities	220,176	490,841
Derivative financial instruments (assets and liabilities)	(23,577)	(24,632)
Additional provision (*)	(180,000)	(400,000)

(*) Aims at covering risks of current and future fluctuation in the prices,
     considering high volatilty the scenarios.

For a better understanding, the following table shows the change in the
additional provision for securities and the unrealized gain of available for
sale securities and of held to maturity securities:

	06/30/2006	06/30/2005
Additional provision	180,000	400,000
Adjustment to available for sale securities - Stockholders' equity	220,176	490,841
Adjustment to held to maturity securities (*)	155,287	191,404
Total unrealized gain	555,463	1,082,245

(*) At 06/30/2006 includes the amount of R$ 29,499 (R$ 16,691 at 06/30/2005)
     regarding the adjustment to market value of securities reclassified up to
     12/31/2003, not recognized in the net income.

h) REALIZED GAIN OF SECURITIES PORTFOLIO

	01/01 to 06/30/2006	01/01 to 06/30/2005
Gain (loss) - trading securities and derivative financial instruments	34,570	41,985
Gain (loss) - available for sale securities	226,764	45,331
Total of realized gain	261,334	87,316
Adjustment to market value with impact on net income	(27,258)	(75,328)
Total	234,076	11,988

i) RECLASSIFICATION OF SECURITIES (ARTICLE 5 OF BACEN CIRCULAR LETTER 3068, OF
    NOVEMBER 8,2001)

    The management's Financial Risk Management Committee sets forth guidelines
    to classify securities.

    The current securities of the portfolio, as well as the securities
    purchased in the period, are periodically and sistematically evaluated
    based on such guidelines.

    No reclassification or changes to the current guidelines were carried out
    in the period.

<PAGE>

NOTE 7 - LOAN, CAPITAL LEASING AND OTHER CREDIT OPERATIONS

a) COMPOSITION OF THE PORTFOLIO WITH CHARACTERISTICS OF CREDIT ASSIGNMENT

   I- BY TYPE OF OPERATIONS AND RISK LEVEL

<TABLE>
<CAPTION>

	06/30/2006				
RISK LEVELS	AA	A	B	C	D
<S>	<C>	<C>	<C>	<C>	<C>
Loan operations	10,266,764	18,808,930	8,841,779	3,081,617	1,836,635
Loans and discounted trade receivables	5,335,443	9,499,684	6,770,535	2,227,234	1,511,967
Financing	3,560,223	7,385,861	1,404,494	592,015	200,999
Farming and agribusiness industries	1,269,928	797,578	476,697	65,207	40,790
Real estate financing	101,170	1,125,807	190,053	197,161	82,879
Capital leasing operations	376,160	8,787,692	1,248,418	439,734	156,466
Credit card operations	–	1,609,520	3,783,038	587,868	562,639
Advances on exchange contracts (1)	378,486	420,922	289,928	112,581	25,986
Other sundry receivables (2)	4,120	8,881	54,503	8,066	17,926
Total operations with characteristics of credit assignment	11,025,530	29,635,945	14,217,666	4,229,866	2,599,652
Endorsements and Sureties (3)					
Total with endorsements and sureties	11,025,530	29,635,945	14,217,666	4,229,866	2,599,652
Total - 06/30/2005	5,894,047	27,446,061	11,628,330	2,592,845	1,697,037

<CAPTION>

	06/30/2006				
RISK LEVELS	E	F	G	H	Total
<S>	<C>	<C>	<C>	<C>	<C>
Loan operations	1,556,096	1,472,832	418,047	1,055,362	47,338,062
Loans and discounted trade receivables	1,312,479	1,347,117	330,537	793,607	29,128,603
Financing	81,331	77,799	44,633	182,238	13,529,593
Farming and agribusiness industries	100,975	3,478	284	8,989	2,763,926
Real estate financing	61,311	44,438	42,593	70,528	1,915,940
Capital leasing operations	31,424	29,296	21,078	122,321	11,212,589
Credit card operations	299,386	194,327	117,866	327,642	7,482,286
Advances on exchange contracts (1)	3,652	4,238	370	1,042	1,237,205
Other sundry receivables (2)	459	1,369	1,086	15,948	112,358
Total operations with characteristics of credit assignment	1,891,017	1,702,062	558,447	1,522,315	67,382,500
Endorsements and sureties (3)					7,400,835
Total with endorsements and sureties	1,891,017	1,702,062	558,447	1,522,315	74,783,335
Total - 06/30/2005	1,307,626	1,011,320	259,212	511,448	52,347,926

<CAPTION>

	06/30/2005
RISK LEVELS	TOTAL
<S>	<C>
Loan operations	39,322,688
Loans and discounted trade receivables	23,363,914
Financing	11,707,899
Farming and agribusiness industries	2,367,097
Real estate financing	1,883,778
Capital leasing operations	5,924,748
Credit card operations	5,389,574
Advances on exchange contracts (1)	1,578,472
Other sundry receivables (2)	132,444
Total operations with characteristics of credit assignment	52,347,926
Endorsements and sureties (3)	6,299,205
Total with endorsements and sureties	58,647,131
Total - 06/30/2005	

</TABLE>

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances
     Granted, reclassified from Liabilities - Foreign Exchange Portfolio/ Other
     Credits (Note 2a).

(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets
     and Endorsements and Sureties paid.

(3) Recorded in Memorandum Accounts.

<PAGE>

II- PER MATURITY AND RISK LEVEL

<TABLE>
<CAPTION>

	06/30/2006					
	AA	A	B	C	D	E
	ABNORMAL SITUATION (1)(2)					
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Falling due installments	-	-	776,454	572,307	404,424	340,122
01 to 30	-	-	35,739	30,383	26,896	25,233
31 to 60	-	-	29,036	24,068	19,904	18,395
61 to 90	-	-	28,632	23,247	19,674	17,044
91 to 180	-	-	84,214	70,207	55,492	47,334
181 to 365	-	-	153,419	122,777	91,927	74,154
Over 365	-	-	445,414	301,625	190,531	157,962
Overdue installments	-	-	134,202	205,017	424,740	345,669
01 to 14	-	-	4,867	16,153	11,366	9,733
15 to 30	-	-	129,335	47,702	111,174	50,022
31 to 60	-	-	-	141,162	127,190	70,301
61 to 90	-	-	-	-	175,010	67,727
91 to 180	-	-	-	-	-	147,886
181 to 365	-	-	-	-	-	-
Over 365	-	-	-	-	-	-
SUBTOTAL	-	-	910,656	777,324	829,164	685,791
SPECIFIC ALLOWANCE	-	-	(9,107)	(23,320)	(82,916)	(205,737)
SUBTOTAL 06/30/2005	-	-	622,927	465,043	549,742	418,102
	NORMAL SITUATION					
Falling due installments	10,990,821	29,506,856	13,086,895	3,367,644	1,685,635	1,164,883
01 to 30	1,824,487	4,566,312	4,919,148	1,395,182	706,092	244,765
31 to 60	974,615	2,009,332	1,528,322	473,850	149,126	68,709
61 to 90	696,752	1,644,690	1,132,982	334,931	103,083	49,530
91 to 180	1,319,602	3,404,078	1,695,709	418,728	190,054	131,615
181 to 365	1,836,634	4,986,298	1,636,104	374,036	227,788	208,381
Over 365	4,338,731	12,896,146	2,174,630	370,917	309,492	461,883
Overdue up to 14 days	34,709	129,089	220,115	84,898	84,853	40,343
SUBTOTAL	11,025,530	29,635,945	13,307,010	3,452,542	1,770,488	1,205,226
GENERIC ALLOWANCE	-	(148,180)	(133,070)	(103,576)	(177,050)	(361,568)
SUBTOTAL 06/30/2005	5,894,047	27,446,061	11,005,403	2,127,802	1,147,295	889,524
TOTAL	11,025,530	29,635,945	14,217,666	4,229,866	2,599,652	1,891,017
EXISTING ALLOWANCE	-	(148,180)	(142,177)	(321,491)	(779,637)	(945,319)
Minimum required allowance (3)	-	(148,180)	(142,177)	(126,896)	(259,966)	(567,305)
Additional allowance (4)	-	-	-	(194,595)	(519,671)	(378,014)
TOTAL 06/30/2005	5,894,047	27,446,061	11,628,330	2,592,845	1,697,037	1,307,626
EXISTING ALLOWANCE 06/30/2005	-	(137,230)	(204,511)	(259,025)	(508,941)	(653,682)
Minimum required allowance (3)	-	(137,230)	(116,283)	(77,785)	(169,704)	(392,288)
Additional allowance (4)	-	-	(88,228)	(181,240)	(339,237)	(261,394)

<CAPTION>

	06/30/2006				06/30/2005
	F	G	H	Total	Total
	ABNORMAL SITUATION (1)(2)				
<S>	<C>	<C>	<C>	<C>	<C>
Falling due installments	468,920	202,999	361,198	3,126,424	1,751,064
01 to 30	32,789	13,282	32,412	196,734	108,751
31 to 60	23,930	11,072	19,335	145,740	85,734
61 to 90	22,712	10,846	17,553	139,708	81,845
91 to 180	64,197	29,464	46,097	397,005	232,008
181 to 365	106,304	45,740	78,569	672,890	377,428
Over 365	218,988	92,595	167,232	1,574,347	865,297
Overdue installments	390,495	298,086	778,979	2,577,188	1,433,619
01 to 14	13,950	5,840	10,302	72,211	35,539
15 to 30	36,428	10,052	25,455	410,168	332,310
31 to 60	58,778	18,979	37,615	454,025	301,695
61 to 90	57,802	26,116	41,004	367,659	215,699
91 to 180	223,537	237,099	220,318	828,840	394,045
181 to 365	-	-	389,921	389,921	136,066
Over 365	-	-	54,364	54,364	18,264
SUBTOTAL	859,415	501,085	1,140,177	5,703,612	3,184,683
SPECIFIC ALLOWANCE	(429,708)	(350,760)	(1,140,177)	(2,241,724)	(1,000,903)
SUBTOTAL 06/30/2005	514,294	238,014	376,561	3,184,683	
	NORMAL SITUATION				
Falling due installments	823,536	54,992	370,416	61,051,678	48,807,500
01 to 30	116,739	13,603	79,754	13,866,082	12,578,556
31 to 60	40,143	3,511	25,192	5,272,800	4,378,743
61 to 90	34,841	2,757	16,361	4,015,927	3,336,447
91 to 180	87,424	5,965	42,184	7,295,359	6,032,382
181 to 365	140,417	9,524	63,550	9,482,732	6,730,847
Over 365	403,972	19,632	143,375	21,118,778	15,750,525
Overdue up to 14 days	19,111	2,370	11,722	627,210	355,743
SUBTOTAL	842,647	57,362	382,138	61,678,888	49,163,243
GENERIC ALLOWANCE	(421,324)	(40,154)	(382,138)	(1,767,060)	(1,090,943)
SUBTOTAL 06/30/2005	497,026	21,198	134,887	49,163,243	
TOTAL	1,702,062	558,447	1,522,315	67,382,500	52,347,926
EXISTING ALLOWANCE	(1,191,273)	(558,392)	(1,522,315)	(5,608,784)	(3,241,846)
Minimum required allowance (3)	(851,031)	(390,914)	(1,522,315)	(4,008,784)	(2,091,846)
Additional allowance (4)	(340,242)	(167,478)	-	(1,600,000)	(1,150,000)
TOTAL 06/30/2005	1,011,320	259,212	511,448	52,347,926	
EXISTING ALLOWANCE 06/30/2005	(707,823)	(259,186)	(511,448)	(3,241,846)	

```
   Minimum required allowance (3)                     (505,660)    (181,448)    (511,448)   (2,091,846)
   Additional allowance (4)                           (202,163)     (77,738)         -      (1,150,000)
=====================================================================================================================
</TABLE>
```

(1) For the operations presenting overdue installments for more than 14 days or
     responsibility of bankrupted companies, or under bankruptcy process.

(2) The balance of non-accrual operations amount to R$ 3,422,776 (R$ 1,593,107
     at 06/30/2005).

(3) The policy of not using the classification of level "AA" for micro, small
     and middle market companies, and also for individuals, was maintained. As a
     consequence, all loan operations with clients classified in this segment
     are charged by the recording of a provision upon the extension of credit.

(4) Allocated, by BACEN request, so as to explain, at each risk level, the
     excess measured through the use of statistic models to evaluate the
     portfolios under conditions of "stress" in the economic scenario.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   96

<PAGE>

III) BY BUSINESS SECTOR

<TABLE>
<CAPTION>

	06/30/2006	%	06/30/2005	%
<S>	<C>	<C>	<C>	<C>
PUBLIC SECTOR	1,246,305	1.8	1,381,259	2.6
Chemical and Petrochemical	194,714	0.3	271,760	0.5
Generation and distribution of electric energy	922,413	1.4	880,426	1.7
Other	129,178	0.2	229,073	0.4
PRIVATE SECTOR	66,136,195	98.2	50,966,667	97.4
CORPORATIONS	30,435,249	45.2	26,260,078	50.2
INDUSTRY	12,101,954	18.0	12,038,478	23.0
Food and beverages	1,944,350	2.9	1,987,961	3.8
Steel and metallurgy	1,353,899	2.0	1,316,967	2.5
Chemical and petrochemical	1,850,737	2.7	1,694,664	3.2
Electrical and electronic	776,239	1.2	616,535	1.2
Paper and pulp	492,612	0.7	615,702	1.2
Light and heavy vehicles	519,954	0.8	1,011,177	1.9
Textile and clothing	771,759	1.1	703,568	1.3
Mechanics	504,396	0.7	390,756	0.7
Tobacco	444,376	0.7	562,833	1.1
Fertilizers, insecticides and crop protection	742,694	1.1	618,293	1.2
Autoparts and accessories	485,581	0.7	523,955	1.0
Construction material	473,533	0.7	604,954	1.2
Pharmaceuticals	276,636	0.4	92,327	0.2
Wood and furniture	531,651	0.8	546,608	1.0
Tractors and agribusiness machinery	99,288	0.1	77,242	0.1
Other	834,249	1.2	674,936	1.3
COMMERCE	4,657,675	6.9	3,788,193	7.2
Retail	3,876,261	5.8	3,006,591	5.7
Wholesale	576,784	0.9	526,548	1.0
Other	204,630	0.3	255,053	0.5
SERVICES	10,098,796	15.0	7,662,497	14.6
Telecommunications	1,193,734	1.8	1,092,578	2.1
Electrical energy generation and distribution	1,993,623	3.0	1,942,265	3.7
Financial	938,693	1.4	605,039	1.2
Service companies	1,762,625	2.6	1,230,767	2.4
Contractors and real estate agents	793,055	1.2	656,446	1.3
Real estate financing (company)	372,244	0.6	190,524	0.4
Public services concessionaires	427,724	0.6	318,854	0.6
Transportation	840,862	1.2	542,171	1.0
Communications	162,204	0.2	49,194	0.1
Other	1,614,032	2.4	1,034,659	2.0
PRIMARY SECTOR	3,041,983	4.5	2,410,244	4.6
Mining	401,249	0.6	329,232	0.6
Farming and live stock	2,606,685	3.9	2,040,258	3.9
Other	34,049	0.1	40,754	0.1
OTHER	534,841	0.8	360,666	0.7
INDIVIDUALS	35,700,946	53.0	24,706,589	47.2
Credit cards	7,375,747	10.9	5,359,104	10.2
Real estate financing	1,543,696	2.3	1,693,254	3.2
Consumer loans/vehicles/overdraft	26,781,503	39.7	17,654,231	33.7
TOTAL	67,382,500	100.0	52,347,926	100.0

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006　　　　　　　　　　　　　　　　　　　　　　　　　　　97

\<PAGE\>

b) CREDIT CONCENTRATION

\<TABLE\>
\<CAPTION\>

LOAN, CAPITAL LEASING AND OTHER CREDIT OPERATIONS (*)	06/30/2006		06/30/2005	
	RISK	% OF TOTAL	RISK	% OF TOTAL
\<S\>	\<C\>	\<C\>	\<C\>	\<C\>
Largest debtor	517,373	0.7	685,679	1.2
20 largest debtors	6,815,786	9.1	7,038,720	12.0
50 largest debtors	11,710,134	15.7	11,773,522	20.1
100 largest debtors	16,514,378	22.1	15,770,025	26.9

\</TABLE\>

\<TABLE\>
\<CAPTION\>

LOAN, CAPITAL LEASING AND OTHER CREDIT OPERATIONS AND SECURITIES OF COMPANIES AND FINANCIAL INSTITUTIONS (*)	06/30/2006		06/30/2005	
	RISK	% OF TOTAL	RISK	% OF TOTAL
\<S\>	\<C\>	\<C\>	\<C\>	\<C\>
Largest debtor	797,673	0.9	1,002,457	1.4
20 largest debtors	10,519,608	12.0	10,846,449	15.6
50 largest debtors	17,826,230	20.3	18,028,292	26.0
100 largest debtors	24,454,984	27.8	23,361,677	33.7

\</TABLE\>

(*) The amounts include endorsements and sureties.

c) CHANGES IN ALLOWANCE FOR LOAN LOSSES

	01/01 TO 06/30/2006	01/01 TO 06/30/2005
Opening balance	(4,107,176)	(3,053,555)
Net increase for the period	(2,883,672)	(1,426,223)
Write-Offs	1,382,064	1,237,932
Closing balance	(5,608,784)	(3,241,846)
Specific allowance (1)	(2,241,724)	(1,000,903)
Generic allowance (2)	(1,767,060)	(1,090,943)
Additional allowance (3)	(1,600,000)	(1,150,000)

(1) For operations with past due installments of over 14 days or under
     responsibility of bankrupted companies or in bankruptcy process.

(2) For operations not covered by the previous item due to the classification
     of the client or operation.

(3) Refers to the provision in excess of the minimum required, recorded based
     on conservative criteria adopted by management in accordance with good
     banking practice, in order to cover any unexpected losses resulting from a
     strong reversal of the economic cycle, quantified based on historical data
     considering loan portfolios in cases of economic crisis.

 Obs.: The specific and generic allowances reflect the effects of a
 supplementary allowance totaling R$ 268,963 (R$ 187,514 at 06/30/2005) as it
 does not consider the option established by article 5 of CMN Resolution 2682,
 of 12/21/1999, altered by article 2 of CMN Resolution 2697 of 02/24/2000, that
 the loan transactions with clients whose total liability is below R$ 50 (Fifty
 thousand reais) could be determined based only on the overdue amounts.

 At June 30, 2006, the balance of the allowance for loan losses in relation to
 the credit portfolio is equivalent to 8.3% (6.2% at 06/30/2005).

```
<PAGE>
```

d) RECOVERY AND RENEGOTIATION OF CREDITS

   I- COMPOSITION OF THE RESULT OF ALLOWANCE FOR LOAN LOSSES

	01/01 TO 06/30/2006	01/01 TO 06/30/2005
Net recognition for the period	(2,883,672)	(1,426,223)
Recoveries	375,753	352,257
Renegotiation	113,770	93,747
Receipt	261,983	258,510
Result of allowance for loan losses	(2,507,919)	(1,073,966)

   II- RENEGOTIATED CREDITS

	06/30/2006	06/30/2005
Renegotiated credits	2,004,079	1,136,179
Allowance for loan losses	(968,344)	(468,148)
(%)	48.3	41.2

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   99

<PAGE>

e) CREDIT ASSIGNMENT

    In June, credit assignments without joint liability were carried out,
    related to those operations the recovery of which is considered remote by
    Management and that up to March 31 were written off in addition to losses,
    as mentioned in Note 2b. This portfolio, in the amount of R$ 1,244,539, was
    realized at R$ 184,948 in accordance with the appraisal report, in
    conformity with CMN Resolution No. 2,836 of May 30, 2001.

    If the previously adopted procedure had been used, the amount of R$ 291,811
    would have been written off in addition to losses, which would then decrease
    the portfolio balance and the related allowance at the same amount, without
    any effect in results.

f) RESTRICTED OPERATIONS ON ASSETS

    We present below information related to restricted operations on assets,
    realized in accordance with CMN Resolution 2,921 of January 17, 2002.

<TABLE>
<CAPTION>

			06/30/2006		01/01 TO 06/30/2006
	0 - 30	31 - 180	OVER 365	TOTAL	INCOME (EXPENSES)
<S>	<C>	<C>	<C>	<C>	<C>
Restricted operations on assets					
Loan operations	23,145	163,336	238,993	425,474	2,523
Liabilities - restricted operations on assets					
Foreign borrowing in securities	23,116	163,220	239,063	425,399	(1,456)
Net revenue from restricted operations					1,067

</TABLE>

At 06/30/2006, there were no default operations.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   100

<PAGE>

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

```
=========================================================================
                                    06/30/2006      06/30/2005
                                    --------------  --------------
ASSETS - OTHER RECEIVABLES           12,083,916      13,605,715
  Exchange purchase pending
   settlement - foreign currency      6,633,766       7,019,091
  Foreign currency bills exchange
   and term document - foreign currency    5,356         3,581
  Exchange sale rights -
   local currency                     5,585,887       6,699,975
  (-) Advances received -
   local currency                      (141,093)       (116,932)
LIABILITIES - OTHER LIABILITIES (Note 2a)  12,308,208  13,814,365
  Exchange sales pending
   settlement - foreign currency      5,482,514       5,699,060
  Exchange purchase
   liabilities - local currency       6,823,540       8,111,759
  Other                                   2,154           3,546
MEMORANDUM ACCOUNTS                      90,252         112,609
  Outstanding import credits -
   foreign currency                      62,367          62,424
  Confirmed export credits -
   foreign currency                      27,885          50,185
=========================================================================
```

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   101

<PAGE>

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a)   SUMMARY

<TABLE>
<CAPTION>

	06/30/2006						06/30/2005	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	37,159,990	4,345,064	6,089,049	5,326,595	52,920,698	52.4	43,694,392	52.7
Deposits received under securities repurchase agreements	10,010,401	2,213,525	1,224,119	14,157,957	27,606,002	27.3	17,888,021	21.6
Funds from acceptance and issuance of securities	607,159	352,095	426,864	5,405,037	6,791,155	6.7	5,350,149	6.5
Borrowings and onlendings	360,004	1,752,401	1,586,168	4,227,945	7,926,518	7.9	9,111,209	11.0
Securitization of foreign payment orders	–	89,238	97,430	994,228	1,180,896	1.2	2,274,728	2.7
Subordinated debts	–	67,058	6	4,467,797	4,534,861	4.5	4,537,413	5.5
TOTAL	48,137,554	8,819,381	9,423,636	34,579,559	100,960,130		82,855,912	
% per maturity date	47.7	8.7	9.3	34.3				
TOTAL - 06/30/2005	39,317,973	9,810,329	6,476,859	27,250,751	82,855,912			
% per maturity date	47.5	11.8	7.8	32.9				

</TABLE>

b)   DEPOSITS

<TABLE>
<CAPTION>

	06/30/2006						06/30/2005	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	10,806,816	–	–	–	10,806,816	20.4	10,250,110	23.5
Savings accounts	19,306,043	–	–	–	19,306,043	36.5	18,571,447	42.4
Interbank	897,908	269,219	7,145	–	1,174,272	2.2	556,296	1.3
Time deposits	5,766,398	4,075,845	6,081,904	5,326,595	21,250,742	40.2	14,103,616	32.3
Other deposits	382,825	–	–	–	382,825	0.7	212,923	0.5
TOTAL	37,159,990	4,345,064	6,089,049	5,326,595	52,920,698		43,694,392	
% per maturity date	70.2	8.2	11.5	10.1				
TOTAL - 06/30/2005	32,896,761	6,140,138	2,662,476	1,995,017	43,694,392			
% per maturity date	75.2	14.1	6.1	4.6				

</TABLE>

<PAGE>

c) DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS

<TABLE>
<CAPTION>

	06/30/2006						06/30/2005	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Own portfolio	1,446,526	2,213,525	1,224,119	14,157,957	19,042,127	68.9	14,655,353	81.9
Government securities	226,005	111,319	–	13,116	350,440	1.3	138,917	0.8
Private securities	–	179,515	5,065	572,590	757,170	2.7	133,488	0.7
Own issue	540,574	1,811,288	1,173,445	13,463,931	16,989,238	61.5	12,542,335	70.1
Foreign	679,947	111,403	45,609	108,320	945,279	3.4	1,840,613	10.3
Third-party portfolio	5,593,878	–	–	–	5,593,878	20.3	3,232,668	18.1
Free portfolio	2,969,997	–	–	–	2,969,997	10.8	–	–
TOTAL	10,010,401	2,213,525	1,224,119	14,157,957	27,606,002		17,888,021	
% per maturity date	36.3	8.0	4.4	51.3				
TOTAL - 06/30/2005	5,505,883	986,590	1,395,229	10,000,319	17,888,021			
% per maturity date	30.8	5.5	7.8	55.9				

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   103

<PAGE>

d) FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES

<TABLE>
<CAPTION>

	06/30/2006						06/30/2005	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
\<S\>	\<C\>	\<C\>	\<C\>	\<C\>	\<C\>	\<C\>	\<C\>	\<C\>
MORTGAGE AND REAL								
ESTATE NOTES	–	–	242,778	–	242,778	3.6	–	–
DEBENTURES	–	120,700	–	2,850,000	2,970,700	43.7	1,451,915	27.1
FOREIGN BORROWING IN								
SECURITIES	607,159	231,395	184,086	2,555,037	3,577,677	52.7	3,898,234	72.9
Trade Related –								
Issued overseas –								
Bankers Acceptance	–	–	–	–	–	–	23,349	0.4
Non-Trade Related	607,159	231,395	184,086	2,555,037	3,577,677	52.7	3,874,885	72.5
Issued in Brazil –								
Fixed Rate Notes	2,502	1,549	–	449,942	453,993	6.7	475,301	8.9
Issued overseas	604,657	229,846	184,086	2,105,095	3,123,684	46.0	3,399,584	63.6
Brazil Risk								
Note Programme	93,029	173,640	165,794	631,542	1,064,005	15.7	924,063	17.3
Euro CD	71,351	15,620	5,483	–	92,454	1.4	19,245	0.4
Euro Medium Term								
Note Programme	–	93	–	15,150	15,243	0.2	249,970	4.7
Euronotes	–	4,587	–	241,611	246,198	3.6	263,688	4.9
Fixed Rate Notes	436,771	31,187	12,809	1,216,792	1,697,559	25.0	1,911,035	35.7
Others	3,506	4,719	–	–	8,225	0.1	31,583	0.6
TOTAL	607,159	352,095	426,864	5,405,037	6,791,155		5,350,149	
% per maturity date	8.9	5.2	6.3	79.6				
TOTAL – 06/30/2005	306,556	330,014	176,503	4,537,076	5,350,149			
% per maturity date	5.7	6.2	3.3	84.8				

</TABLE>

<PAGE>

e) BORROWINGS AND ONLENDINGS

<TABLE>
<CAPTION>

	06/30/2006						06/30/2005	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
\<S>	\<C>	\<C>	\<C>	\<C>	\<C>	\<C>	\<C>	\<C>
BORROWINGS	237,878	1,209,376	970,551	1,320,456	3,738,261	47.2	5,160,891	56.7
Local	20,031	135,865	40	5,163	161,099	2.0	225,382	2.5
Foreign (*)	217,847	1,073,511	970,511	1,315,293	3,577,162	45.2	4,935,509	54.2
ONLENDINGS	122,126	543,025	615,617	2,907,489	4,188,257	52.8	3,950,318	43.3
Local onlendings -								
official institutions	122,126	538,114	615,617	2,686,859	3,962,716	50.0	3,927,869	43.1
BNDES	66,747	356,879	337,524	1,687,578	2,448,728	30.9	2,507,522	27.5
FINAME	54,731	176,575	275,127	965,851	1,472,284	18.6	1,321,402	14.5
Others	648	4,660	2,966	33,430	41,704	0.5	98,945	1.1
Foreign onlendings	–	4,911	–	220,630	225,541	2.8	–	–
Interbank	–	–	–	–	–	–	22,449	0.2
TOTAL	360,004	1,752,401	1,586,168	4,227,945	7,926,518		9,111,209	
% per maturity date	4.5	22.1	20.0	53.4				
TOTAL - 06/30/2005	608,773	2,025,186	2,002,951	4,474,299	9,111,209			
% per maturity date	6.7	22.2	22.0	49.1				

</TABLE>

(*) Foreign borrowings are basically represented by investments in foreign
     trade transactions related to export pre-financing and import financing.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   105

<PAGE>

f) SECURITIZATION OF FOREIGN PAYMENT ORDERS

    Funds obtained abroad through the sales to Brazilian Diversified Payment
    Rights Finance Company of rights related to payment orders receivable
    abroad.

<TABLE>
<CAPTION>

	06/30/2006				06/30/2005	
	31-180	181-365	Over 365	Total	Total	%
<S>	<C>	<C>	<C>	<C>	<C>	<C>
TOTAL	89,238	97,430	994,228	1,180,896	2,274,728	100.0
% per maturity date	7.5	8.3	84.2			
TOTAL - 06/30/2005	255,463	239,693	1,779,572	2,274,728		
% per maturity date	11.3	10.5	78.2			

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   106

<PAGE>

g)　SUBORDINATED DEBT

　　　Funds obtained through the issue of subordinated debt securities, in
　　　accordance with the conditions determined by CMN Resolution 2,837, of
　　　05/30/2001, are as follows:

<TABLE>
<CAPTION>

	06/30/2006					06/30/2005	
	31-180	181-365	Over 365	Total	%	Total	%
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
BDC (1)	2,523	-	2,042,921	2,045,444	45.1	1,866,368	41.1
Debentures (2)	27,987	-	600,000	627,987	13.8	633,744	14.0
Euronotes (3)	22,853	6	974,150	997,009	22.0	1,102,549	24.3
Redeemable preferred shares (4)	13,695	-	850,726	864,421	19.1	934,752	20.6
TOTAL	67,058	6	4,467,797	4,534,861		4,537,413	
% per maturity date	1.5	0.0	98.5				
TOTAL - 06/30/2005	72,945	-	4,464,468	4,537,413			
% per maturity date	1.6	-	98.4				

</TABLE>

(1) Bank Deposit Certificates:
　　　-　　issued on 12/23/2002, with nominal value of R$ 850,000, with maturity
　　　　　on 12/23/2009 and paying interest semi-annually at the average
　　　　　Interbank Deposit rate plus 0.87% p.a.;
　　　-　　issued on 02/26/2003, with nominal value of R$ 673,103, with maturity
　　　　　on 02/26/2008 and paying interest at the Interbank Deposit rate at
　　　　　the end of the period.

(2) Non-convertible debentures:
　　　-　　issued on 09/01/2001, with nominal value of R$ 600,000, with maturity
　　　　　on 09/01/2008, with no projected amortization or renegotiation and
　　　　　paying interest semi-annually at the average Interbank Deposit (DI)
　　　　　daily rate registered at the Securities Custody Center CETIP
　　　　　(CETIP-DI) plus 0.75% p.a.

(3) Euronotes:
　　　-　　issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on
　　　　　11/09/2001, in the amount of US$ 80,000 thousand, with maturity on
　　　　　08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;
　　　-　　issued on 08/13/2001, in the amount of (Y) 30,000,000 thousand (US$
　　　　　244,938 thousand), also with maturity on 08/15/2011 and paying
　　　　　interest semi-annually at the rate of 4.25% p.a.;
　　　-　　issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000
　　　　　thousand (US$ 30,000 thousand held in treasury), with maturity on
　　　　　06/28/2012 and paying interest semi-annually at the rate of 10.375%
　　　　　p.a. up to 06/28/2007 and, after this date up to maturity, at the rate
　　　　　of 13.625% p.a.

(4) Redeemable preferred shares:
　　　-　　issued on 12/31/2002 by Itau Bank Ltd., inthe amount of US$ 393,072
　　　　　thousand, with maturity on 03/31/2015 and dividends calculated
　　　　　based on LIBOR rate plus 1.25% p.a., paid semi-annually.

<PAGE>

NOTE 10 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) COMPOSITION OF THE TECHNICAL PROVISIONS

	06/30/2006	06/30/2005
Insurance	1,355,383	1,150,435
Unearned premiums	724,272	622,661
Unsettled claims	359,316	319,644
IBNR	197,621	164,816
Premium deficiency - Others	16,230	7,054
Premium deficiency - Health care (1)	47,799	24,375
Mathematical provision of benefits to grant	6,636	8,208
Mathematical provision of benefits granted	511	–
Financial surplus	1,206	997
Unsettled benefits	438	1,835
Redemption and other unresolved amounts	1,354	845
Life insurance and pension plan	13,981,825	10,273,497
Unearned premiums	249,124	224,340
Unsettled claims	36,097	33,188
IBNR	49,306	44,028
Mathematical provision of benefits to grant	13,107,781	9,528,639
Mathematical provision of benefits granted	93,249	84,501
Financial surplus	266,522	195,406
Financial variation	82,570	87,000
Risk variation	22,520	15,675
Insufficient contribution (2)	44,063	40,587
Redemption and other unresolved amounts	15,878	11,255
Premium deficiency	8,504	6,685
Unexpired risks	1,339	1,286
Unsettled benefits	1,430	880
Administrative	3,442	27
Capitalization	1,072,093	1,082,289
Mathematical provision for redemptions	991,912	985,284
Contingencies	68,940	77,095
Raffles pending/payable	11,241	19,910
TOTAL	16,409,301	12,506,221

(1) The provision for Premium Deficiency is calculated in accordance with the
     criteria established by the regulatory body and the technical actuarial
     note which establishes a provision for risk coverage for the next 12
     months.

     In compliance with USGAAP standards, the provision was conservatively
     estimated at R$ 614,109 (R$ 549,000 as of December 31, 2004) in the
     financial statements filed with the SEC (Securities Exchange Commission)
     and as of December 31, 2005, sufficient to cover occasional deficits until
     the termination of the plans in 2099.

     To maintain the economic and financial balance of health care plans,
     approval was requested from the ANS (National Health Agency - the Brazilian
     health market regulator) for plan restructuring, as well as for price
     adjustments, for which authorization is pending. With the purpose of
     covering the existing imbalance, a capital increase considered sufficient
     to provide funds for the health insurance segment was carried out.

     In relation to the coverage of estimated amounts, existing accounting
     differences between the local and USGAAP practices are substantially offset
     by the goodwill amortization.

(2) Recorded based on actuarial evaluation in sufficient amount for the
     settlement of obligations.

<PAGE>

b) GUARANTOR RESOURCES OF TECHNICAL PROVISION - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN	
	06/30/2006	06/30/2005	06/30/2006	06/30/2005
Interbank investments - Money market	116,564	30,079	252,025	74,893
Securities and derivative financial instruments	988,693	902,192	13,557,925	10,039,341
PGBL/VGBL fund quotas (1)	-	-	11,901,538	8,274,354
Other securities	988,693	902,192	1,656,387	1,764,987
Government	249,373	234,343	684,955	985,493
Private	739,320	667,849	971,432	779,494
Credit rights (2)	244,574	235,249	190,148	177,479
TOTAL	1,349,831	1,167,520	14,000,098	10,291,713

	CAPITALIZATION		TOTAL	
	06/30/2006	06/30/2005	06/30/2006	06/30/2005
Interbank investments - Money market	192,087	154,746	560,676	259,718
Securities and derivative financial instruments	897,349	943,908	15,443,967	11,885,441
PGBL/VGBL fund quotas (1)	-	-	11,901,538	8,274,354
Other securities	897,349	943,908	3,542,429	3,611,087
Government	134,220	120,141	1,068,548	1,339,977
Private	763,129	823,767	2,473,881	2,271,110
Credit rights (2)	-	-	434,722	412,728
TOTAL	1,089,436	1,098,654	16,439,365	12,557,887

(1) PGBL and VGBL pension plan portfolio, which ownership and embedded risks
    are the customer's responsibility, are recorded as securities, as
    determined by SUSEP, as a contra entry to liabilities in the Pension Plan
    Technical Provisions account.

(2) Recorded under Other receivables - Insurance premiums receivable.

c) RESULT OF OPERATIONS

	INSURANCE		LIFE INSURANCE AND PENSION PLAN	
	01/01 TO 06/30/2006	01/01 TO 06/30/2005	01/01 TO 06/30/2006	01/01 TO 06/30/2005
Income from financial operations	72,230	74,618	60,993	57,722
Financial income from insurance, pension plan and capitalization operations	72,431	74,618	859,505	690,997
Financial expenses from insurance, pension plan and capitalization operations	(201)	-	(798,512)	(633,275)
Income from insurance, pension plan and capitalization operations	251,820	179,342	158,291	134,462
Premiums and contributions	1,066,642	879,725	2,101,531	1,767,213
Changes in technical provisions	(41,090)	(19,445)	(920,172)	(778,904)
Expenses with claims	(602,570)	(549,645)	(68,930)	(59,048)
Selling expenses	(195,267)	(160,109)	(13,429)	(12,269)
Expenses with benefits and redemptions	-	-	(936,754)	(781,505)
Other income and expenses	24,105	28,816	(3,955)	(1,025)
TOTAL	324,050	253,960	219,284	192,184

	CAPITALIZATION		TOTAL	
	01/01 TO 06/30/2006	01/01 TO 06/30/2005	01/01 TO 06/30/2006	01/01 TO 06/30/2005
Income from financial operations	44,200	52,338	177,423	184,678
Financial income from insurance, pension plan and capitalization operations	78,701	87,661	1,010,637	853,276
Financial expenses from insurance, pension plan and capitalization operations	(34,501)	(35,323)	(833,214)	(668,598)
Income from insurance, pension plan and capitalization operations	107,653	83,826	517,764	397,630
Premiums and contributions	413,118	408,292	3,581,291	3,055,230
Changes in technical provisions	(290,423)	(304,701)	(1,251,685)	(1,103,050)
Expenses with claims	-	-	(671,500)	(608,693)
Selling expenses	-	-	(208,696)	(172,378)
Expenses with benefits and redemptions	(13,100)	(17,456)	(949,854)	(798,961)
Other income and expenses	(1,942)	(2,309)	18,208	25,482
TOTAL	151,853	136,164	695,187	582,308

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   109

<PAGE>

NOTE 11 – CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND
         SOCIAL SECURITY

ITAU HOLDING and its subsidiaries are involved in contingencies in the ordinary
course of their businesses, as follows:

a) Contingent Assets: in the period from January 1 to June 30, 2006, contingent
    assets were not recognized and there are no lawsuits which realization is
    classified as probable.

b) Contingent Liabilities:

    -   Contingencies classified as probable: are recognized in the accounting
        books and are represented by Civil Lawsuits demanding compensation for
        property damage and pain and suffering, such as wrongful protest of
        notes, return of checks, and inclusion of information in the credit
        protection registry, most of these actions being filed in the Small
        Claims Court and therefore limited to 40 minimum wages; Labor Claims
        seeking the recovery of alleged labor rights based on labor legislation
        specific to the related profession, such as overtime, salary
        equalization, reinstatement, transfer allowance, pension plan supplement
        and other; Tax and Social Security are represented by lawsuits and
        administrative proceedings of federal and municipal taxes; and Other
        Risks represented basically by the joint liability in securitized rural
        operations.

        The table below shows the changes in the respective provisions for
        contingent liabilitie and the respective escrow deposits balances:

<TABLE>
<CAPTION>

| | 01/01 TO 06/30/2006 | | | | |
CHANGE IN PROVISION FOR CONTINGENT LIABILITIES	CIVIL	LABOR	TAX AND SOCIAL SECURITY	OTHER	TOTAL
<S>	<C>	<C>	<C>	<C>	<C>
Opening balance	891,699	874,599	347,026	148,327	2,261,651
Write-offs due to the spin-off of Credicard at 04/30/2006	(86,279)	(9,497)	(68,872)	–	(164,648)
Changes in the Period Reflected in Net Income (Notes 12e, 12g and 12h)	163,800	232,689	41,321	(75,960)	361,850
Restatements/Charges	–	–	31,178	–	31,178
Increases	163,800	232,689	10,143	1,383	408,015
Write-offs through reversal	–	–	–	(77,343)	(77,343)
Payments	(78,502)	(158,942)	–	–	(237,444)
Closing balance (Note 12c)	890,718	938,849	319,475	72,367	2,221,409
Closing balance at 06/30/2005 (Note 12c)	872,443	999,140	346,364	233,758	2,451,705
Escrow deposits at 06/30/2006 (Note 12a)	299,483	601,597	188,363	–	1,089,443
Escrow deposits at 06/30/2005 (Note 12a)	181,148	531,417	113,356	–	825,921

</TABLE>

    -   Contingencies classified as possible: not recognized in the accounting
        books and are represented by Civil Lawsuits amounting to R$ 79,263 and
        Tax and Social Security Lawsuits amounting to R$ 1,510,642. The
        principal characteristics of these lawsuits are described below:

        o   CPMF (Tax on Bank Account Outflows) in Customer Operations - R$
            379,514: refers to tax assessment notices issued for collection
            of tax credit related to CPMF on operations carried out with
            customers. The decision from the Taxpayers' Council or by the
            Superior Chamber of Tax Appeals of the Ministry of Finance is
            pending.

        o   IR (Income Tax)/Allowance for Loan Losses - R$ 274,886:
            calculated by adopting the IN 76/87 and the CMN Resolution
            1.748/90, thus rejecting the Regulatory Instruction (IN) No.
            80/93, which reduced the percentage from 1.5% to 0.5% for
            realization of the Allowance for Loan Losses in base year 1993.
            The bank is questioning the impossibility of applying the rule to
            events occurred in the fiscal year when it was enacted (principle
            of anteriority). A suspension was awarded for the bank's appeal,
            however, the judgment by the Federal Regional Court of the 3rd
            Region is pending.

<PAGE>

o   ISS - Banking Institutions - R$ 184,860: refers to the tax assessments notices issued by the municipalities for collection of ISS on amounts recorded in several accounting accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

o   Social Security Contribution on Profit Sharing and Results Exceeding the Collective Bargaining Agreement - R$ 135,949: refers to the Debt Entry Tax Notice issued based on the levy of social security contribution on the payment of profit sharing and results. A decision from the appellate court is pending.

o   Apportionment of Net Assets by Book Value - R$ 106,170: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. A notice on the decision from the appellate court is pending.

o   ISS (Service Tax) - Leasing - R$ 103,602: the bank is questioning the constitutionality of the requirement, since: a) capital lease is a type of lease of chattels; b) the relevant operations are a financial lease, in which there is no service provision and therefore they cannot be taxed by ISS, under penalty of violation of articles 156 III of the Federal Constitution of 1988 and 110 of the National Tax Code. Should the tax levy be confirmed, it shall be due at the company's principal place of business, under article 12, "a" of Decree-Law No. 406/68.

o   Social Security Contribution on Sole Bonus - R$ 61,838: refers to Debt Entry Tax Notices issued based on the levy of social security contribution on sole bonus paid to the employees. The lower court's decision is pending.

The amount of R$ 300,211 (R$ 180,734 at 06/30/2005) (Note 12a) is pledged in guarantee of voluntary resources related to contingent liabilities lawsuits and Permanent Assets represented basically by Property For Own Use in the amount of R$ 673,584 (R$ 405,729 at 06/30/2005) are enlisted, in accordance with article 32 of Law 10,522/02.

The Receivables balance arising from reimbursements of contingent assets already settled amounts to R$ 59,517 (R$ 53,201 at 06/30/2005) (Note 12a), basically represented by the guarantee in the Banerj privatization process, occurred in 1997, in which the State of Rio de Janeiro recognized a fund to guarantee the equity rebound in Civil, Commercial, Labor and Tax Contingencies.

c)   Legal Liabilities - Tax and Social Security: liabilities recognized at the full amount being questioned, R$ 2,758,638, of which R$ 1,067,202 refers to lawsuits in which the possibility of loss is considered probable, R$ 565,881 in which the possible of loss is considered possible and R$ 1,125,555 in which the possibility of loss is considered remote. Changes in these liabilities and respective deposits are shown in Note 13c II.

At March 31, 2006, the income arising from the restatement of escrow deposits and the expenses on restatement of the corresponding liabilities started being recognized on accrual basis, which gave rise to additions to the financial margin and the income net of taxes of R$ 169,030 and R$ 99,090, respectively.

According to the opinion of the legal advisors, ITAU HOLDING and its subsidiaries are not involved in any administrative proceedings or lawsuits that may significantly affect the result of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized upon the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors, showed the sufficiency of the provisioned amounts according to the CVM Resolution 489 of October 3, 2005.

The adjustment to this Resolution's new requirements did not produce effects on their results and stockholders' equity.

```
<PAGE>
```

NOTE 12 - BREAKDOWN OF ACCOUNTS

a) OTHER SUNDRY RECEIVABLES

```
<TABLE>
<CAPTION>
```

	06/30/2006	06/30/2005
<S>	<C>	<C>
Tax credits (Note 13b I)	4,393,026	3,932,177
Social contribution to offset (Note 13b I)	1,072,720	1,262,332
Taxes and contributions to offset	933,730	649,252
Escrow deposits for provisions for contingent liabilities (Note 11b)	1,389,654	1,006,655
	------------	------------
Contingencies classified as probable	1,089,443	825,921
Contingencies classified as possible	300,211	180,734
Escrow deposits for legal liabilities - Tax and Social		
Security (Note 13c II)	2,104,051	1,290,252
Escrow deposits for foreign fund raising program	401,450	440,511
Receivables from reimbursement of contingent liabilities (Note 11b)	59,517	53,201
Sundry domestic debtors	287,234	262,204
Sundry foreign debtors	60,961	140,339
Tax incentive options	94,640	76,922
Recoverable payments	24,842	25,091
Salary advances	81,062	75,882
Amounts receivable from related companies	5,838	40,111
Other	36,953	302,934
Total	10,945,678	9,557,863

```
</TABLE>
```

At ITAU HOLDING, other Sundry Receivables are basically composed of taxes and
contributions to offset of R$ 1,586 (R$ 43,318 at 06/30/2005) and tax credits of
R$ 454,960 (R$ 169,712 at 06/30/2005) (Note 13b I).

\<PAGE\>

b) PREPAID EXPENSES

\<TABLE\>
\<CAPTION\>

```
===========================================================================================
                                                       06/30/2006      06/30/2005
                                                     ---------------   ------------
<S>                                                        <C>            <C>
Technical cooperation agreement (*)                        999,310        552,798
Commissions                                                182,979        197,215
Advertising                                                 82,310         73,816
Other                                                      110,787         66,430
                                                        -----------    ------------
TOTAL                                                    1,375,386        890,259
===========================================================================================
```

\</TABLE\>

(*) Basically refers to the amounts spent to acquire rights to credit payrolls
     and perform tax collections for Municipal and State Governments. As of June
     30, 2006 the balance basically comprises the amount of R$ 425,000 related
     to the agreement entered into on September 16, 2005 with the Municipal
     Government of Sao Paulo and R$ 308,801 (R$ 347,133 at June 30, 2005)
     related to the agreements entered into with the State Governments of Rio de
     Janeiro, Minas Gerais and Goias.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   113

<PAGE>

c) OTHER SUNDRY LIABILITIES

<TABLE>
<CAPTION>

	06/30/2006	06/30/2005
<S>	<C>	<C>
Provision for contingent liabilities (Note 11b)	2,221,409	2,451,705
Provision for personnel	495,934	426,834
Provision for sundry payments	616,855	575,697
Liabilities for official agreements and rendering of payment services	209,334	151,887
Sundry creditors - local	319,185	332,795
Sundry creditors - foreign	100,464	117,068
Agreement for rendering of services AOLA (1)	-	151,025
Liabilities for purchase of assets and rights	86,685	95,036
Related to insurance companies	197,326	201,002
Provision for corporate restructuring (2)	-	75,000
Provision to cover actuarial deficit (Note 18c)	30,420	27,051
Amounts payable to related companies	5,414	86,003
Creditors for resources to be released	45,224	30,289
Funds from consortia participants	75,981	75,977
Other	11,004	10,300
Total	4,415,235	4,807,669

</TABLE>

(1) On December 29, 2005, Itau Holding and America On Line Latin America Inc
     (AOLA) entered into an agreement for terminating their alliance, which
     provided for the mutual release from all liabilities arising from such
     strategic alliance and related amendments. Accordingly, all amounts arising
     from such agreement were recorded to such date.

(2) Refers to provision for operation of the New Agreement for Credicard
     Management (Disclosed in Significant Event by ITAU HOLDING on 02/01/2005).

At ITAU HOLDING, Other Sundry Liabilities basically consist of amounts payable
related to acquisition of investment of R$ 59,247 (R$ 133,485 at 06/30/2005).

<PAGE>

d) BANKING SERVICES FEES

<TABLE>
<CAPTION>

	01/01 TO 06/30/2006	01/01 TO 06/30/2005
<S>	<C>	<C>
Funds management	911,208	812,933
	------------	------------
Funds management fees	869,218	786,660
Income from management of consortium	41,990	26,273
Current account services	739,415	683,111
Credit cards	989,005	895,463
	------------	------------
Annual fees	260,408	220,510
Other services	728,597	674,953
Branches relationship	507,625	462,576
Credit card processing	220,972	212,377
Credit operations and guarantees provided	777,706	567,622
	------------	------------
Credit operations	724,155	520,688
Guarantees provided	53,551	46,934
Collection services	431,218	402,279
	------------	------------
Collection fees	211,556	192,318
Collection services	115,733	110,907
Interbank fees (securities, checks and wire)	103,929	99,054
Other	399,683	283,888
	------------	------------
Income from consultation to Serasa	103,391	82,108
Income from brokerage	108,997	53,850
Income from custody services and management of portfolio	40,440	28,375
Income from economic and financial advisory	39,985	20,047
Foreign exchange services	13,593	19,899
Other services	93,277	79,609
Total	4,248,235	3,645,296

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   115

<TABLE>
<CAPTION>

	01/01 TO 06/30/2006	01/01 TO 06/30/2005

<PAGE>

e) PERSONNEL EXPENSES

<TABLE>
<CAPTION>

	01/01 TO 06/30/2006	01/01 TO 06/30/2005
Remuneration	1,201,899	1,056,116
Charges	367,550	325,609
Welfare benefits	322,404	286,282
Training	30,314	25,530
Subtotal	1,922,167	1,693,537
Employee resignation	34,099	69,976
Labor claims (Note 11b)	232,689	162,580
Total	2,188,956	1,926,093

</TABLE>

f) OTHER ADMINISTRATIVE EXPENSES

<TABLE>
<CAPTION>

	01/01 TO 06/30/2006	01/01 TO 06/30/2005
Data processing and telecommunication	582,682	558,144
Depreciation and amortization (Note 14b)	277,925	295,729
Facilities	363,840	331,026
Third-party services	436,036	384,346
Financial system services	204,999	172,029
Advertising, promotions and publications	207,900	146,298
Transportation	105,035	92,044
Materials	94,478	69,860
Security	76,768	66,230
Legal	32,445	40,425
Travel expenses	26,831	20,980
Other	95,099	81,142
Total	2,504,039	2,258,253

</TABLE>

Banco Itau Holding Financeira S.A. – Consolidated Financial Statements –
June 30, 2006   116

<PAGE>

g) OTHER OPERATING INCOME

<TABLE>
<CAPTION>

	01/01 TO 06/30/2006	01/01 TO 06/30/2005
<S>	<C>	<C>
Reversal of operating provisions	202,064	25,009
Legal Liabilities - tax and social security (Note 13c II)	110,094	-
Provision for Contingencies - Other (Note 11b)	77,343	-
Other	14,626	25,009
Equity result in subsidiaries, not derived from net income	48,897	19,074
Recovery of charges and expenses	48,885	50,889
Exchange variation on assets of overseas companies	-	34,973
Other	115,550	87,369
Total	415,395	217,314

</TABLE>

h) OTHER OPERATING EXPENSES

<TABLE>
<CAPTION>

	01/01 A 06/30/2006	01/01 A 06/30/2005
<S>	<C>	<C>
Provision for contingencies (Note 11b)	206,504	236,146
Civil lawsuits	163,800	183,061
Fiscal and social security	41,321	26,788
Other	1,383	26,297
Sales - Credit cards	145,207	124,320
Claims	96,150	74,649
Exchange variation on liabilities of overseas companies	7,927	-
Amortization of goodwill on purchase of investments (1)	115,269	200,000
Provision for corporate restructuring (2)	-	75,000
Other	186,215	109,002
Total	757,272	819,116

</TABLE>

(1) At 06/30/2006 refers basically to acquisition of BPI shares that net of
     Minority interests to R$ 65,100 amounts and at 06/30/2005 refers to the
     association with Lojas Americanas S.A.

(2) Refers to expenses for operation of the New Agreement for Credicard
     Management (disclosed in Significant Event by ITAU HOLDING on 02/01/2005)
     and other corporate restructuring in the conglomerate.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   117

<PAGE>

NOTE 13 - TAXES

a) COMPOSITION OF EXPENSES WITH TAXES AND CONTRIBUTIONS

    I- We show below the Income Tax and Social Contribution due on the
    operations for the period and on temporary differences arising from
    additions and exclusions:

<TABLE>
<CAPTION>

DUE ON OPERATIONS FOR THE PERIOD	01/01 TO 06/30/2006	01/01 TO 06/30/2005
Income before income tax and social contribution	4,712,140	4,029,944
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (Note 4m), respectively	(1,602,128)	(1,370,181)
INCREASE/DECREASE TO INCOME TAX AND SOCIAL CONTRIBUTION CHARGES ARISING FROM:		
Permanent (Inclusions) Exclusions	173,825	(36,687)
Investments in affiliates	33,316	4,583
Foreign exchange variation of overseas investments	(149,024)	(290,291)
Interest on own capital	259,627	239,437
Dividends, interest on external debt bonds and tax incentives	27,748	28,629
Other	2,158	(19,045)
Temporary (Inclusions) Exclusions	136,778	(127,660)
Allowance for loan losses	(392,386)	(192,908)
Excess (Insufficiency) of depreciation of capital lease	477,385	263,922
Adjustment to market value of trading securities and derivative financial instruments, and adjustments from operations in futures markets	130,356	131,359
Interest on own capital	(36,673)	(115,762)
Provision for contingent liabilities	(5,953)	(55,493)
Other non-deductible provisions	(35,951)	(158,778)
(Increase) Offset on tax losses/negative social contribution basis	(128,994)	(17,776)
Expenses with Income Tax and Social Contribution	(1,420,519)	(1,552,304)
RELATED TO TEMPORARY DIFFERENCES		
Increase (reversal) for the period	(8,792)	136,079
Prior periods increase (reversal)	(34,924)	18,759
Income (expenses) of deferred taxes	(43,716)	154,838
Total income tax and social contribution	(1,464,235)	(1,397,466)

</TABLE>

    At ITAU HOLDING, income tax and social contribution related to temporary
    differences is mainly represented by the inclusion of provision for interest
    on own capital, tax losses and negative social contribution basis.

II- COMPOSITION OF TAX EXPENSES:

<TABLE>
<CAPTION>

	01/01 TO 06/30/2006	01/01 TO 06/30/2005
PIS and COFINS	(715,912)	(640,755)
ISS	(149,815)	(130,277)
CPMF	(99,224)	(155,198)
Other	(48,293)	(37,657)
Total (Note 4m)	(1,013,244)	(963,887)

</TABLE>

    At ITAU HOLDING the tax expense is basically comprised of PIS and COFINS in
    the amount of R$ 13,496 (R$ 24,101 from 01/01 to 06/30/2005) and CPMF in the
    amount of R$ 5,104 (R$ 4,070 from 01/01 to 06/30/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   118

<PAGE>

III - TAX EFFECTS ON EXCHANGE MANAGEMENT OF OVERSEAS INVESTMENTS

In order to minimize the effects on income in connection with the exchange
variation of overseas investments, net of respective tax effects, ITAU HOLDING
carries out derivative transactions in foreign currency (hedge), as mentioned in
Note 21b.

Results of these transactions are computed on calculation basis of income tax
and social contribution, according to their nature, while the exchange variation
of overseas investments is not included in referred basis, pursuant to tax
legislation in force.

For the period ended June 30, 2006, these transactions gave rise to tax positive
results due to the appreciation of real in relation to US Dollar and Euro, which
accounted for the high expenses related to income tax and social contribution,
PIS and COFINS.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   119

<PAGE>

b) DEFERRED TAXES

I- The tax credit balance and its changes, segregated based on its origin and
    disbursements incurred, is represented as follows:

<TABLE>
<CAPTION>

	PROVISIONS		TAX CREDITS	
	06/30/2006	06/30/2005	12/31/2005	WRITE-OFF DUE TO THE SPLIT OF CREDICARD
Related to tax losses and negative social				
contribution basis	–	–	551,369	–
Related to disbursement provisions	–	–	1,305,918	–
Allowance for loan losses	–	–	933,685	–
Allowance for real estate	–	–	44,583	–
Other	–	–	327,650	–
Related to non-disbursed provisions (*)	7,421,303	6,935,532	1,973,442	(95,892)
Related to the operation	5,641,303	5,385,532	1,522,874	(95,892)
Interest on own capital	1,047,638	756,189	312,268	–
Legal liabilities - tax and social security	1,294,205	1,314,657	365,320	(52,118)
Provision for contingent liabilities	2,288,028	2,350,469	598,910	(31,741)
Civil	902,376	823,087	277,884	(28,755)
Labor	757,040	874,452	228,655	(2,986)
Tax and social security	129,956	94,685	39,879	–
Other	498,656	558,245	52,492	–
Other non-deductible provisions	1,011,432	964,217	246,376	(12,033)
Related to provisions in excess in relation to				
the minimum required not disbursed	1,780,000	1,550,000	450,568	–
Allowance for loan losses	1,600,000	1,150,000	450,568	–
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities) (Note 2b)	180,000	400,000	–	–
Total	7,421,303	6,935,532	3,830,729	(95,892)
Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure n DEG. 2158-35, of August 24, 2001	–	–	1,125,971	–

<CAPTION>

	TAX CREDITS			
	REALIZATION / REVERSAL	RECOGNITION	06/30/2006	06/30/2005
Related to tax losses and negative social				
contribution basis	(78,982)	220,207	692,594	729,785
Related to disbursement provisions	(431,142)	704,715	1,579,491	1,278,459
Allowance for loan losses	(387,295)	693,133	1,239,523	929,466
Allowance for real estate	(14,149)	–	30,434	33,015
Other	(29,698)	11,582	309,534	315,978
Related to non-disbursed provisions (*)	(391,703)	635,094	2,120,941	1,923,933
Related to the operation	(391,703)	557,099	1,592,378	1,542,595
Interest on own capital	(131,283)	167,956	348,941	249,915
Legal liabilities - tax and social security	(10,512)	23,396	326,086	338,517
Provision for contingent liabilities	(101,261)	134,433	600,341	647,003
Civil	(20,208)	66,289	295,210	270,288
Labor	(54,756)	59,021	229,934	271,474
Tax and social security	–	4,306	44,185	32,193
Other	(26,297)	4,817	31,012	73,048
Other non-deductible provisions	(148,647)	231,314	317,010	307,160
Related to provisions in excess in relation to				
the minimum required not disbursed	–	77,995	528,563	381,338
Allowance for loan losses	–	77,995	528,563	381,338
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities) (Note 2b)	–	–	–	–
Total	(901,827)	1,560,016	4,393,026	3,932,177
Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure n DEG. 2158-35, of August 24, 2001	(53,251)	–	1,072,720	1,262,332

</TABLE>

(*) From a financial point of view, rather than recording the provision of R$
    7,421,303 (R$ 6,935,532 at 06/30/2005) and tax credits of R$ 2,120,941 (R$
    1,923,933 at 06/30/2005), only the net provisions of the corresponding tax
    effects should be considered, which would reduce the total Tax Credits from
    R$ 4,393,026 (R$ 3,932,177 at 06/30/2005) to R$ 2,272,085 (R$ 2,008,244 at
    06/30/2005).

At ITAU HOLDING, Tax Credits amount to R$ 454,960 (R$ 169,712 at 06/30/2005) and
are basically represented by interest on own capital, tax loss and negative
social contribution basis, the expectation of realization of which is up to 1
year.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   120

<PAGE>

II- The Provision for Taxes and Deferred Income Tax and Social Contribution and
its changes is represented by :

<TABLE>
<CAPTION>

	12/31/2005	REALIZATION/ REVERSAL	RECOGNITION	06/30/2006	06/30/2005
<S>	<C>	<C>	<C>	<C>	<C>
Reflected in income and expense accounts	1,155,743	(38,159)	810,104	1,927,688	862,533
Depreciation in excess - Leasing	971,930	(7,837)	477,461	1,441,554	613,086
Taxation on results abroad - Capital Gains	51,844	(156)	–	51,688	52,710
Adjustment from operations in futures market	86,639	–	233,048	319,687	123,407
Adjustment to market value of securities and					
derivative financial instruments	30,042	(30,042)	–	–	–
Other	15,288	(124)	99,595	114,759	73,330
Reflected in stockholders' equity accounts -					
Adjustment to market value of securities available					
for sale (*) (Note 2b)	154,631	(122,935)	–	31,696	100,816
Total	1,310,374	(161,094)	810,104	1,959,384	963,349

</TABLE>

At ITAU HOLDING, the provision for deferred income tax and social contribution
amounts to R$ 14,488 (R$ 2,017 at 06/30/2005) and is represented basically by
adjustments from operations in futures market.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   121

<PAGE>

III- The estimate of realization and present value of tax credits and social
contribution to offset, arising from Provisional Measure 2158-35/01 of
08/24/2001 and from the Provision for Deferred Income Tax and Social
Contribution existing at June 30, 2006, in accordance with the expectation to
generate future taxable income, based on the history of profitability and
technical studies of feasibility are:

<TABLE>
<CAPTION>

| | TAX CREDITS | | | | PROVISION FOR DEFERRED INCOME | |
REALIZATION YEAR	TEMPORARY DIFFERENCES	TAX LOSS AND NEGATIVE BASIS	TOTAL	SOCIAL CONTRIBUTION TO OFFSET	TAX AND SOCIAL CONTRIBUTION	NET DEFERRED TAXES
<S>	<C>	<C>	<C>	<C>	<C>	<C>
2006	1,317,329	215,254	1,532,583	60,882	(129,909)	1,463,556
2007	1,024,597	477,340	1,501,937	268,093	(322,620)	1,447,410
2008	564,951	–	564,951	318,100	(387,909)	495,142
2009	378,247	–	378,247	372,073	(571,286)	179,034
2010	188,136	–	188,136	53,572	(279,470)	(37,762)
after 2010	227,172	–	227,172	–	(268,190)	(41,018)
Total	3,700,432	692,594	4,393,026	1,072,720	(1,959,384)	3,506,362
Present value (*)	3,368,934	645,535	4,014,469	930,855	(1,631,160)	3,314,164

</TABLE>

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to
macroeconomic variables, exchange rates, interest rates, volume of financial
operations and services fees and others which can vary in relation to data and
actual values.

Net income in the financial statements is not directly related to taxable income
for income tax and social contribution, due to differences existing between
accounting criteria and tax legislation, besides corporateaspects. Accordingly,
we recommend that the development of the realization of tax credits arising from
temporary differences, tax losses and negative basis be not used as indications
of future net income.

IV- Unrecorded tax credits amount to R$ 326,509 (R$ 334,499 at 06/30/2005).

At ITAU HOLDING, unrecorded tax credits amount to R$ 7,256 (R$ 7,189 at
06/30/2005).

\<PAGE\>

c) TAXES AND SOCIAL SECURITY CONTRIBUTIONS

I- The balance of Taxes and Social Security Contributions is represented as follows:

	06/30/2006	06/30/2005
Taxes and contributions on income payable	918,390	951,433
Taxes and contributions payable	263,810	211,061
Provision for deferred income tax and social contribution (Note 13b II)	1,959,384	963,349
Legal Liabilities - Tax and Social Security (Note 13c II)	2,758,638	2,330,624
Total	5,900,222	4,456,467

II) Legal Liabilities - Tax and Social Security and related Escrow Deposits

CHANGE IN LEGAL LIABILITIES	01/01 TO 06/30/2006	01/01 TO 06/30/2005
Opening balance (*)	2,486,099	2,183,821
Write-off due to the split of Credicard on 04/30/2006	(148,553)	-
Change in the period reflected in results	421,092	149,150
Charges on taxes	387,853	51,237
Net recognition	143,333	97,913
Write-offs through reversal	(110,094)	-
Payments	-	(2,347)
Closing balance	2,758,638	2,330,624

(*) The amounts related to Tax and Social Security Contingencies were reclassified to comply with the requirements of CVM Resolution 489, of 10/03/2005 (Note 20).

CHANGE IN ESCROW DEPOSITS	01/01 TO 06/30/2006	01/01 TO 06/30/2005
Opening balance	1,622,804	1,061,868
Appropriation of income	444,036	1,388
Change in the period	37,211	226,996
Deposited	45,722	240,757
Calculations	(6,513)	(9,436)
Conversion into income	(1,998)	(4,325)
Closing balance	2,104,051	1,290,252

<PAGE>

d)   TAXES PAID OR PROVIDED FOR AND WITHHELD FROM CLIENTS

    We show below the amount of taxes paid or provided for, basically levied on
income, revenue and payroll and the amount withheld and collected from
clients levied directly on the financial intermediation:

```
===========================================================================
                                            01/01 TO      01/01 TO
                                           06/30/2006    06/30/2005
---------------------------------------------------------------------------
Taxes paid or provided for                  2,984,381     3,093,424
Taxes withheld and collected from clients    3,598,804     3,155,812
---------------------------------------------------------------------------
Total                                        6,583,185     6,249,236
===========================================================================
```

Banco Itau Holding Financeira S.A. – Consolidated Financial Statements –
June 30, 2006   124

```
<PAGE>

NOTE 14 - PERMANENT ASSETS

a)   INVESTMENTS

     I - CHANGE OF INVESTMENTS - ITAU HOLDING

<TABLE>
<CAPTION>
==============================================================================================
                                            SUBSCRIPTION /  DIVIDENDS AND     EQUITY IN
                            BALANCE AT       ACQUISITION /    INTEREST ON     EARNINGS OF
          COMPANIES         12/31/2005          SALES        OWN CAPITAL     SUBSIDIARIES
----------------------------------------------------------------------------------------------
<S>                       <C>     <C>             <C>            <C>             <C>
Banco Itau S.A.            (1)     7,822,846         -          (384,940)      1,204,125
Banco Itau BBA S.A.                3,416,304         -           (74,793)        423,775
Banco Itaucard S.A.       (2)(3)   2,406,327         -              -         1,165,152
Itauseg Participacoes S.A. (4)     1,547,573         -              -           395,839
Itau BBA Participacoes S.A.          933,219         -              (97)        124,418
Itau Corretora de Valores S.A. (2)    97,451     1,100              -            39,109
GRAND TOTAL                       16,223,720     1,100          (459,830)     3,352,418
==============================================================================================

<CAPTION>
==============================================================================================
                                                                                 EQUITY
                          ADJUSTMENT TO                                        IN EARNINGS
                           MARKETABLE                                         OF SUBSIDIARIES
                          SECURITIES OF    BALANCE AT    BALANCE AT          FROM 01/01 TO
          COMPANIES       SUBSIDIARIES     06/30/2006    06/30/2005           06/30/2005
----------------------------------------------------------------------------------------------
<S>                       <C>     <C>          <C>           <C>                 <C>
Banco Itau S.A.            (1)     (162,978)   8,479,053     8,448,877         1,329,263
Banco Itau BBA S.A.                (13,238)    3,752,048     3,209,322           378,953
Banco Itaucard S.A.       (2)(3)       (12)    3,571,467     2,250,805           382,078
Itauseg Participacoes S.A. (4)      58,601     2,002,013     1,322,525           268,632
Itau BBA Participacoes S.A.         (3,775)    1,053,765       860,236           117,955
Itau Corretora de Valores S.A. (2)      -        137,660        86,239            21,113
GRAND TOTAL                       (121,402)   18,996,006    16,178,004         2,497,994
==============================================================================================
</TABLE>

(1)  The equity in earnings reflects the equity changes for the period related
     to the equity rebound of contingencies in privatization process.

(2)  The investment and the equity in results reflect the different interest in
     preferred shares, profit sharing and dividends.

(3)  New company's name of Itaucard Financeira S.A. Credito, Financiamento e
     Investimento, approved at BACEN on 04/25/2006.

(4)  The investment in Itau Seguros S.A. was delivered for capital increase in
     Itauseg Participacoes S.A. at January 31, 2006, while one preferred share
     was mantained.

<TABLE>
<CAPTION>
========================================================================================================
                                                    NUMBER OF SHARES OWNED BY    EQUITY SHARE
                                       NET INCOME          ITAU HOLDING               IN         EQUITY SHARE
                                          FOR      ---------------------------     VOTING       IN CAPITAL
          COMPANIES      CAPITAL   NET EQUITY   THE PERIOD    COMMON      PREFERRED    CAPITAL (%)      (%)
--------------------------------------------------------------------------------------------------------
<S>                      <C>        <C>         <C>        <C>            <C>          <C>          <C>
Banco Itau S.A.          5,547,163  8,465,253   1,103,525     64,263,705        -       100.00       100.00
Banco Itau BBA S.A.      2,755,795  4,871,570     579,851      2,527,397  5,157,954      49.00        74.50
Banco Itaucard S.A.      4,600,000  8,945,574   1,271,918          -  1,277,933,118        -          1.62
Itauseg Participacoes S.A. 1,717,000  2,195,890   415,526  1,582,676,636        -        91.01        91.01
Itau BBA Participacoes S.A.  744,119  1,264,515   149,302         99,986    399,950      50.00        83.33
Itau Corretora de Valores S.A. 202,101  362,970    43,036          -       811,503        -           5.00
========================================================================================================
</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006                                                       125
```

<PAGE>

II) COMPOSITION OF INVESTMENTS

```
===========================================================================
                                          06/30/2006   06/30/2005
                                          ----------   ------------
Share of equity in affiliates - local -
 AGF Brasil Seguros S.A.                     105,901      118,215
Share of equity in earnings of
 affiliates - foreign                        580,016      449,793
  BPI - SGPS S.A. (BPI)                       577,709      447,608
  Other                                         2,307        2,185
Other investments                            281,303      260,600
  Investments by tax incentives               104,870      107,093
  Equity securities                            54,684       45,849
  Shares and quotas                            24,781       24,945
  Other                                         96,968       82,713
Provision for losses                          (99,338)    (101,996)
TOTAL                                         867,882      726,612
===========================================================================
```

III) COMPOSITION OF THE EQUITY IN EARNINGS OF AFFILIATES

```
===========================================================================
                                           01/01 to     01/01 to
                                          06/30/2006   06/30/2005
                                          ----------   ------------
Share of equity in affiliates - local          8,443        6,186
Share of equity in affiliates - foreign        89,545        7,293
  Exchange variation in investments             (159)    (140,882)
  Equity in the results of affiliates          89,704      148,175
Total                                          97,988       13,479
===========================================================================
```

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   126

<PAGE>

b)   FIXED ASSETS AND DEFERRED CHARGES

<TABLE>
<CAPTION>

	RESIDUAL BALANCE AT 12/31/2005	ACQUISITIONS	DISPOSALS	CHANGE DEPRECIATION /AMORTIZATION EXPENSES (Note 12f)	EXCHANGE VARIATION
<S>	<C>	<C>	<C>	<C>	<C>
FIXED ASSETS	1,835,740	196,244	(11,621)	(233,351)	(3,424)
BUILDINGS IN USE (*)	1,171,268	7,572	–	(27,113)	(932)
Land	613,317	1,934	–	–	(28)
Buildings	557,951	5,638	–	(27,113)	(904)
OTHER	664,472	188,672	(11,621)	(206,238)	(2,492)
Installations	72,913	7,826	(3,472)	(7,030)	1,922
Furniture and equipment	45,387	13,776	(5,070)	(10,256)	(4,360)
EDP Systems	471,147	157,061	(2,056)	(173,491)	(37)
Other (Communication, security, and transportation)	75,025	10,009	(1,023)	(15,461)	(17)
DEFERRED CHARGES	271,815	60,164	–	(44,574)	(1,135)
Leasehold improvements	156,618	40,346	–	(22,277)	(666)
Expenses on acquisition of software	106,577	19,648	–	(21,856)	3,772
Other deferred expenses	8,620	170	–	(441)	(4,241)
GRAND TOTAL	2,107,555	256,408	(11,621)	(277,925)	(4,559)

<CAPTION>

	BALANCE AT 06/30/2006			BALANCE AT 06/30/2005		
	COST	ACCUMULATED DEPRECIATION	RESIDUAL VALUE	COST	ACCUMULATED DEPRECIATION	RESIDUAL VALUE
<S>	<C>	<C>	<C>	<C>	<C>	<C>
FIXED ASSETS	5,612,676	(3,829,088)	1,783,588	5,319,240	(3,461,550)	1,857,690
BUILDINGS IN USE (*)	2,153,533	(1,002,738)	1,150,795	2,143,104	(946,676)	1,196,428
Land	615,223	–	615,223	608,710	–	608,710
Buildings	1,538,310	(1,002,738)	535,572	1,534,394	(946,676)	587,718
OTHER	3,459,143	(2,826,350)	632,793	3,176,136	(2,514,874)	661,262
Installations	265,943	(193,784)	72,159	247,588	(191,893)	55,695
Furniture and equipment	268,235	(228,758)	39,477	476,252	(393,514)	82,738
EDP Systems	2,695,414	(2,242,790)	452,624	2,243,040	(1,792,567)	450,473
Other (Communication, security, and transportation)	229,551	(161,018)	68,533	209,256	(136,900)	72,356
DEFERRED CHARGES	509,849	(223,579)	286,270	437,488	(227,908)	209,580
Leasehold improvements	272,865	(98,844)	174,021	223,916	(115,159)	108,757
Expenses on acquisition of software	230,101	(121,960)	108,141	200,141	(106,933)	93,208
Other deferred expenses	6,883	(2,775)	4,108	13,431	(5,816)	7,615
GRAND TOTAL	6,122,525	(4,052,667)	2,069,858	5,756,728	(3,689,458)	2,067,270

</TABLE>

(*) Includes amounts recorded in connection with voluntary legal processes
     (Note 11b).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   127

<PAGE>

NOTE 15 - STOCKHOLDERS' EQUITY

a)   CAPITAL

      Capital comprises 1,132,941,290 book entry shares with no par value, of
      which 605,963,420 are common and 526,977,870 are preferred shares with no
      voting rights, but with tag-along rights, in the event of the public offer
      of common shares, at a price equal to 80% of the amount paid per share with
      voting rights in the control block, as well as a dividend at least equal to
      that of the common shares. Capital stock amounts to R$ 8,300,000 (R$
      8,300,000 at 06/30/2005),of which R$ 6,673,906 (R$6,677,164 at
      06/30/2005)refers to stockholders domiciled in the country and R$ 1,626,094
      (R$ 1,622,836 at 06/30/2005) refers to stockholders domiciled abroad.

      The table below shows the change in capital and treasury shares during the
      period.

<TABLE>
<CAPTION>

| | NUMBER | | | |
	COMMON	PREFERRED	TOTAL	TOTAL VALUE
<S>	<C>	<C>	<C>	<C>
Shares of capital stock at 06/30/2006	605,963,420	526,977,870	1,132,941,290	
Treasury shares at 12/31/2005	4,387,823	24,544,000	28,931,823	(1,296,027)
Purchases of shares	47,000	–	47,000	(2,553)
Disposals - Stock Options Plan	–	(3,979,850)	(3,979,850)	175,204
Treasury shares at 06/30/2006 (*)	4,434,823	20,564,150	24,998,973	(1,123,376)
Outstanding shares at 06/30/2006	601,528,597	506,413,720	1,107,942,317	
Outstanding shares at 06/30/2005	605,963,420	518,569,770	1,124,533,190	

</TABLE>

(*) Own shares purchased under the authorization of the Board of Directors, to
     be held in Treasury for subsequent cancellation or replacement in the
     market.

We detail below the costs of the shares bought back in the period as well as the
average cost of treasury shares and their market price at 06/30/2006:

COST/MARKET PRICE	COMMON	PREFERRED
Purchases in the period		
Minimum	49.17	–
Weighted average	54.32	–
Maximum	56.56	–
Total Treasury Shares		
Average cost	49.18	44.02
Market price	53.84	63.10

<PAGE>

b)   DIVIDENDS

Stockholders are entitled to a minimum dividend of not less than 25% of net
income, which is adjusted according to the rules set forth in Brazilian
Corporate Law. Both types of shares participate equally, after common
shares have received dividends equal to the minimum priority dividend of R$
0.055 per share to be paid to preferred shares.

The monthly advance of the mandatory minimum dividend, paid as Interest on
Own Capital, uses the share position of the last working day of the prior
month as calculation basis, and the payment is made in the first working
day of the following month, in the amount of R$ 0.024 per share as from
April 3, 2006, as approved in the Board of Directors' meeting held on
February 20, 2006.

I - CALCULATION

```
===============================================================================
Net income                                      3,496,957
Adjustments:
(-) Legal reserve                                (174,848)
Dividend calculation basis                      3,322,109
Dividends and interest on own capital
 paid/advanced/provided for                       830,527          25.0%
===============================================================================
```

II - Payments/Provision of Interest on Own Capital and Dividends

<TABLE>
<CAPTION>

	GROSS	WTS	NET
<S>	<C>	<C>	<C>
Paid / Prepaid	126,167	(18,925)	107,242
2 monthly installments of R$ 0.021 per share paid in			
February and March 2006	46,425	(6,964)	39,461
3 monthly installments of R$ 0.024 per share paid from			
April to June 2006	79,742	(11,961)	67,781
Provided for (*)	818,467	(95,182)	723,285
1 monthly installment of R$ 0.024 per share to be paid in July 2006	26,591	(3,989)	22,602
Supplementary - R$ 0.303 per share - to be paid on 08/21/2006	335,706	(22,768)	312,938
.. Interest on own capital - R$ 0.137 per share	151,788	(22,768)	129,020
.. Dividends - R$ 0.166 per share	183,918	–	183,918
Provided for to be declared	456,170	(68,426)	387,745
Total from 01/01 to 06/30/2006 - R$ 0.852 per share	944,634	(114,107)	830,527
Total from 01/01 to 06/30/2005 - R$ 0.620 per share	697,442	(103,217)	594,225

</TABLE>

(*) Recorded in Other Liabilities - Social and Statutory.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   129

<PAGE>

c)   CAPITAL AND REVENUE RESERVES

<TABLE>
<CAPTION>

	06/30/2006	06/30/2005
CAPITAL RESERVES - Premium on subscription of shares	1,290,005	1,957,170
REVENUE RESERVES	10,308,183	6,187,441
Legal	784,318	468,201
Statutory:	9,523,865	5,719,240
- Dividends equalization (1)	4,412,524	2,859,817
- Working capital increase (2)	1,862,330	1,143,532
- Increase in capital of investees (3)	3,249,011	1,715,891

</TABLE>

(1)   Reserve for Dividends Equalization - its purpose is to guarantee funds for
      the payment or advance of dividends, including interest on own capital, to
      maintain the flow of the stockholders' compensation.

(2)   Reserve for Working Capital - its purpose is to guarantee funds for the
      institutions' operations.

(3)   Reserve for Increase in Capital of Investees - its purpose is to guarantee
      the preferred subscription right in the capital increases of investees.

d)   RECONCILIATION OF NET INCOME AND STOCKHOLDERS' EQUITY

      The difference between the Net Income and Stockholders' Equity of ITAU
      HOLDING and ITAU HOLDING CONSOLIDATED (Note 2b) arises from the adoption of
      different criteria for the amortization of goodwill on purchase of
      investments, the recording of tax credits and the write-off of unrealized
      profits on intercompany operations, which related taxes were deferred.

<TABLE>
<CAPTION>

	NET INCOME		STOCKHOLDERS' EQUITY	
	01/01 TO 06/30/2006	01/01 TO 06/30/2005	06/30/2006	06/30/2005
ITAU HOLDING	3,496,957	2,496,109	18,954,608	15,836,953
Goodwill amortization	46,097	(13,825)	(1,538,405)	(1,686,440)
Tax credit	(584,831)	(10,702)	141,531	891,115
Unrealized profits (losses)	54	2,939	(2,712)	(14,938)
ITAU HOLDING CONSOLIDATED	2,958,277	2,474,521	17,555,022	15,026,690

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   130

<PAGE>

e)   STOCK OPTION PLAN

     This plan aims at involving the officers in the medium and long-term
     corporate development process. The options are personal and not
     transferable, and entitle to the subscription of one authorized capital
     share or, at the discretion of the management, to one treasury share which
     is acquired for replacement purposes. Such options may only be granted in
     years in which there are sufficient profits to distribute mandatory
     dividends to stockholders and at a quantity that does not exceed the limit
     of 0.5% of the total shares held by the stockholders at the base date of
     the year-end balance sheet. The ITAU HOLDING Compensation Committee is
     responsible for defining the total number of shares to be granted, the
     eligible officers, the number granted to each officer, the validity of the
     option series, and the "vesting" and "forfeiture" periods for exercising
     the options. Options may be granted to eligible employees of Itau Holding
     or officers and employees of controlled companies for extraordinary and
     significant reasons and at the employment of highly qualified individuals.

     The exercise price of each series is fixed taking into consideration the
     average stock price at the Sao Paulo Stock Exchange over the period from
     one to three months prior to the issuance of options - subject to a
     positive or negative adjustment of up to 20% - at the option granting date
     and restated at the IGP-M until the month prior to the option exercise
     date.

     The exercise of stock options, pursuant to the Plan's regulation, resulted
     in the sale of preferred shares held in treasury thus far. The accounting
     records related to the plan are carried out upon the exercise of options,
     when the amount received from the option exercise price is recorded in
     Stockholders' Equity.

     The dilution percentage of the current stockholders' interest, in the event
     all granted options were exercised by the end of the vesting period and
     based on the market value of Stockholders' Equity, would be 0.11% for 2006,
     0.41% for 2007, 0.42% for 2008, 0.42% for 2009, 0.34% for 2010, and 0.38%
     for 2011.

     Should the method of recognizing the granted option premiums in expenses be
     adopted, the effects in results based on the binomial stock pricing model
     would amount to R$ 29,991 in the period and R$ 204,485 in future periods
     until the end of the vesting period falling due on December 31, 2010.

\<PAGE\>

I - TOTAL GRANTED OPTIONS

\<TABLE\>
\<CAPTION\>

				EXERCISE PRICE	OPTIONS			
GRANTING		VESTING PERIOD	EXERCISE PERIOD	RESTATED				NOT
N DEG.	DATE	UNTIL	UNTIL	(R$1)	GRANTED	EXERCISED	CANCELLED	EXERCISED
Closed Series					21,277,500	20,917,500	360,000	–
\<S\>	\<C\>	\<C\>	\<C\>	\<C\>	\<C\>	\<C\>	\<C\>	\<C\>
5th	02/22/1999	12/31/2003	12/31/2006	13.64	4,641,000	4,552,000	34,000	55,000
5th	05/02/2005	12/31/2003	12/31/2006	13.64	9,680	–	–	9,680
6th	02/14/2000	12/31/2004	12/31/2007	20.82	5,332,000	5,044,000	254,000	34,000
6th	05/02/2005	12/31/2004	12/31/2007	20.82	12,390	–	–	12,390
7th	02/19/2001	12/31/2005	12/31/2008	26.98	5,100,000	3,872,850	216,000	1,011,150
7th	03/10/2003	12/31/2005	12/31/2008	26.98	60,000	–	–	60,000
7th	05/02/2005	12/31/2005	12/31/2008	26.98	14,900	–	–	14,900
7th	12/19/2001	12/31/2005	12/31/2008	26.85	220,000	185,000	–	35,000
7th	10/16/2001	12/31/2005	12/31/2008	26.85	50,000	30,000	–	20,000
8th	03/04/2002	12/31/2006	12/31/2009	25.58	90,000	–	–	90,000
8th	03/04/2002	12/31/2006	12/31/2009	25.73	5,341,500	664,000	253,500	4,424,000
8th	01/07/2004	12/31/2006	12/31/2009	25.73	62,500	–	–	62,500
8th	05/02/2005	12/31/2006	12/31/2009	25.73	14,060	–	–	14,060
9th	03/10/2003	12/31/2007	12/31/2010	17.44	135,000	30,000	–	105,000
9th	03/10/2003	12/31/2007	12/31/2010	17.43	5,339,000	699,000	214,000	4,426,000
9th	01/07/2004	12/31/2007	12/31/2010	17.43	62,500	–	–	62,500
9th	05/02/2005	12/31/2007	12/31/2010	17.43	11,270	–	–	11,270
9th	08/01/2005	12/31/2007	12/31/2010	17.43	10,000	–	–	10,000
10th	02/16/2004	12/31/2008	12/31/2011	26.34	5,046,950	185,000	245,300	4,616,650
10th	08/01/2005	12/31/2008	12/31/2011	26.34	10,000	–	–	10,000
11th	02/21/2005	12/31/2009	12/31/2012	37.07	4,016,200	118,000	96,300	3,801,900
11th	08/01/2005	12/31/2009	12/31/2012	37.07	10,000	–	–	10,000
12th	02/21/2006	12/31/2010	12/31/2013	55.15	4,323,500	24,000	42,000	4,257,500
				Total	61,189,950	36,321,350	1,715,100	23,153,500

\</TABLE\>

II - CHANGE IN STOCK OPTIONS

	NUMBER	PRICE (*)
Balance at 12/31/2005	23,000,850	26.18
Options:		
. Granted	4,323,500	
. Cancelled	(191,000)	
. Exercised	(3,979,850)	
Balance at 06/30/2006	23,153,500	31.49

(*) Weighted average exercise price.

III - EXERCISED OPTIONS IN THE PERIOD (R$1)

\<TABLE\>
\<CAPTION\>

GRANTING	NUMBER OF SHARES	EXERCISE PRICE (*)	MARKET VALUE (*)
\<S\>	\<C\>	\<C\>	\<C\>
6th	5,000	20.69	60.89
7th	3,672,350	26.87	63.54
8th	85,500	25.68	68.83
9th	6,000	17.36	69.77
10th	69,000	26.19	62.50
11th	118,000	37.14	64.47
12th	24,000	54.94	67.70
Total	3,979,850	27.28	63.69

\</TABLE\>

(*) Weighted average value.

IV - EFFECT OF THE OPTION EXERCISE

Amount received for the sale of shares - exercised	108,583
(-) Cost of treasury shares sold	(175,204)
Effect on sale (*)	(66,621)

(*) Recorded on revenue reserves.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   132

<PAGE>

NOTE 16 – RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

o   The parent company ITAUSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itausa Empreendimentos S.A.;

o   Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAU HOLDING and/or its subsidiaries, as described in Note 18a; and

o   Fundacao Itau Social and Instituto Itau Cultural, entities sponsored by ITAU HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21e and Note 21f.

The transactions with these related parties are not significant in the overall context of ITAU HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

o   Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision for custody/management services.

o   Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

o   Rental of real estates from ITAUSA, Fundacao Itaubanco, FUNBEP and PREBEG.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   133

<PAGE>

NOTE 17 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAU HOLDING and its subsidiaries. The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, are approximatelyequal to the market value, or do not have a market quotation available, except for the instruments in the table below:

```
<TABLE>
<CAPTION>
```

	BOOK VALUE		MARKET	
	06/30/2006	06/30/2005	06/30/2006	06/30/2005
<S>	<C>	<C>	<C>	<C>
Interbank deposits	8,947,560	9,871,841	8,961,789	9,883,157
Securities and derivative financial investments	37,023,293	29,216,860	37,329,081	29,791,573
Additional provision (exceeding minimum required)				
Adjustment of Available for Sale Securities				
Adjustment of Held to Maturity Securities				
Loan, leasing and other credit operations	61,773,716	49,106,080	61,805,017	49,301,102
Investment in BPI	577,709	447,608	2,186,886	1,096,568
Controlling company				
Minority stockholders (2)				
Funding and borrowings (3)	32,954,430	25,170,952	32,962,917	25,163,251
Securitization of foreign payment orders	1,180,896	2,274,728	1,170,406	2,145,823
Subordinated debts	4,534,861	4,537,413	4,495,066	4,505,639
Treasury shares	1,123,376	921,562	1,536,368	1,314,493
Total unrealized				

```
<CAPTION>
```

	UNREALIZED INCOME (LOSS) (1)			
	NET INCOME		STOCKHOLDERS' EQUITY	
	06/30/2006	06/30/2005	06/30/2006	06/30/2005
<S>	<C>	<C>	<C>	<C>
Interbank deposits	14,229	11,316	14,229	11,316
Securities and derivative financial investments	555,463	1,082,245	305,788	574,713
Additional provision (exceeding minimum required)	180,000	400,000	180,000	400,000
Adjustment of Available for Sale Securities	220,176	490,841	–	–
Adjustment of Held to Maturity Securities	155,287	191,404	125,788	174,713
Loan, leasing and other credit operations	31,301	195,022	31,301	195,022
Investment in BPI	1,609,177	648,960	1,609,177	648,960
Controlling company	948,758	382,621	948,758	382,621
Minority stockholders (2)	660,419	266,339	660,419	266,339
Funding and borrowings (3)	(8,487)	7,701	(8,487)	7,701
Securitization of foreign payment orders	10,490	128,905	10,490	128,905
Subordinated debts	39,795	31,774	39,795	31,774
Treasury shares	–	–	412,992	392,931
Total unrealized	2,251,968	2,105,923	2,415,285	1,991,322

```
</TABLE>
```

(1) It does not consider corresponding tax effects.
(2) The investment held by minority stockholders does not affect the result of ITAU HOLDING.
(3) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements - June 30, 2006　　　　　　　　　　　　　　　　　　　134

<PAGE>

To obtain the market values for these financial instruments, the following criteria were adopted:

o   Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on July 3, 2006 for floating-rate securities.

o   Securities and derivative financial instruments, according to the rules established by Circular Letters 3068 and 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

o   Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

o   Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

o   Time and interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on July 3, 2006. The effects of hedges (swap contracts) are also taken into account.

o   Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

o   Subordinated debts, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

o   Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

<PAGE>

NOTE 18 - BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution 371, dated December 13, 2000, we present the
policies adopted by ITAU HOLDING and its subsidiaries regarding benefits to
employees, as well as the accounting procedures adopted:

a)   SUPPLEMENTARY RETIREMENT BENEFITS:

     ITAU HOLDING and its subsidiaries sponsor supplementary retirement plans
     managed by the closed and supplementary private pension funds Fundacao
     Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees' Social
     Security Savings of BEG (PREBEG). The main purpose of these entities is to
     grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundacao Bemge
     de Seguridade Social (FASBEMGE), which also grant death benefits) in order
     to supplement the retirement paid by the Social Security. All of these
     plans are closed to new participants.

     As regards the new employees hired as from August 1, 2002, they have the
     option to participate in a defined contribution plan (PGBL) managed by Itau
     Vida e Previdencia S.A.

     During the period, the contributions paid totaled R$ 13,682 (R$ 13,447 from
     January 1 to June 30, 2005). The contribution rate increases based on the
     beneficiary's salary.

b)   POST-EMPLOYMENT BENEFITS:

     ITAU HOLDING subsidiaries do not sponsor other post-employment benefits,
     except in those cases arising from maintenance obligations according to the
     acquisition agreements signed by ITAU, under the terms and conditions
     established, in which health plans are totally or partially sponsored for
     retired workers and beneficiaries. During the period, the contributions
     made totaled R$ 4,592 (R$ 4,560 from January 1 to June 30, 2005). The
     contribution rate increases based on the beneficiary's age.

c)   NET AMOUNT OF ASSETS AND ACTUARIAL LIABILITIES OF THE BENEFIT PLANS:

     The net assets and actuarial liabilities, which considers the actuarial
     obligations, calculated in conformity with the criteria established by CVM
     Resolution 371 of December 13, 2000, are summarized below.

	06/30/2006	06/30/2005
Net assets of the plans	9,718,232	8,649,453
Actuarial liabilities	(8,331,342)	(7,226,094)
Surplus (*)	1,386,890	1,423,359

(*) According to paragraph 49g of the attachment to the CVM Resolution 371 of
     December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors have provisions
in the amount of R$ 30,420 (R$ 27,051 at June 30, 2005) (Note 12c) to cover
insufficient actuarial reserves.

d)   CHANGES IN NET ASSETS AND ACTUARIAL LIABILITIES, AND SURPLUS

<TABLE>
<CAPTION>

	01/01 TO 06/30/2006			01/01 TO 06/30/2005		
DESCRIPTION	ASSETS	ACTUARIAL LIABILITIES	SURPLUS	ASSETS	ACTUARIAL LIABILITIES	SURPLUS
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Present value - beginning of the period	9,178,748	(8,035,973)	1,142,775	8,264,190	(6,967,474)	1,296,716
Expected return on assets / Cost of current service + interest	559,952	(506,371)	53,581	501,841	(434,648)	67,193
Benefits paid	(191,039)	191,039	–	(176,028)	(176,028)	–
Contributions sponsors/participants	32,315	–	32,315	30,866	–	30,866
Gains/(losses) in the period (1)/(2)	138,256	19,963	158,219	28,584	–	28,584
Present value - end of the period	9,718,232	(8,331,342)	1,386,890	8,649,453	(7,226,094)	1,423,359

</TABLE>

(1) The gains in assets correspond to the earnings obtained above the expected
     return rate on assets assumptions.

(2) Gains on actuarial liabilities refer to the review of future contributions.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   136

```
<PAGE>

e)   MAIN ASSUMPTIONS USED IN ACTUARIAL EVALUATION:

==============================================================
Discount rate                          10.24% p.a.
Expected return rate on assets         12.32 % p.a.
Mortality table                          GAM-83
Turnover (1)                           Exp.Itau 1999/2001
Future salary growth                    7.12 % p.a.
Growth of the pension fund and social
 security benefits                      4.00 % p.a.
Inflation                               4.00 % p.a.
Actuarial method                        Credit(2)
==============================================================
```

(1)   The turnover assumption is based on the effective participants of ITAU
      HOLDING, resulting in an average of 2.0% p.a. based on experience
      1999/2001.
(2)   Using the Projected Unit Credit method, the mathematical reserve is
      determined by the current projected benefit amount multiplied by the ratio
      between the time of service in the company at the assessment date and the
      time of service that will be reached at the date when the benefit is
      granted. The cost is determined taking into account the current projected
      benefit amount distributed over the years that each participant is
      employed.

```
<PAGE>

NOTE 19 - INFORMATION ON FOREIGN SUBSIDIARIES

<TABLE>
<CAPTION>
```

	FOREIGN BRANCHES (1)		BANCO ITAU BUEN AYRE S.A.		BANCO ITAU EUROPA S.A. CONSOLIDATED (2)	
	06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005
<S>	<C>	<C>	<C>	<C>	<C>	<C>
ASSETS						
CURRENT AND LONG-TERM RECEIVABLES						
Cash and cash equivalents	78,841	139,749	48,003	38,953	76,056	48,333
Interbank investments	2,522,605	3,258,206	-	-	3,138,270	3,421,058
Securities	2,651,494	2,763,866	231,474	216,908	2,276,556	1,735,129
Loans, leasing and other credit operations	903,327	1,473,533	800,234	733,752	1,820,799	1,917,832
Prepaid expenses	18,322	32,594	2,162	1,635	8,759	8,306
Other assets	376,887	803,968	203,252	256,266	65,586	129,276
PERMANENT ASSETS						
Investments	548,641	567,204	5,497	5,107	543,767	405,695
Fixed assets and deferred charges	7,361	10,215	32,453	43,764	18,496	18,200
Total	7,107,478	9,049,335	1,323,075	1,296,385	7,948,289	7,683,829
LIABILITIES						
CURRENT AND LONG-TERM LIABILITIES						
Deposits	2,028,166	1,300,861	1,055,512	1,006,081	3,740,151	3,263,729
Demand deposits	364,737	24,646	303,429	403,084	351,672	450,859
Savings accounts	-	-	284,252	252,099	-	-
Interbank deposits	4,292	226,539	130,016	43,128	1,542,848	48,855
Time deposits	1,659,137	1,049,676	337,815	307,770	1,845,631	2,764,015
Deposits received under securities repurchase agreements	407,179	971,134	-	-	176,995	366,899
Funds from acceptances and issue of securities	479,321	874,238	-	-	1,888,809	2,041,002
Borrowings	118,563	485,154	17,437	-	860,372	745,312
Derivative financial instruments	81,821	128,883	-	-	32,235	52,122
Other liabilities	2,148,573	3,396,768	32,391	58,991	89,742	110,321
Deferred income	5,010	6,579	-	-	4,087	1,055
Minority interest in subsidiaries	-	-	-	-	130	129
STOCKHOLDERS' EQUITY						
Capital and reserves	1,744,016	1,943,996	208,265	231,263	1,086,511	1,019,311
Income for the period	94,829	(58,278)	9,470	50	69,257	83,949
Total	7,107,478	9,049,335	1,323,075	1,296,385	7,948,289	7,683,829

```
<CAPTION>
```

	ITAU BANK, LTD.		NON-FINANCIAL (3)		BANCO ITAU-BBA S.A. SUBSIDIARIES (4)	
	06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005
<S>	<C>	<C>	<C>	<C>	<C>	<C>
ASSETS						
CURRENT AND LONG-TERM RECEIVABLES						
Cash and cash equivalents	35,878	7,945	118,428	37,632	42,422	32,653
Interbank investments	2,425,419	1,346,938	362,601	459,530	2,175,823	2,020,807
Securities	1,109,342	1,413,219	55,461	73,761	5,441,808	4,625,682
Loans, leasing and other credit operations	17,636	25,263	-	-	2,080,116	1,880,567
Prepaid expenses	88	149	66	126	6,601	7,812
Other assets	250,763	131,552	127,868	140,073	193,667	402,105
PERMANENT ASSETS						
Investments	3	1,365	2,647,533	2,646,522	29,866	27,770
Fixed assets and deferred charges	3,093	-	2,455	950	315	204
Total	3,842,222	2,926,431	3,314,412	3,358,594	9,970,618	8,997,600
LIABILITIES						
CURRENT AND LONG-TERM LIABILITIES						
Deposits	1,303,536	476,978	-	2	3,460,376	2,916,157
Demand deposits	33,693	264,094	-	-	38,768	56,465
Savings accounts	-	-	-	-	-	-
Interbank deposits	339,063	55,243	-	-	-	-
Time deposits	930,780	157,641	-	2	3,421,608	2,859,692
Deposits received under securities repurchase agreements	102,671	71,044	-	-	560,215	736,307
Funds from acceptances and issue of securities	202,437	-	-	-	284,967	361,796
Borrowings	5,202	5,407	153	210	2,213,550	2,574,253
Derivative financial instruments	92,875	12,038	2,852	-	1,184,974	133,904
Other liabilities	943,847	1,043,44	67,787	62,278	345,131	481,331
Deferred income	4	8	420	416	2,594	2,025
Minority interest in subsidiaries	-	-	153	183	-	-
STOCKHOLDERS' EQUITY						
Capital and reserves	1,229,444	1,275,390	3,109,567	3,157,375	1,809,787	1,765,072
Income for the period	(37,794)	42,125	133,480	138,130	109,024	26,755
Total	3,842,222	2,926,431	3,314,412	3,358,594	9,970,618	8,997,600

```
<CAPTION>
```

	FOREIGN CONSOLIDATED (5)	
	06/30/2006	06/30/2005
<S>	<C>	<C>
ASSETS		
CURRENT AND LONG-TERM RECEIVABLES		

```
Cash and cash equivalents                        285,610      283,852
Interbank investments                           6,730,956    7,562,216
Securities                                     11,274,739   10,400,457
Loans, leasing and other credit operations      5,590,164    6,030,737
Prepaid expenses                                   36,137       50,742
Other assets                                    1,220,138    1,878,451

PERMANENT ASSETS
  Investments                                     584,844      454,255
  Fixed assets and deferred charges                61,459       73,916

  Total                                        25,784,047   26,734,626
--------------------------------------------- ------------ ------------

LIABILITIES
-----------


CURRENT AND LONG-TERM LIABILITIES
Deposits                                        7,511,901    5,934,735
  Demand deposits                                 678,662      925,977
  Savings accounts                                284,252      252,100
  Interbank deposits                            1,015,799      318,523
  Time deposits                                 5,533,188    4,438,135
Deposits received under securities repurchase   1,060,448    1,961,458
agreements
Funds from acceptances and issue of securities  2,829,130    3,164,030
Borrowings                                      3,111,792    3,810,127
Derivative financial instruments                1,288,472      295,874
Other liabilities                               3,563,974    5,107,849

Deferred income                                    12,115       10,083

Minority interest in subsidiaries                  84,732      121,454

STOCKHOLDERS' EQUITY
  Capital and reserves                          6,036,990    6,135,153
  Income for the period                           284,493      193,863

Total                                          25,784,047   26,734,626
-----
============================================= ============ ============
</TABLE>

(1)  Banco Itau S.A. - Branches, Grand Cayman, New York, Tokyo and Banco Itau
     Holding Financeira S.A. - Grand Cayman Branch.

(2)  Banco Itau Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itau Europa
     Luxembourg S.A., Banco Itau Europa Fund Management Company, S.A., BIEL Fund
     Management Company S.A. and BIE Cayman, Ltd.

(3)  Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V.,
     BFB Overseas Cayman, Ltd., Externalizacion Global S.A.(only on 06/30/2005),
     Itau Asset Management S.A. Sociedad Gerente de Fondos Comunes de
     Inversion, Itau Europa, SGPS, Lda., Itausa Portugal - SGPS, S.A., Itau
     Leasing de Chile Ltda.(only on 06/30/2005), Zux Cayman Company Ltd., Zux
     SGPS, Lda, BIEL Holdings AG, IPI - Itausa Portugal Investimentos, SGPS
     Lda., Itau Europa Luxembourg Advisory Holding Company S.A.,Itausa Europa -
     Investimentos, SGPS, Lda., Agate SaRL, ITB Holding Ltd., Topaz Holding
     Ltd., Itau USA Inc, Jasper International Investiment LLC, Itauinv - Itau
     International Investment LLC, ITrust Servicios Financeiros S.A., Albarus
     S.A., I.F.E. Banco Bemge (Uruguay) S.A. (a company incorporated in August
     2005), Banco Del Parana S.A. , Amethyst Holding Ltd., Garnet Corporation,
     Zircon Corporation, Spinel Corporation, Tanzanite Corporation and Itau
     Sociedad de Bolsa S.A.

(4)  Peroba Ltd. (current name of BBA-Creditanstalt Bank Ltd.), Banco Itau-BBA
     S.A. - Nassau Branch, Banco Itau-BBA S.A. - Uruguay Branch, Mundostar S.A.,
     Karen International Ltd., Nevada Woods S.A. , and AKBAR - Marketing e
     Servicos, Lda.

(5)  Information on foreign consolidated presents balances net of eliminations
     from consolidation.
```

<PAGE>

NOTE 20 - RECLASSIFICATION FOR COMPARISON PURPOSES

We reclassified some balances as of June 30, 2005, for comparison purposes, in
view of the regrouping of the headings, in the Balance Sheet Derivative
Financial Instruments and Negotiation and Intermediation of Securities - related
to adjustment to market value of futures contracts; Foreign Exchange Portfolio -
related to the reclassification in Other Liabilities of Advances on Exchange
Contracts; and the reclassification of Tax Contingencies from heading
Liabilities - Tax and Social Security to Other Sundry Liabilities, in such a way
as to comply with CVM Resolution 489 of October 3, 2005, and the proper
classification of Banking Service Fees and Extraordinary Result in the Statement
of Income.

<TABLE>
<CAPTION>

	PRIOR BALANCES	RECLASSIFICATIONS	CURRENT BALANCES
<S>	<C>	<C>	<C>
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	29,156,966	59,894	29,216,860
Derivative financial instruments	2,534,507	59,894	2,594,401
OTHER RECEIVABLES	24,005,169	1,553,212	25,558,381
Foreign exchange portfolio	12,041,988	1,563,727	13,605,715
Negotiation and intermediation of securities	1,183,753	(10,515)	1,173,238
TOTAL ASSETS	144,545,333	1,613,106	146,158,439
DERIVATIVE FINANCIAL INSTRUMENTS	1,684,416	49,337	1,733,753
OTHER LIABILITIES	35,605,495	1,563,769	37,169,264
Foreign exchange portfolio	12,250,638	1,563,727	13,814,365
Tax and social security	4,802,831	(346,364)	4,456,467
Negotiation and intermediation of securities	910,119	42	910,161
Sundry	4,461,305	346,364	4,807,669
TOTAL LIABILITIES	144,545,333	1,613,106	146,158,439
STATEMENT OF INCOME FOR THE PERIOD			
OTHER OPERATING INCOME (EXPENSES)	(1,458,385)	(235,245)	(1,693,630)
Banking service fees	3,645,296	–	3,645,296
Current account services	703,158	(20,047)	683,111
Other	263,841	20,047	283,888
Equity in earnings of affiliates	(26,276)	39,755	13,479
Other operating expenses	(544,116)	(275,000)	(819,116)
OPERATING INCOME	4,261,391	(235,245)	4,026,146
INCOME TAX AND SOCIAL CONTRIBUTION	(1,440,966)	43,500	(1,397,466)
Related to temporary differences	111,338	43,500	154,838
EXTRAORDINARY RESULT	(191,745)	191,745	–
NET INCOME	2,474,521	–	2,474,521

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   139

<PAGE>

NOTE 21 - ADDITIONAL INFORMATION

a) INSURANCE POLICY - ITAU HOLDING and its subsidiaries, despite the low risk
    exposure due to a non-physical concentration of their assets, have the
    policy to guarantee its securities and assets at amounts considered
    sufficient to cover possible claims.

b) FOREIGN CURRENCIES

    The balances in reais linked to foreign currency were:

<TABLE>
<CAPTION>

	06/30/2006	06/30/2005
<S>	<C>	<C>
Permanent foreign investments	6,321,483	6,329,017
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(10,585,267)	(8,813,019)
Net foreign exchange position (*)	(4,263,784)	(2,484,002)

</TABLE>

(*) If the participation of the other shareholders in Banco Itau Europa S.A.
     were not considered, the net foreign exchange position would amount to R$
     (4,925,935), (R$(3,090,408) at 06/30/2005).

     The net foreign exchange position, considering the tax effects on the net
     balance of the other assets and liabilities indexed to foreign currency,
     reflects the low exposure to exchange variations.

c) INVESTMENT FUNDS AND MANAGED PORTFOLIOS - ITAU HOLDING through its
subsidiaries, manages the following type of investments funds: privatization,
fixed income, shares, open portfolio shares, investment clubs, its customers'
and Group portfolios, domestic and foreign, classified in off-balance sheet
accounts, distributed, as follows:

<TABLE>
<CAPTION>

	AMOUNT		AMOUNT (*)		NUMBER OF FUNDS	
	06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Investment funds	129,640,861	97,681,903	129,640,861	97,681,903	730	669
Fixed income	121,305,640	95,305,021	121,305,640	95,305,021	648	591
Shares	8,335,221	2,376,882	8,335,221	2,376,882	82	78
Managed portfolio	45,931,298	34,584,291	9,281,957	8,103,444	4,055	4,164
Customers	29,193,385	18,756,067	5,776,540	4,433,113	4,008	4,113
Itau Group	16,737,913	15,828,224	3,505,417	3,670,331	47	51
TOTAL	175,572,159	132,266,194	138,922,818	105,785,347	4,785	4,833

</TABLE>

(*) It refers to the distribution after elimination of double-counting of
     managed portfolios in investment funds.

d) FUNDS FROM CONSORTIA

<TABLE>
<CAPTION>

	06/30/2006	06/30/2005
<S>	<C>	<C>
Monthly estimate of installments receivable from participants	33,446	34,700
Group liabilities by installments	1,251,251	1,378,367
Participants - assets to be delivered	1,091,373	1,241,305
Funds available for participants	184,979	164,547
(In units)		
Number of managed groups	915	942
Number of current participants	118,754	130,217
Number of assets to be delivered to participants	47,591	68,104

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   140

<PAGE>

e)   FUNDACAO ITAU SOCIAL - ITAU HOLDING and its subsidiaries are the main
      sponsors of Fundacao Itau Social, which objectives are: 1) managing the
      "Itau Social Program" which aims at coordinating the organization's role in
      projects of interest for the community by supporting or developing social,
      scientific and cultural projects, mainly in the elementary education and
      health areas; 2) supporting projects or initiatives in progress, supported
      or sponsored by entities qualified to work in the "Itau Social Program" and
      3) providing food and other similar benefits to the employees of ITAU
      HOLDING and other companies of the group.

      Donations made by the consolidated companies totaled R$ 1,088 in the
      period, and the Foundation's social, net assets totaled R$ 369,923 at June
      30, 2006. The income arising from its investments will be used in the
      Foundation's social purposes.

f)   INSTITUTO ITAU CULTURAL - IIC - ITAU HOLDING and its subsidiaries are
      supporters of Instituto Itau Cultural - IIC, an entity formed to grant
      incentives, promote and preserve Brazil's cultural heritage. During the
      period, the consolidated companies donated to IIC the amount of R$ 9,500
      (R$ 9,650 from January 1 to June 30, 2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   141

<PAGE>

g)   STATEMENT OF CASH FLOWS

I - ITAU HOLDING CONSOLIDATED

<TABLE>
<CAPTION>

	01/01 TO 06/30/2006	01/01 TO 06/30/2005
<S>	<C>	<C>
Adjusted net income	7,297,923	4,994,408
Net income	2,958,277	2,474,521
Adjusted net income:	4,339,646	2,519,887
Adjustment to market value of securities and		
derivative financial instruments (assets/liabilities)	27,258	75,328
Allowance for loan losses	2,883,672	1,426,223
Results from operations with subordinated debts	130,450	(49,062)
Results from securitization of foreign payment orders	(66,930)	(189,556)
Change in technical provision for insurance,		
pension plan and capitalization	1,251,685	1,103,050
Depreciation and amortization	277,925	295,729
Adjustment to legal liabilities - tax and social security	(58,514)	(6,044)
Adjustment to provision for contingent liabilities	(33,327)	141,911
Provision for corporate restructuring	-	75,000
Deferred taxes	43,716	(154,838)
Equity in earnings of affiliates	(97,988)	(13,479)
Income from securities held to maturity	(12,632)	(93,298)
Minority interest result	14,258	(67,238)
Others	(19,927)	(23,839)
Change in assets and liabilities	(13,608,970)	(8,824,582)
(Increase) Decrease in interbank investments	(4,741,920)	(3,394,115)
(Increase) Decrease in securities and derivative financial		
instruments (assets/liabilities)	(4,323,970)	(1,073,918)
(Increase) Decrease in Central Bank of Brazil compulsory deposits	1,397,226	(666,509)
(Increase) Decrease in interbank and interbranch accounts		
(assets/liabilities)	430,262	(109,106)
(Increase) Decrease in loan, capital leasing and other credit operations	(8,128,995)	(6,178,792)
(Increase) Decrease in other receivables and assets	(745,651)	129,617
(Increase) Decrease in foreign exchange portfolio and negotiation		
and intermediation of securities	234,565	(504,130)
(assets/liabilities)		
(Decrease) Increase in technical provisions for insurance,		
pension plan and capitalization	518,082	380,098
(Decrease) Increase in other liabilities	1,755,308	2,599,733
(Decrease) Increase in deferred income	(3,877)	(7,460)
OPERATING ACTIVITIES - Net cash provided by / (invested)	(6,311,047)	(3,830,174)
Interest on own capital/Dividends received	45,112	34,811
Funds from interest received and redemption of		
securities held to maturity	313,456	1,370,166
Disposal of foreclosed assets	181,355	70,252
Sale of investments	25,804	5,537
Sale of fixed assets for use	11,621	45,492
Purchase of securities held to maturity	(10,073)	-
Purchase of foreclosed assets	(182,904)	(77,373)
Purchase of investments	(65,500)	(14,956)
Purchase of fixed assets for use	(196,244)	(180,753)
Deferred charges	(60,164)	(40,985)
Change in participation of minority interest	(10,129)	48,367
INVESTMENT ACTIVITIES - Net cash provided by / (invested)	52,334	1,260,558
Increase (Decrease) in deposits	2,400,963	1,664,562
Increase (Decrease) in deposits received under securities repurchase agreements	5,575,352	1,789,603
Increase (Decrease) in funds for issuance of securities	1,830,393	1,919,186
Increase (Decrease) in borrowings and onlendings	(1,229,754)	(1,406,757)
Increase (Decrease) in credit cards operations	(456,045)	(110,398)
Increase (Decrease) in securitization of foreign payment orders	(37,509)	561,257
Increase (Decrease) in subordinated debts	(180,010)	(178,865)
Granting of stock options	108,583	94,401
Purchase of treasury shares	(2,553)	(568,982)
Interest on own capital paid	(1,432,964)	(1,049,168)
FINANCING ACTIVITIES - Net cash provided by / (invested)	6,576,456	2,714,839
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	317,743	145,223
At the beginning of the period	2,084,562	1,930,452
At the end of the period	2,402,305	2,075,675

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   142

<PAGE>

II - ITAU HOLDING

<TABLE>
<CAPTION>

	01/01 TO 06/30/2006	01/01 TO 06/30/2005
<S>	<C>	<C>
Adjusted net income	11,183	(34,506)
Net income	3,496,957	2,496,109
Adjusted net income:	(3,485,774)	(2,530,615)
Deferred taxes	(133,408)	(32,823)
Equity in earnings of subsidiaries	(3,352,418)	(2,497,994)
Depreciation and amortization	52	202
Change in assets and liabilities	475,349	(148,934)
(Increase) Decrease in interbank investments	473,109	(114,765)
(Increase) Decrease in securities and derivative		
financial instruments (assets/liabilities)	(16,680)	(6,184)
(Increase) Decrease in other credits and assets	(109,822)	(53,969)
(Increase) Decrease in other liabilities	128,742	25,984
OPERATING ACTIVITIES - Net cash provided by / (invested)	486,532	(183,440)
Interest on own capital/Dividends received	841,465	1,190,696
Purchase of investments	(1,100)	(46,206)
Purchase of fixed assets for use / Deferred charges	(138)	(100)
INVESTMENT ACTIVITIES - Net cash provided by / (invested)	840,227	1,144,390
Increase (Decrease) in interbank deposits	–	562,804
Granting of stock options	108,583	94,401
Purchase of treasury shares	(2,553)	(568,982)
Interest on own capital paid	(1,432,964)	(1,049,168)
FINANCING ACTIVITIES - Net cash provided by / (invested)	(1,326,934)	(960,945)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	(175)	5
At the beginning of the period	281	45
At the end of the period	106	50

</TABLE>

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   143

<PAGE>

h)   CONSOLIDATED STATEMENT OF ADDED VALUE

<TABLE>
<CAPTION>

	01/01 TO 06/30/2006	SHARE %	01/01 TO 06/30/2005	SHARE %
<S>	<C>	<C>	<C>	<C>
Income from financial operations (a)	5,869,878	–	5,719,776	–
Result from operations with insurance, pension plan and capitalization (b)	517,764	–	397,630	–
Other operating income/expenses (c)	1,527,657	–	802,486	–
Added value (d = a + b + c)	7,915,299	–	6,919,892	–
Compensation of employees (e) (*)	2,265,807	28.6	1,976,181	28.6
Payment of taxes and contributions (f)	2,676,956	33.8	2,536,428	36.7
Amount distributed to shareholders (g)	944,634	11.9	697,442	10.1
Reinvestment of profits (h)	2,027,902	25.7	1,709,841	24.6
Parent company	2,013,643	25.4	1,777,079	25.7
Minority interests	14,259	0.3	(67,238)	(1.1)
Distribution of added value (i = e + f + g + h)	7,915,299	100.0	6,919,892	100.0

</TABLE>

(*) Does not include social security contributions.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   144

```
<PAGE>
```

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1   We have audited the accompanying financial statements of Banco Itau Holding
     Financeira S.A. and of Banco Itau Holding Financeira S.A. and its
     subsidiary companies (consolidated) as of June 30, 2006 and 2005. These
     financial statements are the responsibility of the Bank's management. Our
     responsibility is to express an opinion on these financial statements.

2   We conducted our audits in accordance with approved Brazilian auditing
     standards, which require that we perform the audit to obtain reasonable
     assurance about whether the financial statements are fairly presented in
     all material respects. Accordingly, our work included, among other
     procedures: (a) planning our audit taking into consideration the
     significance of balances, the volume of transactions and the accounting and
     internal control systems of the Bank and its subsidiary companies, (b)
     examining, on a test basis, evidence and records supporting the amounts and
     disclosures in the financial statements, and (c) assessing the accounting
     practices used and significant estimates made by management, as well as
     evaluating the overall financial statement presentation.

3   In our opinion, the financial statements audited by us present fairly, in
     all material respects, the financial position of Banco Itau Holding
     Financeira S.A. and of Banco Itau Holding Financeira S.A. and its
     subsidiary companies at June 30, 2006 and 2005, and the results of
     operations, the changes in stockholders' equity and the changes in
     financial position for the six-month periods then ended, as well as the
     consolidated results of operations and of changes in financial position for
     the six-month periods then ended, in accordance with accounting practices
     adopted in Brazil.

Sao Paulo, July 24, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   145

<PAGE>

BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23   Public Company   NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

INTRODUCTION

According to its Charter (available on website http://www.itau.com.br - Investor
Relations), the Committee is responsible for the quality and integrity of the
financial statements of the Itau Financial Conglomerate, for the compliance with
legal and regulatory requirements, for the activities, independence and quality
of the services rendered by the independent auditors and the internal auditors,
and the quality and effectiveness of the internal controls and risk management
systems of the Conglomerate. The assessments made by the Committee are based on
information received from management, external auditors, internal auditors,
those responsible for risk management and internal controls, and on its own
analysis based on direct observation.

COMMITTEE ACTIVITIES

The Committee met four times in the first half of 2006 and once again in July
2006. At its latest working session, the Committee analyzed the financial
statements as of June 30, 2006 and approved the Audit Committee Report on the
activities carried out in the first half of 2006 and this Summary.

INTERNAL CONTROLS AND RISK MANAGEMENT SYSTEM
COMPLIANCE WITH THE LEGISLATION, REGULATORY REQUIREMENTS AND THE INTERNAL
POLICIES AND PROCEDURES

INTERNAL CONTROLS

During the first half of 2006, we highlight the Organization's efforts and
mobilization to meet the final requirements of Section 404 of the Sarbanes-Oxley
Act. Such measures strengthened the internal control system of Banco Itau
Holding Financeira S.A., which caused the external audit to issue an opinion in
June 2006 attesting that Itau Holding kept effective internal controls, in all
material respects, over the preparation of the financial statements as of
December 31, 2005, and that the Management had correctly assessed the propriety
of such controls. The Committee points out that the Organization achieved the
compliance with the Section 404 requirements of the Sarbanes-Oxley Act one year
prior to the deadline set for foreign companies listed on the New York Stock
Exchange.

In the Audit Committee's view, taking into consideration the Management's
efforts, Itau Holding internal controls system is being continually streamlined.
The actions already carried out as well as those in progress are appropriate to
the size and complexity of the operations.

RISK MANAGEMENT AND COMPLIANCE

During the semester, the Committee evaluated the management of and control over
credit and legal risks. In relation to the latter, it took notice and evaluated
the first activities of the newly created Legal Compliance Superintendence.

In the Audit Committee's view, the structure and the actions taken to manage the
above-mentioned risks are well established and conveniently directed in general
aspects.

The work carried out by the Internal Audit and the reports prepared by the
external auditors did not mention deficiencies in the compliance with the
legislation, regulatory requirements and internal policies and procedures that
might pose risks to the continuity of Itau Holding.

EXTERNAL AUDIT

The Committee has a regular channel of communication with the external auditors
to extensively discuss the results of their work and relevant accounting
aspects, thus enabling the Committee's members to form a well-based opinion as
to the integrity of the financial statements and of the financial reports.

The Committee finds satisfactory the amount and the quality of the information
provided by Pricewaterhouse Coopers, which supports its opinion on the integrity
of the financial statements. The Committee did not identify any situations that
could affect the objectivity and independence of the External Auditors.

INTERNAL AUDIT

The Committee assesses the quality of the Internal Audit works as positive, as
well as its independence from Management.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   146

<PAGE>

The results presented during the Committee's work sessions did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

CONSOLIDATED FINANCIAL STATEMENTS

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers Auditores Independentes and executives from the Organization.

An evaluation was also made of the relevant accounting practices used by the Itau Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with the generally accepted accounting principles, the Brazilian corporate law and the requirements of Conselho Monetario Nacional, Comissao de Valores Mobiliarios, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendencia de Seguros Privados.

During the semester, the Committee also examined the aspects considered material for the preparation of the financial statements as of December 31, 2005, filed with the Securities and Exchange Commission - SEC in June 2006. The Audit Committee considers that the Conglomerate followed all procedures established by the US legislation for the preparation of financial statements in accordance with the United States generally accepted accounting principles.

RECOMMENDATIONS

Regular meetings were held with the President of Itau Holding. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities. During the semester, the Committee monitored the implementation of the recommendations that it submitted to Management and were approved by it, particularly those related to the development and creation of competences required for the flawless performance of the Internal Control and Risks Officer.

CONCLUSION

This Committee, based on the activities undertaken since its inception and with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the audited financial statements of Banco Itau Holding Financeira S.A., as of June 30, 2006.

Sao Paulo, July 26, 2006.

THE AUDIT COMMITTEE

CARLOS DA CAMARA PESTANA - President

ALCIDES LOPES TAPIAS

TEREZA CRISTINA GROSSI TOGNI - Financial Expert

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   147

<PAGE>

BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23   Public Company   NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAU HOLDING
FINANCEIRA S.A., having perused the financial statements for the period from
January to June of 2006, have verified the accuracy of all the items examined,
understanding them to adequately reflect the company's capital structure,
financial position and the activities conducted during the period, recommending
that they be approved by the company's Board of Directors.

Sao Paulo-SP, July 31, 2006.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

FERNANDO ALVES DE ALMEIDA
Member

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
June 30, 2006   148

Banco Itau Holding Financeira S.A. Cycle 03 - 08/04/2006 08:44:44 ba6635.txt, Seq: 148
PRN - 6635 File Page/Sheet: /

<Page>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Itau Holding Financeira S.A.
(Registrant)

Date: May 15, 2006

By: /s/ Alfredo Egydio Setubal

Name: Alfredo Egydio Setubal
Title: Investor Relations Officer

By: /s/ Silvio Aparecido de Carvalho

Name: Silvio Aparecido de Carvalho
Title: Executive Director

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